Exhibit 99.1

2020 Annual Report

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Responding with resilience We partners supported and consumers our people, during communities, the COVID-19 pandemic Executing for growth We strong are recovery planning and executing for a Reflecting on our performance We environment are successfully with an navigating agile and innovative a complex customer and consumer-centric approach 15 Focus on our global brands We premiumization, are accelerating led by our global brands Transforming for the future We create are value scaling for new customers digital capabilities and consumers to Commitment to a better world We environmental are making stewardship progress on and inclusive growth This is an interactive report—when you see this icon, click to learn more AB InBev—Annual report 2020—2 Table of contents 03-Letter to our shareholders 07-Key figures 2020 09-Responding with resilience 11-Highlights of the year 13-Who we are and what we brew 19-Where we operate 21-Executing for growth 23-Reflecting on our performance 27-Transforming for the future 32-Commitment to a better world 52-Acting with integrity 53-Report scope 55-Assurance report 57-Corporate governance statement

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Letter to our shareholders The past year presented extraordinary circumstances for our business, colleagues and communities. We extend our immense gratitude to those on the frontlines, particularly healthcare workers for their commitment to keeping all of us safe, and to our teams who have been demonstrating tremendous resilience and agility as we continue to navigate the ongoing uncertain environment. We believe that a healthy and sustainable recovery can only be achieved when we work together with our partners, communities and consumers. The challenges we faced over the last year have shown us that it is important to step back and acknowledge the lives around us, as well as those whom the pandemic has taken from us. Sadly, we lost family members, friends and colleagues. We will continue doing what we can to support our colleagues during this difficult time. Our purpose of Bringing People Together for a Better World is as relevant as ever Our purpose has never been more relevant than it is today, even if “together” looks different right now. In the context of the COVID-19 pandemic, that means doing what we can to protect the health and safety of our people and communities, and putting the power of our value chain at the center of the socio-economic recovery. In normal times, beer is a formidable engine of economic growth; in a post-COVID world, it can be a critical driver of the recovery. Our beers are almost entirely sourced, brewed and enjoyed locally, deeply connecting us to the communities in which we live and work. This means we must lead the way in supporting the fight against the pandemic and doing our part in the economic recovery. In 2020, we produced and donated millions of units of hand sanitizer in over 20 countries and emergency drinking water in over 10 countries. We mobilized our fleets of trucks in Colombia, Peru and Ecuador to deliver essential food and medical supplies. We helped enhance critical healthcare infrastructure, including four new hospitals in Mexico, Brazil, Colombia and Peru, and a vaccine factory in Brazil. To support and empower the livelihoods of more than 20,000 direct farmers in our global supply chain, we fulfilled commitments to purchase crops in markets such as Mexico and India, even when our brewery operations were shut down. Successfully navigating a complex environment with a customer and consumer-centric approach Following a strong start to the year, our overall results in 2020 were significantly impacted by the disruption caused by the COVID-19 pandemic. In FY20, volumes declined by 5.7%, revenue declined by 3.7%, and EBITDA declined by 12.9% with EBITDA margin compression of 382 bps to 36.9%. Consumers rapidly adjusted to the new reality by shifting to in-home consumption occasions, increasing adoption of the e-commerce channel and finding new ways to connect with others, reinforcing our confidence in the long-term potential of the beer category. Our teams quickly responded to the evolving environment, allowing us to deliver beer volume growth of 2.2% in 2H20, even while external conditions remained extremely unpredictable. This “During an unusually challenging 2020, we have shown determination, ingenuity and a commitment to the communities in which we live and work. We are grateful for the support and commitment of our partners around the world. The Board of Directors and the executive management team will continue to focus on driving growth for years to come.” Marty Barrington AB InBev—Annual report 2020—3

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world “In an extremely challenging year, our teams rose to the occasion. We finished the year with momentum in our key markets by leveraging our fundamental strengths as a company and capturing the benefits of investments we have been making for several years in our portfolio and rapidly growing platforms, such as BEES and Zé Delivery. We are now more closely connected than ever to the 6 million+ customers and 2 billion+ consumers we serve worldwide through our clear commercial strategy, our revamped innovation process, digital platforms and our ongoing operational excellence.” Carlos Brito was driven by a customer and consumer-centric approach that is supported by the long-term fundamental strengths of our business: • Clear commercial strategy executed with a best-in-class portfolio of brands across styles and price points: —Drive premiumization: We have created and are continuously enhancing the world’s largest portfolio of premium brands, designed to cater to increasingly fragmented consumer needs and occasions. Following a challenging start to the year, our High End Company grew revenue by 4.1% and our global brands grew revenue by 4.7% outside of their respective home markets in 2H20. We are leading the way in expanding the core plus segment in emerging and mature markets, with brands such as Modelo in Mexico and Michelob ULTRA in the US. —Differentiate the core & smart affordability: Our core brands also delivered healthy volume growth in 2H20, demonstrating consumer trust in our unparalleled portfolio. Our smart affordability initiatives, such as our local crop beers in markets including Brazil, Peru, Ecuador and Uganda, are drawing new consumers into the beer category, while also serving our communities by supporting local farmers. —Build out adjacencies: Our beyond beer portfolio, which spans categories such as hard seltzer and ready-to-drink (RTD) cocktails, wine, and spirits, has now reached well over 1 billion USD in revenue and grew by double-digits in 2020. • Innovation strategy rooted in consumer- centricity and agility: Our innovations contributed more than 5 billion USD to our global revenue in 2020, an increase from 2019 even in the face of tremendous disruption. Our innovation pipeline included successful launches such as Brahma Duplo Malte in Brazil, Bud Light Seltzer in the US and Nuestra Siembra in Ecuador. We have been evolving our innovation strategy to deliver superior products to consumers with increased speed and agility, which has proven especially critical in the current environment. • Scaling our digital commerce platforms to create value for customers and consumers: We believe that the digitization of customer and consumer relationships is a key driver of future growth—a trend that continues to rapidly accelerate due to the necessity of connecting at a distance. We have been investing in these capabilities for many years and saw an exponential increase in user adoption of our platforms in 2020. —Digitizing our relationships with our 6 million+ global customer base: Our proprietary B2B platform, BEES, combines our best-in-class logistics and sales systems with new digital capabilities (such as AI-based algorithms), allowing us to provide customers with convenience, seamless communication and billion USD contribution of our innovations to global revenue in 2020 AB InBev—Annual report 2020—4

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world 10 million USD into restaurants and pubs worldwide thanks to the “Save Pub Life” campaign 900,000 monthy active user base of BEES enhanced business performance. In FY20, BEES captured over 3 billion USD in gross merchandise value (GMV), of which more than 2 billion was delivered in 4Q20, as both usage and adoption accelerated. In December, our growing monthly active user base (MAU) reached approximately 900,000 users across 9 markets, and we have plans to roll out the platform to several new markets in 2021 as we rapidly expand.—Leading the way in e-commerce beer sales: Our 20+ e-commerce direct-to-consumer (DTC) ventures across the world offer convenience for our consumers and provide valuable data that allows us to anticipate emerging trends. In Brazil, Zé Delivery is now present in all 27 Brazilian states and significantly accelerated with more than 27 million orders fulfilled in FY20. In Europe, our owned e-commerce beer store portfolio grew ahead of the market, reaching new consumer households. To complement our owned platforms, we also leverage strategic partnerships with third party retailers which have allowed us to establish e-commerce leadership and grow our global market share. This is highlighted by China where we hold the leading position among brewers in the world’s largest e-commerce market.—Finding new ways for our brands to connect with our 2 billion+ consumers worldwide: With our in-house agency, draftLine, we are creating consumer-first marketing executions with more agility and relevance. Our “lives” online concert series in Brazil, which successfully activated our top brands and innovations, such as Brahma Duplo Malte, delivered over 350 concerts and generated 678 million views in 12 weeks. Our “Save Pub Life” campaign in the UK, a gift card program to support neighborhood pubs and bars, generated 1.2 million GBP in donations when they needed it most, and then became a global program that helped bars and restaurants worldwide. A relentless commitment to operational excellence and agility driving market share gains: With a best-in-class global supply chain and unparalleled scale, we are excelling with our customers in service level and product availability. We gained market share in the majority of our key markets by combining the strength of our operations with a winning commercial strategy and unrivaled brand portfolio e-commerce direct-to-consumer ventures across the world AB InBev—Annual report 2020—5

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Prioritizing deleveraging while proactively managing our debt portfolio Our commitment to financial discipline is unwavering. Efficient utilization of our resources is a core competency. It is an important driver of our industry- leading profitability and positions us well to emerge stronger from this crisis. Additionally, we continue to proactively manage the factors within our influence to maintain prudent liquidity during an uncertain time, while supporting the long-term growth of our business. • Committed to deleveraging: Net debt to normalized EBITDA was 4.8x for the 12-month period ending 31 December 2020, as our results were substantially impacted by the COVID-19 pandemic. Deleveraging to around 2x remains our commitment and we will prioritize debt repayment in order to meet this objective. • Proactively managing our debt portfolio further reduces risk: Throughout 2020, we undertook a series of liability management initiatives to further de-risk our balance sheet while creating value. We applied the 10.8 billion USD proceeds from the sale of our Australian subsidiary and approximately 11 billion USD proceeds from the issuance of bonds to reduce gross debt with maturities over the next five years by approximately 18 billion USD. These actions extended our weighted average maturity from approximately 14 years in 2019 to over 16 years in 2020. • Enhancing our strong liquidity position as we navigate uncertainty: We have taken significant actions to maintain a strong liquidity position in a more uncertain environment, while proactively managing our debt profile. At the end of the year, our total liquidity position was approximately 24.3 billion USD, consisting of the 9.0 billion USD undrawn revolving credit facility (RCF) and 15.3 billion USD of cash. This cash balance includes the proceeds from the issuance of a minority stake in our US-based metal container operations of approximately 3 billion USD, which we subsequently deployed in January 2021 to redeem approximately the same amount of EUR and AUD bonds maturing in 2024 and 2025, respectively. Our liquidity position remains higher than usual in light of the ongoing uncertainty, with a cash balance more than sufficient to cover bond maturities through 2026. We will continue to monitor the external environment and adapt accordingly as circumstances evolve. • Leading in sustainable financing: On 18 February 2021, we announced the successful signing of a new 10.1 billion USD Sustainable-Linked Loan Revolving Credit Facility (SLL RCF), replacing our existing 9.0 billion USD RCF. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. For more details, please see the related press release. Fundamental strengths position us favorably for a strong recovery While the future remains uncertain, our fundamental strengths position us favorably for a strong recovery. We have a diverse geographic footprint, with operations in nearly 50 markets and sales in over 150 countries, and significant positions in high-growth regions. A clear commercial strategy gives us the tools to lead and grow the global beer category and scale best practices across markets. We hold the world’s most valuable portfolio of beer brands, enabling us to reach more consumers on more occasions. Our profitability is industry-leading, allowing us to weather times of extreme disruption. Investments in capabilities such as B2B sales, e-commerce and digital marketing put us in an advantaged position to capture growth from these accelerating trends. Most importantly, we have a culture of ownership and a long-term mindset. Our approximately 164,000 colleagues across the world are rising to the challenge each day, demonstrating ingenuity, passion and resilience. In this tremendously challenging year, we were pleased that our annual employee engagement score increased by 3 percentage points. 2020 has reinforced our confidence in the potential of the beer category and our business. We will continue to rely on our fundamental strengths, while never pausing in our evolution to be a truly customer- and consumer- centric organization. We look forward to serving our customers, consumers and communities for the next 100+ years. Marty Barrington Carlos Brito Chairman of the Board Chief Executive Officer AB InBev—Annual report 2020—6

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Key Figures 2020 Performance Operations -3.7% ~200 revenue growth breweries 17,321 ~50 million USD operations in nearly 2020 normalized EBITDA 50 countries 530.6 million hl 2020 beer volumes EBITDA margin contracted by 392 bps to 36.9% Brands 237 beer awards won, 93 bronze, 72 silver and 72 gold medals at major international competitions in 2020 2020 Global Management Trainee class Women 52% Men 48% Administration 2020 Global Management class Business Women 52% Men 48% People ~164,000 colleagues 32% of our salaried workforce are women (+6% since 2017) 121 nationalities represented across our company AB InBev—Annual report 2020—7

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Community Support 4+ million bottles 2020 of hand sanitizer and disinfectant produced & donated to hospitals and frontline health workers in over 30 countries 10 million USD into the on-premise channel through our Save Pub Life voucher program ~500,000 neighborhood stores in 9 Latin American countries supported by our Tienda Cerca digital platform 3+ million face shields provided to frontline emergency workers in Brazil by Cervejaria Ambev 5 million USD redirected from Anheuser-Busch’s sports marketing budget & donated to the American Red Cross 76% of our direct farmers are skilled; 57% are connected and 60% are financially empowered GHG emissions by crop Barley 42.3% Rice 40.4% Corn 11.9% Cassava 2.9% Sugar 2.0% Sorghum 0.3% Wheat 0.1% Hops 0.1% Agriculture represents 13.4% of our value chain emissions; it is part of Scope 3 within our value chain included in the category “Purchased Goods and Services.” AB InBev—Annual report 2020—8 Sustainability 15.7% decrease in water usage since 2017 36.4% of our volume is in returnable packaging 10.4% reduction in emissions (Scope 1, 2 and 3) across our value chain since 2017 per hectoliter Innovation 43% ZX Ventures organic growth CAGR since 2015 1+ billion USD net revenue of our DTC business comes from our retail and e-commerce platforms 35% of our net revenue is captured through our BEES B2B e-commerce platform or EDI Ethics 500+ external participants joined our Digital Ethics Roadshow to raise awareness and discuss key data reliant projects ~60 toolkits and other material created in an online library on how the COVID-19 pandemic is impacting various matters globally 11 apps utilized within our proprietary BrewRIGHT data analytics platform, five of which are enabled by machine learning algorithms

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Responding with resilience The COVID-19 pandemic brought significant changes to the market and the world. For us, the way forward during these challenging times is to support our people, help our communities, strengthen relationships with our partners and continue to connect with our consumers in meaningful ways. To quickly develop response and recovery initiatives, we reorganized and built agile cross-functional teams to best utilize our capabilities and assets. We developed several toolkits to guide our response and leveraged our scale to share best practices quickly. The health and safety of our colleagues is our top priority. We have implemented safety measures and guidelines to help keep our colleagues safe, including policies and initiatives that support the well-being of our people. We commend our colleagues and partners in our facilities, breweries, distribution chain and beyond who continued working throughout the year to keep our operations and business running throughout the COVID-19 pandemic. Optimizing our infrastructure to support our communities We are deeply connected to our local communities where we live and work. To address the immediate needs brought on by COVID-19, we utilized our existing operations and infrastructure to develop, donate and distribute essential resources needed to fight the pandemic, such as: Producing and donating over four million bottles of hand sanitizer and disinfectant to hospitals and frontline health workers in 30+ countries. Providing water and medical supplies to frontline emergency workers around the world, including the donation of over 3 million face shields in Brazil by Cervejaria Ambev. Contributing to the enhancement of health infrastructure in several cities. In Brazil, we partnered with Gerdau, Hospital Albert Einstein and others to build a public hospital with a 200 bed capacity, in Colombia we worked with ITAU Bank and the Ministry of Defense to donate 2,000 beds and 30,000 masks for medical staff and in Mexico we built a new hospital with 60 beds to attend to COVID-19 patients through an alliance with Instituto Mexicano del Seguro Social. Producing face masks with a machine purchased in Belgium, which can produce 300,000 masks a month with European-sourced, recyclable textiles for our colleagues, customers and communities. When the devastating port explosion happened in Beirut, Lebanon we were able to ship 90,000 masks to support aid efforts on the ground. Working with our sports league partners to identify available arenas, stadiums and our own facilities to be used by the American Red Cross for temporary blood drive centers across the United States. • Mobilizing our fleets of trucks in Colombia, Peru and Ecuador to deliver essential food and medical supplies to areas where they are needed. • Launching the “Heroes Unit” in Ecuador—a space built for frontline health workers to rest, receive medical attention or sleep if they need to isolate from their families at home. • Donating billboard space intended for our brand campaigns to public health messages in Belgium, France and the Netherlands. • Helping to create a source of revenue for rural farmers and their families through initiatives such as our smart affordability brands brewed with local crops, for example Nuestra Siembra in Ecuador and Golden in Peru. 4+ million bottles of hand sanitizers donated AB InBev—Annual report 2020—9

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Supporting our partners to promote a strong recovery Many local pubs, bars, restaurants and small retailers were severely affected by COVID-19 restrictions. To support our partners during this difficult time, we created a series of programs in more than 20 countries to help them get back on their feet, including: • In Belgium, we launched Café Courage, an online platform where consumers pre-order and pay for their favorite beer at a participating bar, which they could enjoy when it reopened. • Stella Artois launched “Rally for Restaurants” around the world where consumers could purchase discounted vouchers to help sustain local restaurants during the crisis. Localized campaigns such as #ApoieUmRestaurante in Brazil sold more than 180,000 vouchers, generating 15 million BRL and in Canada the brand added an additional 10 CAD to the value of every gift card purchased. • In the UK, our “Save Pub Life” campaign provided urgent financial support during the initial mandatory closure period by giving consumers the chance to buy a gift card to spend at a local pub at a future ~ 500,000 small retailers across 9 Latin American countries supported through our Tienda Cerca digital platform date. Budweiser Brewing Group UK&I matched the value gift card. As the UK faced a second wave and more closures in December, the program was revived to encourage Britons to buy a gift card to a local pub as a holiday present, in total donating 1.2 million GBP. This program then became a global program that helped donate 10 million USD to bars and restaurants worldwide. • In the US, Bud Light launched “Open For Takeout” where consumers view local bars and restaurants open for takeout or delivery in their area simply by entering their zip code. • Our Tienda Cerca digital platform supported nearly 500,000 small retailers across Colombia, Ecuador, Peru, Mexico, El Salvador, Dominican Republic, Paraguay, Panama and Honduras by giving them access to a free, online delivery program. • Grupo Modelo expanded its Academia de Meseros Modelo to support 5,500 waiters with online training and rewards. • A digital menu project to facilitate contactless ordering and delivery across the globe, including countries in Latin America, allowing restaurants and shops to safely remain open and continue serving local consumers. The project supports over 20,000 bars and restaurants across 13 countries. Engaging our consumers to spread positivity and inspiration We leveraged the power and scale of our brands to engage, inspire and bring hope to consumers around the world. Some examples include: • Redirecting sport sponsorship funds to emergency efforts, such as the Anheuser-Busch donation of 5 million USD to the American Red Cross, then expanding the commitment across Canada, Europe, India, South Korea, Nigeria and South Africa. South African Breweries contributing to the nation’s Solidarity Response Fund and China’s Budweiser China donating cash and supplies to Wuhan Charity in China. • Promoting Smart Drinking behaviors during lockdown with social marketing campaigns such as #WePlayThisMatchatHome from Aguila in Colombia, #SomosResponsables by Quilmes in Argentina and #NoExcuse in South Africa. • Developing unique in-home activities hosted by our global brands such as Michelob ULTRA’s fitness programs in the United States, Stella Artois’ cooking show on Instagram “Stella Sessions@Home”, Budweiser’s e-clubbing partnerships in China, and Brahma’s virtual country music concert series in Brazil, Circuito Brahma, featuring country music artist performances for hundreds of millions of fans. • Supporting preventative measures like social distancing in creative marketing campaigns, including the Budweiser “Buds, from a distance” series in the US. 20+ countries where we launched programs to help local pubs, bars, restaurants and small retailers get back on their feet Embracing opportunities for growth within shifting consumer trends Several global consumer trends accelerated or shifted this year due to the COVID-19 pandemic. As we continue to recover, these trends provide opportunities for growth and resilience in each market. Premiumization Premium brands such as our global brands continued to grow as consumers enjoyed affordable luxuries. Health & Wellness As consumers put more emphasis on health & wellness, we continued to look for growth areas including in adjacencies such as seltzer innovations and our non-alcohol beverages. Frugality & Mindful Consumption Affordability and better value options gained relevance as the COVID-19 pandemic impacted economies around the world. Authenticity & Purpose We leveraged the reach of our brands and supply chains to support communities and inspire action. Safe Social Social distancing measures have accelerated the in-home consumption occasion and the demand for new entertainment formats. Frictionless Economy The COVID-19 pandemic has increased the demand for convenience and digital solutions such as Zé Delivery, our proprietary e-commerce platform. AB InBev—Annual report 2020—10

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Highlights of the year January Bud Light Seltzer launched in the US, expanding our seltzer portfolio. The 100 calorie, 5% ABV seltzer was ranked #5 on the list of brands that gained the most awareness in 2020 (Morning Consult survey 11/20). We announced Europe’s largest ever corporate solar power deal with BayWa r.e. to build the Budweiser Solar Farm in Spain, which will enable us to brew all of our beers across Western Europe with renewable electricity by 2022 as part of a virtual power purchase agreement (VPPA). February Brahma Duplo Malte debuted in Brazil, delivering a pure malt experience by blending Pilsen malt and Munich malt. The beer became the biggest launch in the history of Ambev, leading the core plus segment in Brazil in just five months. After vetting over 1,200 submissions, seventeen companies were selected for the second cohort of our 100+ Accelerator. To kick off, the startups attended a three-day workshop in New York City that offered lean start-up training, network advice and technical expertise. The Guanabara British Imperial Stout from Cervejaria Colorado won ‘Best in Show’ at the 2020 Brazilian Beer Festival (Festival Brasileiro da Cerveja), the largest beer competition in Latin America. Our China team responded swiftly to the onset of the COVID-19 pandemic, providing local support to wholesalers and customers by exchanging aging beer to ensure freshness in market, engaging consumers through a virtual Electronic Dance Music (EDM) livestreaming platform and donating 11 million RMB and supplies to Wuhan’s Hanyang District Charity Federation, among other initiatives. April In the UK, we launched Save Pub Life to provide urgent financial support to the trade during the initial mandatory closure period by giving consumers the chance to buy a gift card to spend at a local pub at a future date. Colombia launched Tienda Cerca—a free, online delivery platform that is keeping nearly 500,000 small, local stores open. Due to its success the platform was then rolled out across Ecuador, Perú, Mexico, El Salvador, Dominican Republic, Paraguay, Panama and Honduras. Stella Artois hosted a cooking show on Instagram called “Stella Sessions@Home” to entertain consumers while they quarantined. In Brazil, we partnered with Gerdau, Hospital Albert Einstein and others to build a public hospital with a 200 bed capacity and in Colombia we built an emergency hospital with 50 additional beds. May Our Digital Ethics Program was shortlisted by Compliance Week for the award “Excellence in Compliance: Data Privacy.” We launched Victoria, a strong Belgian blonde beer made with natural ingredients, to disrupt the growing strong blonde category in Belgium. Our #NOEXCUSE social marketing campaign from Carling Black Label was featured in the book “Brands On a Mission,” by Professor Myriam Sidibe, as a best practice case study for its work in transforming norms around domestic violence in South Africa. June We completed the previously announced sale of Carlton & United Breweries (CUB), our Australian subsidiary, to Asahi Group Holdings, Ltd. July Our newest global no-alcohol beer, Budweiser Zero, launched in the US. The zero alcohol, zero-sugar beer with only 50 calories is now available in the US, the UK, Canada and the Middle East. We evolved the AB InBev Foundation, expanding its mission to advance a broader set of the United Nations’ Sustainable Development Goals (SDGs). We launched the Road Safety toolkit app in partnership with United Nations Institute for Training and Research (UNITAR). AB InBev—Annual report 2020—11

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world



August

More than 6 million people watched the official launch ceremony as we **introduced our iconic Bud Light brand to China.**


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We established the **Natalie Johnson Scholarship** in partnership with Budweiser, Dwyane Wade and the UNCF to increase diversity in the beer industry. The scholarship honors Natalie Johnson, our first black female Brewing Director in North America.

September

We were ranked number 22 on **Fortune's 2020 "Change the World" List** in recognition of our work to empower our farmers. We are proud to be the only beverage company and the #1 CPG company ranked.



The **HERoes Women Role Model Executives** supported by Yahoo Finance recognized Paula Lindenberg, President of our UK business, as one of the top 100 female executives of the year.

We participated in the 75th (and first-ever virtual) session of the **United Nations General Assembly**, where our CFO Fernando Tennenbaum became a founding member of the CFO Taskforce for the Sustainable Development Goals (SDGs).

October

Our entire portfolio of iconic beers from Budweiser Brewing Group UK&I went **plastic-ring free** with new KeelClip™ technology that uses recyclable paperboard to create a lighter weight pack.

Ambev, with the support of Z-Tech, closed a partnership with the startup **Lemon Energia,** a São Paulo based company that connects producers of renewable energy with small and medium-sized businesses.

November

Our supplier-focused collaboration platform Eclipse hosted the second **Eclipse Summit**, bringing suppliers and leaders together virtually in the US to discuss sustainability issues.

Our **Agua Pura Zalva** from Colombia won the World Beverage Innovation award for the Best CSR/Sustainability initiative with the MiParamo watershed conservation project.


Be a King


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December

48 senior women leaders from our company participated in the **Anheuser-Busch InBev Women's Leadership Program** Capstone, held in partnership with Arieli & Company.

We delivered our first direct **emission-free beer delivery** in Europe with a Stella Artois branded e-truck in Leuven, Belgium.

Our legal team won a **Financial Times Innovative Lawyers award** for Standout Innovation in recognition of our use of blockchain technology to protect human rights of brand promoters.

We launched the **"Truck of the Future" initiative** with Together for Safer Roads to test new technologies that improve driver visibility and road safety.

AB InBev - Annual report 2020 - 12

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Who we are & what we brew We are utilizing our experience and operations to meet today’s challenges We believe in Bringing People Together for a Better World and this purpose has never been more relevant than today. This year the COVID-19 pandemic deeply affected the communities where we live and work. We have drawn upon our strong heritage of centuries of brewing and operations in nearly 50 markets to help provide support for our communities, partners and each other during these challenging times. To further engage consumers in their passion for beer, we made our internal HOPPY beer education app available to the general public over the legal drinking age. The app provides information on beer and beer culture in a fun, engaging format. Hoppy went live on the App Store and Google store for colleagues and hoppy.ab-inbev.com for external consumers in June and is growing quickly. By working together and building brands consumers love, we will continue to bring people together for years to come. “ Even as we face challenging times, we will continue to strive for what we think beer does best: bringing people together. ” John Blood, Chief Legal and Corporate Affairs Officer Our 10 Brewing Principles We are all brewers Heritage Passion for beer is We protect the our life heritage and integrity of our brands Preservatives Stakeholders We strive for zero We value and address added preservatives external stakeholder perspectives Ingredients Consumer choice We only select We respect the sourced ingredients consumer desire for that meet our choice standards Transparency Sustainability We believe in We preserve our transparency natural resources Quality Freshness We never Fresh beer tastes compromise on better quality AB InBev—Annual report 2020—13

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world From seed to sip Creating value in our supply chain Brewers & Manufacturers We have operations in nearly 50 countries, approximately 200 breweries and over 40 verticalized operations including hop farms and barley malting facilities. Our brewers and manufacturers use their knowledge, expertise and innovation to transform ingredients and raw materials into a product that consumers love by brewing, bottling, packaging, developing new products. Farmers Provide the natural ingredients for all of our products. We value our relationships with these suppliers—mutual collaboration is a key element to creating a sustainable supply of high-quality ingredients that our products demand. That is why we invest in programs such as SmartBarley, our flagship agricultural development program which is led by our agronomists to help growers improve their profitability and contributes toward our sustainability goals. Customers Millions of retail customers play a critical role for our business as an important point of connection with our consumers. We partner with retailers, bar owners and wholesalers to bring our beers to our consumers, while supporting their business growth, striving to provide best-in-class service as well as pursuing extraordinary execution of our brands on and off-trade. Communities We are closely connected to the communities where we live and work. We strive to contribute positively to important issues such as sustainability, smart drinking and road safety in these communities, often through partnerships Distributors Our distributors ensure our products are available everywhere consumers want them. We are always working to optimize for greater efficiency while also being proactive towards our sustainability goals. Consumers In the last step but perhaps the most important of all, consumers enjoy our beer. Beer brings people together to celebrate life, and we serve our consumers by offering meaningful brand experiences, always in a responsible way. AB InBev—Annual report 2020—14

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Our Global Brands leading the way in premiumization Led by our global brands, premiumization in beer continues to be a top priority. For the past several years we have successfully rebalanced our portfolio towards premium brands. Globally, we have a percent of our beer 2016 to 31.3% in Despite the COVID-premiumization to we have seen during premium beers are consumers enjoy and 2020 is no differ suffered with the quarter, in 2H20 our to growth, increasing 2H19 outside of typically command “For the second year in a row, Budweiser and Corona were named the two most valuable beer brands in the world by Interbrand in their list of 2020’s “Best Global Brands” AB InBev—Annual report 2020—15

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Connecting with consumers through engaging creative marketing campaigns

Our global brands connected with consumers this year through engaging marketing campaigns.

Budweiser - 'Be a King'

Budweiser launched its first global campaign in 2020, celebrating stories of ambition with 'Be A King'. Partnering with Lionel Messi, the undisputed King of Football, and Halsey, one of the most captivating musicians of our generation, Budweiser inspired consumers to step up and Be a King.


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THE LIFE ARTOIS

Check out the Stella Artois 'Life of Artois' campaign


Be a King

Watch the Lionel Messi 'Be a King' video

See how musician Halsey got her name in our latest 'Be a King' spot



Stella Artois - 'The Life Artois'

This year we reconnected with the soul of Stella Artois, reminding consumers to take time to savor life with the people that matter most. The campaign has rolled out to all of our key markets, helping Stella Artois stand out to consumers.

Corona - 'Corona Studios'

In 2020, the brand launched Corona Studios, a proprietary entertainment platform that produces meaningful, story-led content centered around audience passion points, in collaboration with talented content creators. Under the "Travel & Discovery" content vertical, Corona inspired consumers by sharing hundreds of hidden gems to explore around the world, released mind-blowing weekly films to build brand affinity. In late 2020, Corona launched its first original series "Free Range Humans: Life Outside the Cage," featuring the stories of 8 extraordinary individuals who left behind unfulfilling lives spent indoors to follow their passions closer to nature.

Watch Season One of our first Original Series "Free Range Humans: Life Outside the Cage"


Free Range Humans


#togetherforbetter
AGUA
#PORNUESTRO
#PORNUESTRO

#PorNuestroMéxico (For Our Mexico)

For 95 years, Grupo Modelo has helped when Mexico needed it most. And this year, Grupo Modelo stepped up to the challenges that COVID-19 placed on Mexican communities, stakeholders and partners with the #PorNuestroMéxico campaign. We rapidly shifted our operations to provide much needed supplies and logistics remove—making and distributing more than 700,000 bottles of hand sanitizer, 500,000 face masks, and more than a half-million bottles of clean drinking water. Grupo Modelo also worked with the National Institute of Respiratory Diseases (INER), to double COVID-19 testing capacity and provide substantial medical equipment to the city of Tuxtepec, Oaxaca to treat patients. We are also helping retailers through regional programs such as Tiendita Cerca, Tiendita Sana, Ayuda un Restaurante Menu Digital and Academia de Meseros initiatives. #PorNuestroMéxico was recognized by the Instituto Mexicano del Seguro Social Foundation (Fundación IMSS) and the Fundación Mexicana para la Salud (FUNSALUD) and was honored with the Health National Prize among other relevant organizations.

AB InBev - Annual report 2020 - 16

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Foster A Dog, Get Busch After learning that animal shelters across the US were closing their doors to the public and canceling adoption events to slow the spread of COVID-19, Busch wanted to help abandoned pets in shelters find a new home. The brand teamed up with Midwest Animal Rescue to launch the “Foster a Dog, Get Busch” program, which offered Busch beer for those who fostered or adopted a dog. The beverage, Busch Dog Brew, is a non-alcoholic bone broth treat for dogs to enjoy. The program received so much attention that it became a viral sensation and animal shelters across the country saw a surge in adoptions. Learn more about the Foster a Dog, Get Busch program Using our global brands to meet the needs of consumers during the COVID-19 pandemic During these uncertain times, consumers depended on recognizable, well-known brands for quality, heritage and authenticity. As we witnessed the impact of COVID-19 on consumers around the world, our global brands put planned content on hold in order to meet the rapidly evolving needs of our consumers. We found opportunities to support those who were most impacted by the crisis, including frontline workers and small business owners through a variety of initiatives: Budweiser—One Team—Brewed to Heal As a longstanding sponsor of sports teams around the globe, Budweiser shifted focus back to the most important team of all—healthcare workers. We raised a glass to the heroes directly combating COVID-19 and donated hand sanitizer, water, masks and other much-needed supplies to support the frontline. The campaign launched in the US with a 5 million USD donation to the American Red Cross and expanded to Canada, Europe, India, South Korea, Nigeria, South Africa and Brazil. Stella Artois—Rally for Restaurants One of the hardest hit communities during the COVID-19 pandemic were restaurants. To help these businesses through a challenging time, Stella Artois launched Rally for Restaurants in April. The program encouraged consumers to buy a gift card to their favorite local spot. Stella Artois matched the funding and ensured that restaurants were paid immediately to give these businesses support when they needed it most. Through the program, over 7 million USD was provided to more than 25,000 restaurants across 21 countries. Get more details on the Stella Artois Rally for Restaurants Our global brands also created content to uplift consumers who were staying at home and offer inspiration to safely return to their daily lives, in keeping with government guidance. Budweiser—Whassup Budweiser resurrected the iconic “Whassup” campaign to reinforce the importance of checking in on your buds during this period of self-isolation. In Europe, the campaign was activated across five countries and in the US, the ad was recreated with celebrities Dwyane Wade and Gabrielle Union. Stella Artois—Together Apart Street Art To encourage people to come together responsibly while bringing back optimism and beauty to bars and restaurants, Stella Artois replaced intimidating warning stickers and yellow tape with street art designed by world renowned artist Shepard Fairey and his Studio One team. The activation went live in 9 major cities around the world, helping bars and restaurant precincts to stay open while encouraging consumers to socialize safely. Corona—Rediscover Paradise Corona believes that we benefit from being outdoors and disconnecting from our everyday routine. But as the COVID-19 pandemic inhibited travel and consumers’ ability to experience nature at its best, we launched ‘Rediscover Paradise’ where Corona pre-booked thousands of nights in hotels to encourage consumers to support local destinations and visit when restrictions ease. To kick off the campaign, Corona Studios debuted a film entitled “Never This Beautiful” with a hopeful message about the power of nature to heal itself during the pandemic. The initiative generated 1.3 million USD in incremental net revenue for local resorts, supporting over 10,000 hotels in their moment of need and offered consumers the chance to win complementary stays. AB InBev—Annual report 2020—17

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Dream-People-Culture

Our team of approximately 164,000 colleagues around the globe drives our success on a daily basis. Through hard work, diversity and leadership, our dream is to continue to build a profitable growth company.

We evolved our 10 Principles to fit into the changing world

While our fundamental strengths remain unchanged, this year we revisited our 10 Principles to reflect the realities of an ever-changing world. The changes are meant to evolve the way we think and the way we behave so we can continue to thrive as a company for the next 100+ years.

Beer has been bringing people together for centuries and is more relevant now than ever. That's why we adopted it as our corporate purpose: **Bringing People Together for a Better World.**





See our new 10 Principles in motion

We amended our people principles this year to focus on how great people deliver and transform, and we added an emphasis on diversity because it leads to better communities, decision-making and results.

As part of our new culture principles, we added that we embrace change, take smart risks and learn from our mistakes. We believe in being agile to achieve results.

We also are pushing to be consumer-centric in everything that we do—we must go where consumers are because that is where growth is. To do this, we need to serve our customers in the best way possible, since they are the gateway to our consumers.

Finally, we updated our culture principles to emphasize excellence and efficiency in all that we do and put added importance on building our company and our reputation by operating with integrity and forming deep connections with our communities around the world.

Dream

1. We dream big. We are building a profitable, growth company.

People

2. Our greatest strength is our people. Great people grow at the pace of their talent and are rewarded accordingly. Great people deliver and transform.
3. We recruit, develop and retain people who can be better than ourselves. We are measured by the quality and diversity of our teams.

Culture

4. We are a company of owners. Owners take results personally and lead by example.
5. We are never completely satisfied with our results. We embrace change, take smart risks and learn from our mistakes.
6. The consumer is our boss. We go where consumers go, because that is where growth is.
7. We strive to be the best at serving and partnering with our customers, who are the gateway to our consumers.
8. We believe in common sense and simplicity. We operate with excellence and efficiency in all we do, always having our customers and consumers in mind.
9. We manage our costs tightly to free up resources that will support profitable top line growth.
10. We never take shortcuts. Integrity, hard work, quality and responsibility are key to building our company and our reputation.

We are committed to a better and equal world for all

Events of this year brought focus to the sadness, pain and frustration felt by many because of long-standing racial inequality and social injustice. We oppose racism and discrimination of any form and championing equality is a global priority for us. We are committed to a work environment that is both diverse and inclusive, where all colleagues feel respected and empowered to bring their authentic selves to work every day. We recognize and celebrate how equality makes us stronger as a company and as individuals.

#togetherforbetter

Club Beats at Home


18+
CLUB
BEATZ
ONLINE CONCERT
SEASON 2
SAT.16.MAY
Club
Refreshingly Different.

One of the marketing challenges brought on by the pandemic and resulting lockdown was the inability to engage with audiences through in-person experiences. Club Pilsener overcame this obstacle by creating a series of owned and branded virtual concerts featuring Uganda's top music talent. These concerts provided huge entertainment value for consumers who were stuck at home, while supporting musicians who were unable to perform at traditional venues. The campaign received over 386 million hashtag mentions.

AB InBev - Annual report 2020 - 18

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Where we operate



We have a diverse geographic footprint spanning nearly 50 countries worldwide. We are organized into six management zones with balanced exposure to both developed and developing markets. With an excellent global supply chain, we excel in both service and product availability.


St. Louis, Missouri
Mexico City, Mexico
São Paulo, Brazil

North America

Zone Headquarters:
St. Louis, Missouri

- Michelob ULTRA continued to grow double-digits and remains the #1 share gainer in the beer category in the US.
- Labatt, our business in Canada, posted best overall market share growth in 10 years, growing in all segments with particularly strong growth in above core.
- For the third year in a row, AB InBev continues to lead the industry in innovation volume in the US.
- In partnership with Dwyane Wade, we launched the first campaign for Budweiser Zero, for those who want the great taste of Budweiser without the alcohol.
- We expanded our domestic seltzer portfolio with the launch of Bud Light Seltzer in the US.



Middle Americas

Zone Headquarters:
Mexico City, Mexico

- Corona Extra was recognized as the most valuable brand in Mexico and Latin America, according to the BrandZ ranking.
- In Mexico, Grupo Modelo introduced the #PorNuestroMéxico campaign to help support local communities during the COVID-19 pandemic.
- Our #MenoresSinCerveza campaign in Colombia demonstrated the serious consequences of alcohol consumption in minors, generating more than 5.4 million media impressions.
- In Colombia, Zalva Water brand was recognized as the "Best Sustainability Initiative" at the 2020 World Beverage Innovation Awards.
- In Mexico, our retail chain Modelorama made a strong comeback in 2H20 after being negatively impacted by store closures in 2020, connecting with consumers and growing faster than the average of the Mexican market.

South America

Zone Headquarters:
São Paulo, Brazil

- The launch of Brahma Duplo Malte in Brazil was the biggest in the history of Ambev, taking the lead in the core pure malt segment in just five months.
- Digital direct-to-consumer platforms experienced exponential growth, such as our owned platform Zé Delivery, enabling small and medium sized retailers to stay in business.
- In Brazil, Ambev received an award from the United Nations as one of the top five companies to support Brazil with innovative solutions during the peak of COVID-19 and was honored with the United Nations SDG Action Solidarity Award.
- Cerveceria y Malteria Quilmes celebrated 130 years of history in Argentina, with a strong commitment to the socioeconomic and productive development of all regions of the country. To celebrate this special year we launched a new identity and logo.

AB InBev - Annual report 2020 - 19

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Europe Zone Headquarters: Leuven, Belgium • We became the Number 1 CPG company for value growth in Europe, a testament to the agility of our teams and partners, and the strength of our global brands, which increased penetration and market share in 2020. • When COVID-19 hit, our breweries started producing much-needed hand sanitizer and disinfectant within 10 days. We donated 120,000 liters to frontline services across our European markets, and used Leffe beer to make bread for donation to food banks and also donated billboards for public health campaigns. • We signed Europe’s largest ever corporate solar power deal to build the Budweiser Solar Farm in Spain. From 2022 onwards, all of our Western European brewed beers will be made with 100% renewable electricity as part of a VPPA. Africa Zone Headquarters: Johannesburg, South Africa • This year we celebrated the 125th anniversary of South African Breweries (SAB) by looking back at the history and heritage that have shaped our business since 1895. • Castle Lager, Flying Fish, and Hansa Pilsener beers were listed as three of the Top 30 Most Loved Brands in South Africa, according to BrandZ. • Tanzanian Breweries Limited (TBL) launched a partnership with the Farm to Market Alliance and the UN’s World Food Programme to support smallholder sorghum farming in Tanzania. The pilot project will see TBL purchase the sorghum produced by 1,400 farmers and will ensure the farmers are provided with access to seed, insurance, crop management protocols, agricultural extension services, and improved market access. • International Breweries Plc, our Nigeria business, introduced a new brand, Trophy Stout, during the COVID-19 pandemic. Sales have exceeded expectations. APAC Zone Headquarters: Hong Kong • Harbin celebrated 120 years in China, making it the nation’s oldest and most iconic beer brand. • To grow the craft beer community in India, we partnered with The Indian Hotels Company Limited (IHCL) to launch our first brewpub, 7Rivers Brewing Co. in Bengaluru. • In China, we leveraged consumer insights to gain share in the growing in-home beer channel, especially in e-commerce where we are a leader. • We continued to innovate in 2020 by launching new products including Hoegaarden seasonal variants, for example green grape flavored, Hand & Malt SangSang Pale Ale made with local honey, and Goose Island Duck Duck Goose, a tropical, refreshing IPA. AB InBev—Annual report 2020—20

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Executing for growth In 2020, we rapidly adjusted our plans to meet the challenges of the external environment while staying true to our commercial strategy. We believe our commercial strategy, best-in-class brand portfolio and increased focus on our business transformation enabled by technology will allow for a successful recovery in 2021 and beyond. We are planning and executing for a strong recovery We have confidence in the resilience of our business and the global beer category. After shifting plans at the onset of the pandemic, our volume has recovered much faster than expected. Our consumer-centric mindset allowed us to adjust quickly to the new normal and we leveraged learnings from across our global footprint which enabled us to rapidly adapt. With an optimized global supply chain and unparalleled scale, we have seen solid share gains across most of our main markets. Consumers adjusted to the new reality by shifting to in-home consumption occasions, increasing the adoption of e-commerce channels and accelerating the trial of adjacencies such as alcoholic seltzers. These shifts allowed us to utilize our business transformation agenda in a powerful way, growing our Direct-to-Consumer (DTC) business to an all-time high net revenue of over 1 billion USD from our own channels. This growth is driven primarily by our portfolio of e-commerce businesses which now represents 35% of our DTC net revenue. “Success is not created overnight. It took four years to build, and we remained strong as we adapted to new ways of working while staying true to our purpose: delivering consumers their favorite beverages at supermarket prices, cold and in less than 35 minutes.” Gustavo Fino (Guga), Head of Zé Delivery in Brazil AB InBev—Annual report 2020—21

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Our diverse portfolio continues to provide consumers with a range of options from core and smart affordability brands to premium brands, which continue to grow significantly. Our global brands and High End Company outperformed this year, with the global brand portfolio revenue increasing by 4.7% (outside of the brands' home markets) and the High End Company revenue up by 4.1%, demonstrating the continued strength of the premiumization trend.

Our alcoholic adjacencies portfolio also saw strong results this year. We are building a strong portfolio of seltzer innovations including Bud Light Seltzer, Natty Light Seltzer, Bud Light Platinum Seltzer, Bon & Viv and Social Club. Michelob ULTRA announced the launch of the first USDA Certified Organic hard seltzer distributed nationally, which arrived in early 2021. We are launching new products such as Skol Beats GT and Mike's Hard Seltzer in the UK, as well as expanding existing products such as Babe Wine to Canada, China and the UK and we also introduced Mike's Lemonade to Mexico and Peru.

While we remain true to our strategy, the effects of the pandemic have created clear opportunities for our company to accelerate and move forward in e-commerce and digital solutions. For example, there is an accelerated demand for the convenience of in-home consumption occasions and digital solutions including e-commerce and DTC. The consumer trend towards health and wellness continued this year, driving demand for our non-alcoholic portfolio of beverages which includes Guarana Antarctica Natu in Brazil and Fusion energy drink in China.

We are also providing our customers with convenience, seamless communication and enhanced business performance through our proprietary B2B platform, BEES. We are expanding the platform to more markets and seeing rapid adoption, with our number of global monthly active users increasing from 19,000 to nearly 900,000 this year.

200%+

Our portfolio of e-commerce businesses is growing at more than 200% versus last year





1+ billion USD

Our Direct-to-Consumer (DTC) business grew to an all-time high net revenue of over 1 billion USD from our owned retail and digital platforms.

Our Strategic Framework

Our clear commercial strategy empowers us with the tools to lead and grow the global beer category and scale best practices across markets.


DIFFERENTIATE THE CORE & SMART AFFORDABILITY
PREMIUMIZE AT SCALE
GROWTH VIA ADJACENCIES
COMMERCIAL PERFORMANCE
DREAM
CULTURE
PEOPLE
OPERATIONAL EXCELLENCE
SUPPORT COMMUNITIES & STAKEHOLDERS
DRIVE OPERATIONAL LEVERAGE
BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

AB InBev - Annual report 2020 - 22

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Reflecting on our performance Successfully navigating a complex environment with a customer and consumer-centric approach Following a strong start to the year, our overall results in 2020 were significantly impacted by the disruption caused by the COVID-19 pandemic. In FY20, volumes declined by 5.7%, revenue declined by 3.7%, and EBITDA declined by 12.9% with EBITDA margin compression of 382 bps to 36.9%. Consumers rapidly adjusted to the new reality by shifting to in-home consumption occasions, increasing adoption of the e-commerce channel and finding new ways to connect with others, reinforcing our confidence in the long-term potential of the beer category. Our teams quickly responded to the evolving environment, allowing us to deliver beer volume growth of 2.2% in 2H20, even while external conditions remained extremely unpredictable. This was driven by a customer and consumer-centric approach that is supported by the long-term fundamental strengths of our business. Fundamental strengths position us favorably for a strong recovery While the future remains uncertain, our fundamental strengths position us favorably for a strong recovery. We have a diverse geographic footprint, with operations in nearly 50 markets and sales in over 150 countries, and significant positions in high-growth regions. A clear commercial strategy gives us the tools to lead and grow the global beer category and scale best practices across markets. We hold the world’s most valuable portfolio of beer brands, enabling us to reach more consumers on more occasions. Our profitability is industry-leading, allowing us to weather times of extreme disruption. Investments in capabilities such as B2B sales, e-commerce and digital marketing put us in an advantaged position to capture growth from these accelerating trends. Evaluating regional performances We finished the year strong in the context of an ongoing challenging and uncertain environment across all of our markets. We delivered top-line and bottom-line growth in the US this year, with ongoing improvement in market share trends. We saw market share gains in Brazil, Mexico and Europe, by relying on a consistent commercial strategy and operational excellence. We faced significant stay-at-home and on-premise channel restrictions in Colombia, however, we saw improved performance as restrictions began to ease in the second half of the year. Our business in South Africa was significantly impacted by three outright bans on the sale of alcohol over the course of 2020, although outside of these bans, we saw solid underlying consumer demand for our portfolio. In China, we continued to advance our premiumization strategy and strengthen our leadership in the growing e-commerce channel. As we prepare for a strong recovery, we will continue to rely on our fundamental strengths, while never pausing in our evolution to be a truly customer- and consumer-centric organization. Major country performances United States Top-line growth and consistent market share trend improvement driven by successful execution of commercial strategy In 2020, our US business delivered top and bottom-line growth, and continued market share trend improvement. This was driven by consistent execution of a consumer-first strategy focused on premiumization, health and wellness and innovation, as well as successfully delivering against each of our five commercial priorities. We led the US beer industry in dollar growth in FY20, according to IRI. Our advanced planning and analytic capabilities and global supply chain enabled us to effectively serve customers and Growth of High End Company revenue AB InBev—Annual report 2020—23

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world consumers even with continued industry pressure and volatility caused by the COVID-19 pandemic. Our sales-to-retailers (STRs) declined by 0.2% in FY20, slightly below an industry that declined by 0.1%. This resulted in an estimated market share loss of 5 bps, as our above core portfolio gained an estimated 110 bps and our mainstream brands lost an estimated 115 bps. Our sales-to- wholesalers (STWs) declined by 1.7% with revenue per hl growth of 2.6%, resulting in revenue growth of 0.8%. In 4Q20, the industry was impacted by the second wave of the COVID-19 pandemic and corresponding restrictions to the on-premise channel. Our STRs declined by 1.6% in an industry that we estimate declined by 1.4%, resulting in an estimated market share decline of 15 bps. Our above core portfolio gained an estimated 105 bps while our mainstream portfolio lost an estimated 120 bps of market share. Our STWs declined by 0.5% and revenue per hl grew by 3.9% driven by the strong execution of our portfolio rebalance and revenue management initiatives and accelerated by favorable brand mix related to the timing of shipments, resulting in revenue growth of 3.4%. Our above core portfolio continued to outperform, driven by the ongoing momentum of Michelob ULTRA and successful innovations such as Bud Light Seltzer. Michelob ULTRA was once again the second-highest selling beer by value in the US, after Bud Light, and was the number one share gainer in beer excluding flavored malt beverages in FY20, according to IRI. In addition, our portfolio of seltzers grew at double the rate of the industry, driven by a successful launch of Bud Light Seltzer. Continued execution of our commercial strategy has also resulted in flat share of mainstream segment in FY20 and growth of 40 bps in 4Q20. In FY20, our EBITDA increased by 0.2% with slight margin compression of 24 bps to 40.4%, as top- line growth, favorable brand mix and ongoing cost efficiencies were partially offset by lapping one- time prior year gains in other operating income. In 4Q20, EBITDA declined by 4.1% with margin compression of 295 bps to 38.2%, as healthy top-line growth was offset by the phasing of sales and marketing investments, increased costs related to procuring and optimizing can supply and a tighter freight market. Mexico Industry outperformance enhanced by strong top and bottom-line growth in the second half of the year In FY20, our business in Mexico delivered a very healthy performance in the context of a volatile external environment. Revenue declined by low single digits, driven by a high single digit volume decline due to a two-month government-mandated shutdown of our operations in 2Q20. We rapidly resumed operations and outperformed the industry in the year, resulting in continued market share gains. Revenue per hl grew by mid-single digits, ahead of inflation, due to revenue management initiatives and positive brand mix from the continued growth of our above core portfolio. In 4Q20, our business continued its strong momentum with volume growth of low single digits, revenue growth of high-single digits and revenue per hl growth of mid-single digits, ahead of inflation. We remain focused on developing our portfolio in line with the category expansion framework. We continue to strengthen our core brands, with the growth of Corona and Victoria combined outperforming the industry in 2020. Our above core portfolio is growing at a rapid pace, with the Modelo family of brands contributing the largest absolute volume growth in the beer category. Michelob ULTRA also demonstrated strong results, particularly in 4Q20, growing ahead of the industry. Leveraging the brand’s consumer proposition and equity, we recently launched pilots of Michelob ULTRA Hard Seltzer as we drive our focus on industry growth, by leading the way in new segments. We continue to support our customers through trade reactivation programs and digital solutions, such as the rollout of BEES, which more than doubled in size throughout the year. Our proprietary chain of retail stores, Modelorama, expanded its footprint with over 600 new locations to reach a total of approximately 9,500 outlets across the country. We also successfully completed the third and fourth waves of our expansion into the country’s largest convenience store, OXXO, making our brands available in over 7,700 stores. In line with our plan, we launched the next phase of the rollout into approximately 1,100 more stores in January 2021. We remain excited about the long-term growth potential and incrementality of these opportunities. In FY20, EBITDA declined by low-single digits with margin expansion of 85 bps, due primarily to the two month government-mandated shutdown during 2Q20, as we resumed operations quickly to deliver top-line and bottom-line growth with margin expansion in 2H20. In 4Q20, EBITDA grew by mid-teens with margin expansion of nearly 300 bps due to healthy top-line growth and operational efficiencies. Colombia Strong finish to the year with momentum across our portfolio, though FY20 results heavily impacted by restrictions In FY20, our revenue and total volumes declined by high-single digits, with volume declines in both beer and non-beer. Revenue per hl declined by low-single digits, primarily due to channel mix. Following the gradual easing of stay-at-home and on-premise channel restrictions, our business in Colombia recovered strongly in 4Q20 with momentum across the portfolio, as each month in the quarter was marked by our highest ever monthly beer volumes. Revenue grew by high-single digits in the quarter with high single-digit beer volume growth and flattish revenue per hl. Our teams continue to work closely with local governments to support the safe recovery of the on-premise channel. We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by high teens in FY20. Our core brands had a strong recovery in 4Q20 and grew by high single digits, led by Aguila and supported by our recent easy drinking lager innovation Costeña Bacana. As part of our digital transformation journey, we accelerated the rollout of BEES, now utilized by hundreds of thousands of our customers and converting the majority of our revenue digitally by the end of the year. EBITDA declined by mid-teens in FY20 with approximately 400 bps of margin contraction. In 4Q20, EBITDA grew by low single digits with margin compression of approximately 240 bps, impacted by transactional currency and commodity headwinds, coupled with adverse packaging mix due to an increase of one-way packaging, particularly cans. AB InBev—Annual report 2020—24

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Brazil Strong top-line performance this year driven by a successful commercial strategy and operational excellence Our beer business in Brazil delivered a strong performance this year in a challenging environment. We grew beer volumes by 5.6% in FY20 and 11.9% in 4Q20, outperforming the industry in both periods, through the successful execution of our customer- and consumer-centric strategy and by driving operational excellence. Our premium portfolio outperformed the industry, we stabilized the performance of our core brands and we delivered highly successful innovations such as Brahma Duplo Malte, a brand that has greatly expanded the previously under-developed core plus segment. We continue to advance the digital transformation of our business, with our online B2B marketplace and direct-to- consumer initiatives growing at an exponential rate and rapidly expanding across the country. Almost half of our active customers are currently utilizing BEES. Our main DTC initiative, Zé Delivery, is now in all 27 Brazilian states and significantly accelerated with more than 27 million orders fulfilled in FY20. Our performance was also positively impacted by government subsidies from April to December that increased consumer disposable income, leading to increased consumer demand. Our non-beer volumes were flattish in FY20 and grew by 6.6% in 4Q20, as consumption occasions returned in the second half of the year. The combined businesses delivered volume growth of 4.2% and total revenue growth of 7.1% in FY20. Revenue per hl increased by 2.8%, due primarily to revenue management initiatives, brand mix and category mix, partially offset by unfavorable channel and geographic mix. In 4Q20, our volumes grew by 10.6% and total revenue grew by 19.4%. Revenue per hl grew by 7.9%, primarily due to revenue management initiatives in both our beer and non-beer businesses. Additionally, in 4Q20 Ambev, our subsidiary, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481 million USD income in Other operating income for the year ended 31 December 2020. The impact is presented as a scope change. For additional details on the impact to underlying profit attributable to equity holders of AB InBev and underlying EPS, please refer to page 2 of the press release. In FY20, EBITDA declined by 6.2%, with margin contraction of 521 bps, impacted by transactional currency headwinds and adverse packaging mix, with a year-over-year increase of one- way packaging, particularly cans. EBITDA in 4Q20 grew by 12.8% with margin compression of 388 bps. Our absolute EBITDA margins of 41.9% in FY20 and 63.7% in 4Q20 were positively impacted by the tax credits. Europe Market share gains across most markets, though performance impacted by ongoing COVID-19-related restrictions Our revenue and volume in Europe declined by high single digits in FY20. Revenue per hl was down by low single digits, adversely impacted by channel mix due to the widespread shutdown of the on-premise channel in the second and fourth quarters, partially offset by continued outperformance of our premium brands and revenue management initiatives. We estimate we gained market share on a full year basis in the majority of our key markets, with particularly strong gains in France, Germany and the Netherlands. In 4Q20, our performance was significantly impacted by renewed on-premise shutdowns and mobility restrictions, resulting in a revenue decline of high teens with flattish revenue per hl. We continued to grow volumes in the off-premise channel, powered by the strength of our global brand portfolio, especially Budweiser, which grew by high single digits with a particularly strong performance in the UK and the Netherlands. EBITDA declined by double-digits both in the year and the quarter as a result of operational deleverage and channel mix in light of the on-premise shutdowns, as the on-premise channel carries higher EBITDA margins in continental Europe. South Africa Multiple alcohol bans impacted performance, though underlying consumer demand remains strong Our business in South Africa was significantly impacted by three outright government-mandated bans on the sale of alcohol over the course of 2020, which resulted in double-digit volume, revenue and EBITDA declines, and significant EBITDA margin contraction. Outside of these bans, we saw solid underlying consumer demand for our portfolio throughout the year, resulting in estimated market share gains in both beer and total alcohol. In 4Q20, we delivered low single digit top and bottom-line growth with EBITDA margin expansion. Volumes declined slightly in the quarter, as the government instituted a third alcohol ban on 29 December 2020, affecting a key selling week for beer. Revenue per hl grew by low single digits in both FY20 and 4Q20, driven primarily by revenue management initiatives. This was partially offset by brand mix as consumers shifted to more affordable brands and bulk returnable packages, particularly benefitting our core brands, such as Carling Black Label. Our flavored alcohol beverages, Brutal Fruit and Flying Fish, outperformed this year, reinforcing the advantages of a diverse brand portfolio to meet consumer needs across styles and price points. The third alcohol ban instituted on 29 December 2020 was lifted on 1 February 2021 and we resumed our operations on 2 February 2021. The third alcohol ban will significantly impact our performance in 1Q21. Our top priority remains the safety and well-being of our people AB InBev—Annual report 2020—25

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world and our communities and we will continue to collaborate with the government on meaningful, lawful measures to combat the pandemic (such as curfews, capacity restrictions, and limits on trading hours). However, we believe that complete bans on alcohol sales significantly damage the South African economy, threaten the over one million livelihoods at stake throughout the alcohol industry’s value chain and entrench illicit alcohol trading, which has devastating consequences from both a health and economic perspective. China Continued success of our premiumization strategy enhanced by leadership in the growing e-commerce channel In FY20, volumes declined by 10.0% with revenue per hl down by 1.1%, resulting in a total revenue decline of 11.0%. In 4Q20, revenue grew by 1.1% with 0.9% volume growth, delivered in the context of lower channel inventories due to the later timing of Chinese New Year in 2021. Revenue per hl grew slightly in 4Q20 as favorable brand mix from continued premiumization was offset by higher wholesaler rebates on a per hl basis as a result of channel inventory reduction. While we lost substantial market share between February and April 2020 due to the COVID-19 impact on the on-premise channel, we recovered swiftly through our effective commercial actions and resource allocation. We consistently gained market share in each subsequent quarter, especially in 4Q20, with an estimated market share gain of 140 bps. As a result we significantly reduced the FY20 market share loss to an estimated 55 bps. Premiumization continues to be a key driver of growth and our premium and super premium portfolio grew by mid-single digits in 4Q20, led by Budweiser. We estimate that we continue to lead the beer category in the e-commerce channel with a market share twice that of the next brewer and are leveraging this growing channel to launch our innovation products. In FY20, EBITDA declined by 20.6% with an EBITDA margin of 33.4%. In 4Q20, EBITDA declined by 5.7% as we cycled a challenging comparable in other operating income. Highlights from our other markets Our business in Canada grew volumes by low single digits in FY20, ahead of the industry, due to the consistent execution of our commercial strategy. This was driven by the outperformance of our above core brands, led by Corona and Michelob ULTRA. Corona grew by high single digits and Michelob ULTRA was the fastest growing beer brand for the second year in a row. Our beyond beer portfolio grew by over 25%, driven by successful innovations in the Mike’s Hard brand family and the expansion of the hard seltzer category. Revenue per hl declined by low single digits due to on-premise closures caused by COVID-19 restrictions, resulting in flat top-line year-over-year. In 4Q20, volumes declined by low single digits and revenue declined by mid- single digits, as the second wave of the COVID-19 pandemic resulted in renewed restrictions. In Peru, revenue and volume declined by double- digits due to a government-mandated shutdown in March and April and stay-at-home restrictions in the following months. However, our performance improved progressively as restrictions were lifted. We remain focused on implementing our category expansion framework, delivering flattish revenue in 4Q20, driven by our strong recovery in the last two months of the year with beer volumes closing ahead of last year. Our global brands finished the year with a strong performance, growing by high double-digits. Our smart affordability innovation, Golden, which provides consumers with a unique combination of maize and barley at affordable prices, continues to deliver good results. We also announced that we are sourcing all of our maize for Golden from local farmers to continue supporting the country’s economic recovery. In Ecuador, revenue and volume declined by double-digits in the year, impacted by the COVID-19 pandemic and associated government restrictions. In 4Q20, we delivered a sequential improvement in volume and revenue versus the prior quarter, although we remain cautious as government restrictions were re-implemented across the country in the last two months of the year. We continue to focus on expanding the beer category and are seeing success from our premiumization initiatives. Our global brands finished the year strong, led by the expansion of Corona and Stella Artois, and we recently enhanced our premium brand portfolio with the launch of Beck’s. Additionally, we are focused on bringing more consumers into the category through attractive price points with high quality products such as our local crop innovation, Nuestra Siembra, which continues to deliver strong results. In Argentina, we delivered slight volume growth this year and outperformed the industry, even in the context of a challenging consumer environment. This was a result of leveraging our diverse brand portfolio, led by the double-digit growth of our premium and core plus brands, coupled with our unparalleled scale, operational excellence and the digital transformation of our business with DTC initiatives. Revenue per hl and revenue grew by double-digits in FY20 in the context of a highly inflationary environment, although revenue management initiatives continue to be constrained by government price controls across the food and beverage industries. Our volumes grew by low single digits in 4Q20, due to the ongoing premiumization of our portfolio led by Corona and Andes Origen, and the growth of new innovations, such as Quilmes 0.0 and Patagonia Solcitra, a new variety of Patagonia made with citrus hops. In Africa excluding South Africa, our business was negatively impacted by the COVID-19 pandemic, but we saw resilient consumer demand in many of our markets as restrictions began to ease. We delivered healthy volume growth in Mozambique and Zambia this year. Volumes declined in Tanzania and Uganda, as both markets were impacted by an ongoing challenging economic environment. In Nigeria, we delivered low single digit volume growth in FY20 and high single digit volume growth in 4Q20, driven by successful investments in developing our brand portfolio and enhancing our route-to-market capabilities. In 4Q20, South Korea faced its most serious outbreak of the COVID-19 pandemic and consequently the toughest level of restrictions yet, which negatively impacted our revenue and volumes. We estimate that our total market share declined by approximately 220 bps in FY20, more than half of which was driven by channel mix shift mainly resulting from the COVID-19 pandemic. In the growing in-home channel, we grew market share in FY20, according to Nielsen. In the on-premise channel, while we estimate that we lost market share in FY20, the trend improved throughout the year with gains in 4Q20 driven by the increasing momentum of Cass. We continued to lead the Premium space and estimate that we outperformed the industry in this segment. AB InBev—Annual report 2020—26

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Transforming for the future Scaling new digital capabilities to create value for customers and consumers As the world continues to shift towards a digital economy, we are expanding our innovation capabilities to meet growing demand. We are seeing a rapid acceleration of trends such as online B2B platforms, e-commerce and digital marketing and are investing in these capabilities as we advance toward being a truly customer- and consumer-centric organization. This year we established closer and more integrated relationships between our global and zone innovation teams to drive a cohesive and embedded agenda, aligned with our mission and values for the future. 300+ innovations launched across 6 zones AB InBev—Annual report 2020—27

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world


NEW CORONA LIGERA 3.2%

Product Innovations

With an agile product innovation pipeline, we launched more than 300 innovations worldwide across a diverse range of categories including beer, non-alcoholic beverages, adjacencies and more.

Beer Innovations

We had a variety of successful beer launches this year including Brahma Duplo Malte in Brazil, which delivers pure malt with two different kinds of malts and became a leader in the Brazil Core Plus segment in just five months. In Ecuador, Nuestra Siembra was developed in partnership with local farmers and government to bring socio-economic inclusion to impoverished rural areas and make the category more accessible. Other successful launches included low-alcohol Corona Ligera in Mexico, Victoria in Belgium and Bud Light Crisp and Stella Solstice in the US.

No- and Low-Alcohol Beer (NABLAB)

To further capture opportunity within the growing consumer trend of health and wellness, we continued to innovate NABLAB products, improving our technology to create and support the development of 11 new no- and low- alcohol beers including Budweiser Zero, launched in the US and the UK and reformulated in Canada. Additionally, Stella Artois Alcohol Free was launched in the UK and Belgium and has already won several awards for taste in the UK.

Adjacencies

We are building a strong portfolio beyond beer. Our seltzer innovations include Bud Light Seltzer, Mike's Hard Seltzer, Natty Light Seltzer, Bud Light Platinum Seltzer, Bon & Viv and Social Club. We continue to broaden the portfolio with new launches such as Skol Beats GT, a mixed cocktail, as well as expansions of existing products like Babe Wine into Canada, China and the UK and Mike's Lemonade to Mexico and Peru. Additionally, we launched our first beer pilot for our Drinkworks Home Bar system in the US, in partnership with Golden Road Brewing. The pilot extends our Drinkworks offerings beyond cocktails to give consumers the opportunity to enjoy freshly-poured draught brews in the comfort of their home.

Non-Alcoholic Beverages

We implemented a clear, global strategy for Non-Alcoholic Beverages to accelerate growth and meet emerging consumer focus such as health and wellness, digital and sustainability trends. We introduced a number of new beverages to our portfolio including Guarana Antarctica Natu, an all-natural low calorie version of the iconic Brazilian soda. We elevated the Guarana brand by launching a trailblazing YouTube channel called Coisa Nossa, which now has almost 1.5 million followers, and being the first brand in Brazil to partner with TikTok.

In addition, we successfully launched new propositions, for example we entered the energy category with Fusion energy drink in China and Mawe vitamin energy drink in the UK. We also advanced our functional beverages portfolio in Brazil with Do Bem Antioxidant Infusion and For/Me, a line of functional shots, created in partnership with Paolla Oliveira - a Brazilian influencer celebrity.


STELLA
ARTOIS
ALCOHOL FREE
0.0%

11

new no- and low- alcohol beers were developed this year

#togetherforbetter

Ideas For Good





As part of our COVID-19 response, we created a full platform called IDEAS FOR GOOD. Within this initiative, our GITeC team helped to lead the INFRASTRUCTURE FOR GOOD workstream, focused on leveraging our facilities, knowledge and scale to help local communities and governments respond to the pandemic as well as ensuring our operations run safely.

The results were extraordinary, with over 4 million units of hand sanitizer donated in over 30 markets, over 3 million face shields donated, over 6 million liters of drinking water donated in 16 markets and test kits made available at nearly all of our facilities.

"I am very proud to have been part of an amazing team which was fully dedicated to providing PPE solutions, like face masks and shields, to keep our frontline colleagues and communities safe. Lockdown times were not easy but knowing that I could help make a difference kept me going and that was priceless for me."

Farida Bensadoun, Global Front End Innovation and Material Science, GITeC

AB InBev - Annual report 2020 - 28

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world #togetherforbetter Gin Comunal: Building Community in a Time of Crisis When COVID-19 restrictions hit, many breweries in Bariloche, Argentina had trouble storing and refrigerating their beer, putting them at risk of losing thousands of liters of beer and taking a huge loss. To help the local community in this challenging time, our microbrewery Patagonia worked with the ZX Ventures team to create an innovative solution. Patagonia purchased all the kegs that would be going to waste and gave the beer new life by distilling the beer and creating gin. The gin, which came in two flavors—elderberry and hops—was sold in Patagonia bars, with proceeds going to support local businesses. Through the initiative, we saved approximately 150,000 liters of beer and helped keep small local breweries afloat. Sustainable Product Innovations Throughout the year we worked on the development of EverGrain, a sustainable ingredient company that is revolutionizing the use of saved barley grain from the brewing process to deliver highly nutritious, great tasting protein and fiber barley-based ingredients to the world. Ultimately, these ingredients will positively impact social and environmental challenges by providing affordable, sustainable nutrition for the undernourished. EverGrain officially launched in early January 2021. Reducing our time-to-market to launch more innovations To help achieve this level of innovation, our GITeC teams focused on reducing the timeframe between idea to launch. Using an agile mindset and zone collaboration, we achieved a 40% year-over-year reduction in time to market. Examples of this include Corona Ligera in Mexico, with one month to market and Brahma Duplo Malte in Brazil—our biggest launch of the year, with only three months to market. Technology Innovations Partnering with startups and experts to bring innovation to our business Our Beer Garage team significantly multiplied our innovation project pipeline this year by vetting over 400 startups and piloting more than 30 inside the business. Due to COVID-19 restrictions, the team pivoted to virtually host its third cohort of the Beer Garage Summer Tech Incubator Program. Over 11 weeks, this one-of-a-kind product development, talent exchange and internship program delivered 11 minimum viable products (MVPs) tackling key challenges for our business. The program culminated in a Demo Day where we identified seven projects to be further integrated into our business. Highlights include POC-EYE, an in-house image recognition tool allowing for better execution of inventory within our Brand Developer team; Smart Energy, a supply solution that optimizes energy waste in our breweries; as well as Connext and SMMI, logistics projects that tackle the problem of empty fleet miles. We are piloting new technologies to stay at the forefront of emerging innovations In addition to partnering with startups, we are also piloting new applications of innovative technologies inside our business. This year we drove implementation of Artificial Intelligence to solve business problems across procurement and sales functions and enhance our analytics teams’ capabilities. In August, we joined the Blockchain Education Alliance (BEA), a major alliance in the blockchain and cryptocurrency space that fosters cross-industry collaboration. Through BEA we can benchmark other industry players usage of blockchain and gauge best practices. 40% year-over-year reduction in time to market for our GITeC innovations AB InBev—Annual report 2020—29

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world “In these times, Z-Tech’s goals expanded far beyond SMB digitalization and financial inclusion; we are now investing and developing technology that can help save businesses, livelihoods and communities.” Grace Gu, Global Head, Z-Tech Impact Lab Small to Medium Sized Business (SMB) Innovations To better support our SMB partners including the pubs, restaurants and small retailers who sell and serve our products, we launched Z-Tech in 2019—focused on connecting SMB owners with digital platforms that will make their businesses more profitable and better their lives. This year, 45,000 SMBs joined our proprietary digital platforms and our Z-Tech team expanded activities from two to six countries. As the need for digital solutions was brought to the forefront this year, our existing tech ventures Menu and MiMercado saw significant growth, substantially increasing their sales and active users. For example, Menu has seen 50% month-over-month growth in the last year, reaching 30,000 customers and partnering with over 150 sellers to sell over 100,000 products. We are expanding our digital solutions to meet the critical needs of SMBs To support SMB’s urgent need for digital solutions during the pandemic, Z-Tech accelerated activities and expanded to two new areas: renewable energy and digital reservation management and ordering. The Get In App offers SMBs access to digital tools such as reservation management, remote waiting list, digital menus, contactless payment and delivery. Lemon Energy connects producers of renewable energy with SMBs to ‘keep the lights on’ sustainably—the project will provide renewable energy to more than 50,000 small shops, bars and restaurants. Inspired by our other voucher work globally to help bars during the first months of the pandemic, our Bohemia beer brand created the “Ajude um Buteco,” or “Help a Pub” platform in Brazil. By SMBs joined our proprietary digital platforms 30,000 customers for Menu letting consumers purchase vouchers, it provided much needed cashflow to business owners. It was a true collaborative effort—our Z-Tech proprietary Fintech platform Donus enabled the payment processing method. Additionally, we engaged in partnerships wih Fintech companies such as Konfio, Tienda Pago, Kiwi and KEO that in only the first year of the partnership extended over 20 million USD in emergency credit to SMBs in Latin America. These loans were offered to generate cash flow and working capital to help the SMBs recover from the pandemic, as well as sustain and grow their businesses. Z-Tech innovations for SMB owners #togetherforbetter Beers for Heroes In London, our Camden Town Brewery supported frontline healthcare workers by doing what we do best—brewing beer. We created a special edition lager called Heroes Lager, donating all proceeds to charities that support healthcare heroes during this difficult time. Camden Town also offered a free six pack of Camden Heroes Lager to all NHS workers as a way of saying thank you for all that they do. The results were incredible—all releases sold out within two hours, traffic to the website increased by 448% and most importantly, it brought joy to thousands of healthcare heroes in the UK. AB InBev—Annual report 2020—30

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world 900,000 number of monthly active users on our BEES platform increased from 19,000 to nearly 900,000 this year Packaging Innovations This year we made great strides in sustainable packaging innovations, from reducing the carbon footprint of our packages, light-weighting bottles and cans and developing new materials. For example, the innovative new KeelClipTM uses recyclable paperboard to create a lighter weight pack. Its development has allowed us to eliminate all plastic rings from packaging on our UK beer portfolio, taking us one step closer to achieving our 2025 Circular Packaging Sustainability Goal. Along with decreasing our usage of plastic shrink wrap, this will eliminate 850 tons of plastic waste every year. We are also developing sustainable packaging materials through upcycling existing ingredients and materials. Our sustainability team, in partnership with supply, is discovering new uses for spent barley such as barley straw labels set to launch in early 2021. Retailer Innovations We are deeply connected to our retail partners and aim to empower their success; therefore, we’ve developed BEES, a proprietary business-to-business (B2B) e-commerce platform. BEES provides retailers with convenience, seamless communication and, most importantly, enhanced business performance. After a pilot in the Dominican Republic in 2019, we launched BEES in nine countries with plans to expand to 18+ countries in 2021. Currently 35% of annualized revenue is captured digitally through the BEES platform or EDI and we are seeing rapid adoption as we expand to more markets, with the number of monthly active users increasing from 19,000 to nearly 900,000 this year. The BEES platform is available on iOS, Android and on the web. BEES has spent over 277 million minutes with our customers in the fourth quarter alone. This time has helped us understand who our customers are and how they interact with the platform. We are utilizing this data to identify and proactively solve customer pain points to drive further customer adoption and growth development. In a world of digital transformation, we aim to not only comply with applicable data privacy laws, but also to ensure that our consumers, customers and employees’ data are secured and processed in an ethical manner. By digitizing our relationships, we hope to better serve our retailers, saving them valuable time with more flexible and transparent delivery, optimizing their daily routine and assisting with data management. Direct-To-Consumer (DTC) innovations Our DTC business is designed to provide the best experience to consumers through franchised stores and e-commerce ventures. To accomplish this goal, our platforms offer convenience and leverage valuable data that allows us to stay one step ahead of emerging trends. As a result of early investments over the last five years, our portfolio of ventures were ready to scale when consumer adoption increased. DTC businesses delivered an all-time high net revenue this year. Our e-commerce platform Zé Delivery saw significant growth and is now operating in all 27 states of Brazil, with a proprietary technology to connect retailers to consumers. In one month Zé Delivery had the same number of orders than it had the whole of last year. Additionally, customer satisfaction remains very high, leading Zé Delivery to be the top ranked Brazilian delivery app in both the Google and Apple app stores, as we continue to fulfill our promise to deliver cold beer within an hour. DTC’s e-commerce is making progress in other markets as well. We expanded Zé Delivery into 7 new Latin American countries during 2020. In Europe, our owned beer e-stores are growing ahead of the market, highlighted by the accelerated growth of PerfectDraft, an all-in-one appliance that serves draught beer at home, delivering the ultimate beer experience. The beer category experienced a fast acceleration in e-commerce and we were able to lead this growth and increase our online market share due to strategic partnerships with retailers across the globe. Our retail business delivered convenience and proximity to consumers through our network of franchised stores, growing same-store-sales after resuming operations post-lockdown. In Mexico, Modelorama launched a home delivery platform, Modelorama Now, which is starting to expand in the main cities. “When COVID-19 struck, our European commercial teams rapidly adapted our online offering to meet the quickly evolving new shopper needs. Thanks to this agility we were able to outperform the market and enjoy a few virtual beers along the way!” Andy Logan, VP Global e-commerce AB InBev—Annual report 2020—31

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Our commitment to a better world

Brewing great beers depends on a healthy natural environment and thriving communities. We hope to create a better world for everyone, including the communities and ecosystems where we operate and where our colleagues and consumers live. To do that, we have developed ambitious goals to drive positive environmental impact and inclusive growth, because when our communities thrive, we thrive. Our initiatives align with the UN Sustainable Development Goals (SDGs) and support our commitment to build a company to last for the next 100+ years and beyond.



Better World
ENVIRONMENTAL STEWARDSHIP
Together for a resilient environment
INCLUSIVE GROWTH
Together for thriving communities
SMART DRINKING
Reducing harmful consumption
CLIMATE ACTION
DIVERSITY & INCLUSION
EMPLOYEE WELL-BEING
WORKPLACE SAFETY
HUMAN RIGHTS
ENTREPRE-NEURSHIP
MARKETING TO CHANGE SOCIAL NORMS
VOLUNTARY LABELING
NO- AND LOW-ALCOHOL BEER
CITY PILOTS
-10%
SMART AGRICULTURE
WATER STEWARDSHIP
CIRCULAR PACKAGING

Our ambitions

- **Smart Agriculture**
  100% of our direct farmers will be skilled, connected and financially empowered by 2025
- **Water Stewardship**
  100% of our communities in high stress areas will have measurably improved water availability and quality by 2025
- **Circular Packaging**
  100% of our products will be in packaging that is returnable or made from majority recycled content by 2025
- **Climate Action**
  100% of our purchased electricity will be from renewable sources and we will reduce our carbon emissions by 25% across our value chain by 2025



- **Diversity & Inclusion**
  Promoting greater diversity and providing all colleagues with a fair and equal chance to succeed
- **Well-Being**
  Advocating for healthy workplaces and supporting the well-being of our colleagues
- **Workplace Safety**
  Keeping people safe every day by embedding a culture of safety throughout our value chain
- **Human Rights across our Value Chain**
  Respecting and promoting human rights in our operations and across our value chain
- **Entrepreneurship**
  Empowering small businesses and entrepreneurs across our value chain to help ensure their success



- **Marketing to Change Social Norms**
  Influence social norms and individual behaviors to reduce harmful use of alcohol by investing at least 1 billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025
- **Voluntary Labeling**
  Place a Guidance Label on all of our beer products in all of our markets by the end of 2020*. Increase alcohol health literacy by the end of 2025.
- **No- and Low- Alcohol Beer**
  Ensure no- and low-alcohol beer products represent at least 20% of our global beer volume by the end of 2025
- **City Pilots**
  Reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020 and implement the best practices globally by the end of 2025

* The guidance label will be implemented in those markets where there is not already government mandated labeling in place, and where it is permissible by local regulation.



AB InBev - Annual report 2020 - 32

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Environmental Stewardship:

Together for a resilient environment



Now more than ever, it's critical to come together as one. In these uncertain times, we are reminded that climate change remains the single greatest challenge to the future of our environment and prosperity. We believe that effective partnership between nations, corporations, non-profits, and individuals is the key to mitigating and combatting the impacts of climate change. We are proud of the resilience of our business and our communities and the commitment we have shown to sustainable development.

Climate change has far-reaching impact on our business and the communities where we live and work. To better understand current and future scenarios, we are leveraging technology and partnerships to evaluate impact down to the local level and develop action plans accordingly. We are improving climate resilience through not only our Climate Action commitment but indeed as a result of all four of our 2025 Sustainability Goals, as we know that climate is closely intertwined with most aspects of environmental sustainability.



Metric	2025 Goal	2020	2019	2018	2017 (Baseline)
Total water use (in billion hl)	n/a	1.496Ⓐ	1.642Ⓐ	1.632Ⓐ	1.775Ⓐ
Water use by hectoliter of production (hl/hl)	2.50	2.70Ⓐ	2.80Ⓐ	2.95Ⓐ	3.09Ⓐ
Total GJ of energy (in millions)	n/a	55.2Ⓐ	61.4Ⓐ	61.1	61.4Ⓐ
Total GJ of energy purchased (in millions)	n/a	53.2Ⓐ	59.4Ⓐ	59.2Ⓐ	*
Energy usage per hectoliter of production (in Mj/hl)	n/a	99.7	104.6	110.1*	111.6Ⓐ
Energy purchased per hectoliter of production (in Mj/hl)	n/a	96.2Ⓐ	101.2Ⓐ*	106.8Ⓐ	*
Total direct and indirect GHG emissions (Scopes 1 and 2 in million metric tons of CO_2e)	n/a	4.71Ⓐ	5.36Ⓐ	6.03Ⓐ	6.18Ⓐ
Total direct and indirect GHG emissions (Scopes 1,2 and 3 in million metric tons of CO_2e)	n/a	28.37Ⓐ	31.8Ⓐ	31.21	32.35
Scope 1 and 2 GHG emissions per hectoliter of production (in kg CO_2e/hl)	4.77	6.50Ⓐ	6.92Ⓐ	8.04Ⓐ	8.55Ⓐ
Scopes 1, 2 and 3 GHG emissions per hectoliter of production (in kg CO_2e/hl)	44.5	53.13Ⓐ	55.3Ⓐ	57.0	59.4
% Renewable Electricity: Operational**	100%	31.2%Ⓐ	20.0%Ⓐ	16%Ⓐ	--
% Renewable Electricity: Contracted**	100%	70.6%Ⓐ	61.3%	50%	--
% Returnable Packaging	n/a	36.4%Ⓐ	40.9%Ⓐ	43.5%Ⓐ	46%
% Recycled Content in primary packaging					
Glass		43.2%Ⓐ	42.3%Ⓐ	41.4%Ⓐ	37%
Cans	>50%	57.6%Ⓐ	59.1%Ⓐ	58.9%Ⓐ***	59%
PET		26.0%Ⓐ	22.8%Ⓐ	15.7%Ⓐ	21%
Direct farmers skilled, connected, and financially empowered****					
Skilled	100%	76%	50%	--	--
Connected	100%	57%	45%	--	--
Financially Empowered	100%	60%	35%	--	--

Ⓐ **Assured Metric**
(please refer to External Assurance Report on page 55)

- Our goals and data as included in the table on water, GHG emissions per hectoliter of production and energy pertain to our beverage facilities only and do not encompass our vertical operations such as malt plants and packaging facilities.
- Total direct and indirect GHG emissions data encompass beverage facilities and most vertical operations, including malt plants and packaging facilities.
- Scope 1 accounts for 55% of our operational emissions and includes CO_2 equivalent (CO_2e) from fuel used in our manufacturing processes and in cogeneration plants that generate on-site electricity. Scope 2 accounts for about 28% and represents emissions from purchased electricity.
- Scope 3 emissions constitute estimates based on a mix of supplier-based numbers, global emission factors and assumptions. Data's main categories include: Purchased Goods and Services, Upstream and Downstream Distribution, Product Cooling (including on and off premise but excluding at home cooling), and End of Life. Around 50% of emissions are calculated with own data or data reported by suppliers through the CDP.

* In line with our new sustainability goals, energy reporting will shift to energy purchased versus energy usage. Energy purchased per hl aligns with our RE100 sustainability goal of offsetting 100% of our purchased electricity with electricity sourced from renewable resources. Energy purchased per hl was not reported for breweries acquired from SABM in 2017.

** For 2020, renewable electricity is reported by two metrics: operational electricity and contracted electricity. Our primary strategy is to help fund new build renewable electricity projects, and as these can take time to build, we believe it is important to report both metrics. The contracted electricity metric tracks the commitments we have already made to our 100% renewable electricity goal, while our operational electricity measures our actual annual realization.

*** 2018 Recycled content percentage in primary packaging for cans has been updated. The data correction has been done following the external supplier audits.

**** Smart Agriculture data is based on up-to-date estimates.

AB InBev - Annual report 2020 - 33

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Smart Agriculture Our ambition 100% of our direct farmers will be skilled, connected and financially empowered by 2025. Our approach In 2020, 76% of our direct farmers met our criteria for skilled; 57% for connected and 60% for financially empowered. As a global brewer, we depend on high-quality agricultural crops from thriving communities and healthy ecosystems to brew our beers. Across the globe, we see firsthand the impacts of climate change on landscapes and livelihoods, and at the same time know that agriculture can be part of the solution. Through collaboration and innovation, we are working to deliver economic and environmental impact to build a more resilient supply chain through pandemic support, soil health, analytics, technology and more. We use the pillars of skilled, connected and financially empowered to define how we work with farmers. To track our progress and drive meaningful results for our agricultural value chain, we have developed an impact framework that uses standardized measurements while allowing teams to prioritize the environmental and socioeconomic impact areas that are most important within their local communities. This year the pandemic brought greater focus to the close link between environments and livelihoods in agriculture and further highlighted the need to invest in technology and partnerships to address challenges facing farmers in our value chain. Utilizing partnerships to address soil health Soil health is important for many reasons: it helps farmers improve productivity, protects water resources, and mitigates the impact of climate change. We are investing in soil health to help our farmers from around the world thrive – from their productivity to their efficient use of natural resources. In July 2020, we expanded our existing water partnership with The Nature Conservatory (TNC) to include agricultural initiatives that address soil health, biodiversity and water stewardship across our agriculture supply chain. Together, we developed a framework for designing impactful soil health programs, which launched on World Soil Day in December 2020. With the framework as a guide, our local teams are developing various ways to deliver soil health recommendations for farmers by offering technical support, sharing performance benchmarks, facilitating peer-to-peer networks, and building strategic partnerships to help incentivize adoption. While the framework gives us the needed structure to continue building our approach, our teams are already taking steps to improve soil health: • Partnering with Instituto Nacional de Tecnología Agropecuaria (INTA) and Soil Capital to train early adopter farmers in Argentina on regenerative agriculture practices, demonstrating how soil health and farm productivity go hand in hand. We are proud to be featured in Fortune’s Change the World 2020 rankings for our work supporting farmers in our global supply chain. • Working with the Sustainable Food Lab to harmonize the way we measure impact of and capture insights from our programs and scale the adoption of practices that improve our farmers’ resilience. • Experimenting with innovative methods for growing rice in the state of Arkansas in the US in partnership with Indigo Ag. • Managing a model farm in the Western Cape of South Africa to research innovative practices to improve soil health. AB InBev—Annual report 2020—34

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world +500,000 USD committed to support four university model farms in the US Expanding our field-level analytics to support farmers Our SmartBarley program provides data that enables our agronomists to help growers improve productivity. To further the impact of this innovation, we partner with Sentera to provide satellite and weather analytics to increase our support to farmers and further develop our models for predictive analytics. In 2020, we connected Sentera’s Field Agent platform with SmartBarley, providing our agronomists with a tool that allows them to monitor farmers’ fields throughout the season and provide timely advice during critical periods. An initiative that has been in the works since last year, this integration was timely. The satellite imagery and weather data provided through Field Agent enabled our agronomists to continue providing support remotely, as the pandemic limited our team’s ability to be in the field with farmers. Developing model farms to test sustainable practices Farmers understand the importance of building resilience on their farms but often times are hesitant to adopt new practices because of the perceived risk. We have set up model farms in key markets such as South Africa and Mexico. These farms trial practices at scale and within the crop rotation to support improved soil health, reduced carbon emissions and improved water quality, and promote these practices with farmers in that region. To continue evolving our approach support adoption of sustainable practices, in 2020 we committed more than 500,000 USD to support model farms at four universities across our barley and rice sourcing regions in the US (University of Arkansas, University of Idaho, North Dakota State University, Montana State University). Creating best practices for long-term success across our supply chain We are continuing to build climate modeling to understand its impact on our supply chains and integrate a longer-term view into our strategies, including crop management, variety development and selecting regions for sourcing. We also worked to engage farmers in the US to improve on-farm safety as part of our work to embed Responsible Sourcing Policy for Farms into our direct supply chain. Maintaining profitability can be a concern for many farmers globally, as farming is susceptible to environmental risk and shifting commodity markets, and this is even more of a concern for smallholder farmers. Early in 2019, we worked with TechnoServe, an international development nonprofit that connects small-scale farmers and entrepreneurs with private sector partners, to build a global toolkit to help support our teams in building strong smallholder programs. We worked to better understand the impact that COVID-19 was having in our smallholder supply chains, focusing one module in the toolkit specifically on COVID-19 and how our teams can assess impact and respond to the specific challenges faced in their community. Our teams engaged with farmers throughout the year to understand challenges they were facing and kept our programs up and running to ensure that farmers had the ability to plant and sell their crops, continuing to provide agronomic advice and technical support during critical points in the crop season. We leveraged digital tools to provide technical support across both smallholder and commercial markets, distributed PPE at buying sites and provided logistical support to ensure a successful harvest season and delivery of crops. AB InBev—Annual report 2020—35

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Water Stewardship Our ambition 100% of our communities in high stress areas will have measurably improved water availability and quality by 2025. Our approach 100% of our sites located in high stress areas have conducted local outreach, analyzed the water challenges specific to their community and identified potential solutions—the first three steps of our seven-step watershed management process. In 78% of these sites, we have started implementation of solutions such as infrastructure improvements, ecosystem restoration and other nature-based solutions and improvements in water governance. As a key ingredient in all our products, water is imperative to the success of our business. Water is also a critical resource for people, economies, and ecosystems around the world. Water and climate change are closely linked, with climate change impacting the availability and quality of water around the world. We are committed to being a part of the solution to the growing water challenges in areas where we operate. Every day, our teams are working to increase our water efficiency internally and partnering with local authorities, other water users, and like-minded organizations to achieve measurable improvements in water quality and availability in the communities where we operate. Supporting water access during the COVID-19 pandemic to help local communities The COVID-19 pandemic has made the necessity of clean water even more clear, as access to water for sanitation and hygiene is the first line of defense against the virus. In addition to continued progress against our water stewardship goal, we leveraged our capabilities to further increase water access during this unprecedented global health crisis. Examples of our work to provide water to local communities this year include: • Supporting the work of four water health centers and two automated water dispensing units in India to make water accessible for drinking and handwashing for 120,000 people. • Providing eight truckloads—nearly 400,000 cans—of emergency drinking water to support COVID-19 relief efforts in Los Angeles, Massachusetts and New York in the US. Using technology to optimize water efficiency in our operations We continue to challenge ourselves to brew our beers at the highest level of water efficiency. Through innovative technology and process improvements, in 2020 we reduced our per hl water use to 2.70 hl/hl. One of the ways we are helping to increase our water efficiency is with the use of new technologies. This year we completed a pilot program with the supply team in Europe focused on using artificial intelligence to analyze water resource and utilization in our beer manufacturing facilities. The technology has the potential to pinpoint anomalies in our most problematic water lines, helping to reduce water usage in the brewing process. Supporting projects to address water challenges in local communities After the most recent drought in Cape Town, we worked with the World Wide Fund for Nature (WWF) to pilot a project which initiates a groundwater monitoring network. This work has already set in motion a growing network to help inform the management of groundwater abstraction in the greater Cape Town Area. Additionally, we launched a new water project in Zacatecas, Mexico with funding from the German Agency for International Cooperation (GIZ) through the prestigious DeveloPPP development grant, which will give us the opportunity to implement our project sustainably over the next three years. We are also giving consumers the chance to contribute to our watershed protection efforts, with cause-based products such as Zalva, a water brand launched in Colombia in 2019 whose proceeds are used to protect the high Andean wetlands that serve as critical ecosystems for Colombia’s water sources. This year, Zalva was honored with a 2020 World Beverage Innovation Award for ecosystem protection. 2.70 hl/hl in 2020 we reduced our per hl water use to 2.70 hl/hl ~400,000 cans emergency drinking water donated to support COVID-19 relief efforts in the US Partnering with organizations and experts to increase our impact    We know the global water challenge is bigger than any individual organization and we cannot do this work alone. This year we collaborated with members of Beverage Industry Environmental Roundtable (BIER) to participate in a watershed collaboration in the Municipality of Tlajomulco de Zuniga, Jalisco Mexico. The project will restore 21.5 hectares of land by planting native vegetation to increase ground water levels and reduce soil loss, improving water infrastructure and increasing awareness about the importance of water to healthy communities. We are collaborating with peer companies to scale our impact even further. For example, we joined the Water Resilience Coalition, an industry-driven, CEO-led initiative of the CEO Water Mandate within the UN Global Compact. We also joined as a co-founder to elevate global water stress to the top of the corporate agenda and preserve the world’s freshwater resources through collective action in water-stressed basins.     AB InBev—Annual report 2020—36

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Circular Packaging Our ambition 100% of our products will be in packaging that is returnable or made from majority recycled content by 2025. Our approach As of the end of 2020, 74% of our products were in packaging that was returnable (Kegs and Returnable Glass Bottles) or made from majority recycled content (Cans portfolio with more than 50% recycled Content). As the world’s leading brewer, we care about the complete lifecycle of the packaging our products are packed in. We know that our packaging footprint is a significant contributor to our total GHG emissions, and we estimate that achieving our circular packaging commitment will contribute to approximately a 37% greenhouse gas emissions reduction that will help us achieve our climate action goal. To bring us closer to our ambitious goals, we are reusing, reducing, recycling and rethinking our packaging. Through technological innovations, partnerships, 100+ Accelerator, Eclipse, and our brands, we are working to achieve our circular packaging vision. Reducing packaging material volumes in our global supply chain As one of the shorter loops in our circular packaging strategy, reduction plays an important role in our progress, contributing to the reduction of natural resources usage and the reduction of our scope 3 GHG emissions. Since our 2025 Sustainability Goals announcement in 2018, we have reduced approximately 18,000 tons of packaging materials globally. One example of how we have reduced our packaging this year is in Germany, where we implemented a lighter bottle for Beck’s. By reducing our packaging by 15g per bottle, we will eliminate 645 tons of material per year. Reusing our packaging to champion the growth of circular economies Returnables are the best example of zero-waste packaging. The majority of our bottles can be used up to 15 times and some can be used up to 100 times, reducing carbon emissions by nearly five times when compared to returnable glass bottles and one-way bottles. Although the pandemic impacted our returnable packaging mix, as we open markets we continue to drive returnable type of packaging. In 2020 we continued to promote our returnable volume in new markets, partnering with Conscious Container, a member of the 100+ Accelerator startup cohort, to pilot a returnable solution for Michelob ULTRA Pure Gold in San Francisco in the US.    Additionally, we continued to invest in returnables across markets. For example, in Mexico we are working with waste collection companies and Modelorama stores where we aim to increase the return rate of our bottles. In Colombia, we launched a program in partnership with Nomo and BanQu to collect one-way bottles and give them a second life in our bottling lines, while also helping to improve the working conditions and livelihoods of recycling collectors. Due to pandemic lockdowns, as bars and restaurants had to shut down, there was a significant impact on our returnables solutions such as kegs and returnable glass bottles that are typically utilized at points of consumption. As an attempt to address this new challenge, we utilized our e-commerce platform in Brazil, Zé Delivery, as a way to sell returnables directly to consumers. 74% of our products were in packaging that was returnable (Kegs and Returnable Glass Bottles) or made from majority recycled content (Cans portfolio with more than 50% recycled Content) 18,000 tons since the introduction of our 2025 Sustainability Goals, we have reduced 18,000 tons of main packaging materials globally AB InBev—Annual report 2020—37

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Recycling to drive environmental and economic impacts One of the 100+ Accelerator startups, Green Mining, expanded its operations this year, using reverse logistics technology to collect and recycle glass in Brazil. Since 2018, they have collected and recycled over 1,000 tons of glass—saving 180 metric tons of carbon from being generated. In March, they partnered with the supermarket Pão de Açúcar to create glass waste drop-offs at stores, another successful initiative that has already expanded.    We continue to evolve our recycling programs through work with strategic partners such as Henan Zhongfu Industrial Company, who implemented a new UBC (Used Beverage Container) Recycling Facility in China. We estimate that this facility will bring additional recycling capacity supporting our efforts to increase recycled content in the region. In Korea, we began using 100% recycled material in our Cass Fresh Beer corrugated boxes for the first time. Consumer response to the initiative was positive, with surveys reinforcing that consumers expect purpose-driven brands. Rethinking the possible to drive reduction We are continually evolving our innovation pipeline to reduce the carbon footprint of our packages 100% recycled material in our Cass Fresh Beer corrugated boxes and light-weighting bottles and cans while also developing new and sustainable materials. In Europe we delivered on our commitment to eliminate all plastic rings from packaging on our UK beer portfolio, with the launch of our KeelClipTM packaging innovation. Along with decreasing our usage of plastic shrink wrap, this will eliminate 850 tons of plastic waste every year. Our efforts towards more sustainable packaging go beyond primary packaging—we are also rethinking our secondary packaging. For example, in India we piloted an innovative material produced from brewing our by-products that degrades in the environment. We plan to further roll out the innovation in 2021. Examining the impact of the pandemic on our Circular Packaging goals Our recycled content goal was impacted this year by the COVID-19 pandemic, and it has revealed the fragility of recycling systems across the world and reinforced the necessity of investing in building infrastructure and resilience. Some projects had to be delayed due to the pandemic, for example, a recycling UBC plant project in China. Lockdowns impacted sorting operations as well as collection rates. The shift in consumption from returnable to one way packaging solutions has impacted both glass and cans recycled content in the short term, increasing the amount of waste being generated. Furthermore, the closure of the on-premise channel reduced the use of returnable glass and kegs. Waste collectors are critical to the recycling infrastructure, helping gather recycled content and increase percentage year over year. To help support waste collectors and aggregators participating in our Circular Packaging programs throughout the COVID-19 pandemic, we partnered with local governments and others to provide educational health information, deliver personal protective equipment (PPE) and donate food packages. In Zambia, in addition to giving briefings on preventative safety measures, we distributed hand washing stations, PPE and hand sanitizer to aggregators and recycling collectors from the Manja Pamodzi recycling program. Additionally, two of the startups from our 100+ Accelerator, Nomo Waste and BanQu, joined forces to create the Return Home Project in Colombia, which used digital tools to conduct an impact study and define the best way to support waste collectors. This included the distribution of PPE, awareness trainings and mobilizing the community to provide financial support to those who lost income during the lockdown period. 850 tons of plastic waste eliminated every year with the launch of our KeelClip™ packaging and decreased usage of plastic shrink wrap AB InBev—Annual report 2020—38

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Climate Action Our ambition 100% of our purchased electricity will be from renewable sources and we will reduce our carbon emissions by 25% across our value chain by 2025. Our approach Today, 70.6% of our purchased electricity volume has been contracted to transition to renewable electricity and 31.2% of this volume contracted is already operational, bringing additional renewable capacity to global grids across the world. Our renewable electricity strategy aims to bring additionality and reduce impact of climate due to electricity generation. Since 2017, we have reduced our Scope 1 and 2 emissions by 24% in absolute value and reduced 10.4% our GHG emissions per hectoliter across our value chain (Scopes 1, 2, and 3). Understanding that climate change is perhaps the most pressing issue facing our company – and the world – we aim to build climate resilience by committing to transition our global operations to 100% renewable electricity and reduce our emissions by 25% across the value chain. Meeting these science-based targets will mean our global emissions will be consistent with avoiding an increase of global temperature to below 1.5 Celsius, as per the recommendation issued by Intergovernmental Panel on Climate Change (IPCC). We are committed to reduce absolute scopes 1 and 2 GHG emissions by 35% by 2025 from a 2017 base year, in line with the 1.5 degrees pathway. Furthermore, we commit to increase annual sourcing of renewable electricity from 7% in 2016 to 100% by 2025. We also commit to reduce emissions across the value chain (Scopes 1, 2 and 3) by 25% per beverage by 2025, from a 2017 base year. We are working to maintain energy efficiency during the COVID-19 pandemic The COVID-19 pandemic brought on significant challenges. In regions most affected, our brewery teams reduced the baseload energy usage of our plants. From these learnings we have been able to reduce our fixed energy usage by an estimated 40% in regions most impacted by COVID-19. Reducing carbon emissions in our packaging We are utilizing partnerships and innovation to reduce the carbon emissions in our packaging, currently the largest contributor of emissions by sector in our value chain compared to all other segments within the operational boundary and Scope 3 categories in scope. This year we formed a partnership with Rio Tinto to deliver a new standard of sustainable aluminum cans in the US. The low-carbon aluminum is produced with renewable hydropower, offering a potential reduction in carbon emissions of more than 30% per can compared to similar cans produced using traditional manufacturing techniques. The first pilot is expected to go live in 2021 with a Michelob ULTRA low carbon can. The partnership will also utilize outcomes from the development of ELYSIS, a disruptive low carbon aluminum smelting technology. Working with suppliers to drive results To scale and accelerate our impact we are working with our supplier base to encourage sustainable practices. 2020 marked the second year of operation for our Eclipse platform, which enables us to collaborate with our suppliers on projects that address critical shared sustainability issues. To further build on our progress, this year we also announced the launch of Eclipse Activate. 70.6% of our purchased electricity volume is under contract from renewable sources ~7 billion bottles of Budweiser were brewed with 100% renewable energy this year Facilitated by Guidehouse—a leader in energy, sustainability and infrastructure consulting—the program will leverage working groups dedicated to ongoing planning and implementation of projects to reduce carbon emissions. To kickstart supply chain collaboration in Brazil, we hosted a virtual event that was recognized by the UN Global Compact Brazil Chapter as a best practice. In addition, we were able to stay close to our suppliers throughout the pandemic through our series of webinars where we touched on topics such as renewables and Scope 3 accounting and invited experts to share their knowledge. These webinars are now live on Eclipse for the public to view, with the aim of providing educational tools to our value chain partners. Explore our Eclipse platform Using our brands to advocate for sustainability Our work to reach our sustainability goals also extends to our brands. This year Budweiser served as a representative at the World Economic Forum Annual Meeting in Davos, covering how the private sector can make an impact on our climate emergency. Budweiser has been an ambassador of renewable energy, producing nearly 7 billion bottles of beer with the 100% renewable energy AB InBev—Annual report 2020—39

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world symbol this year. By placing the RE 100 logo on each bottle, Budweiser aims to champion products that are produced in a more sustainable way and give consumers the power to choose lower-carbon products. Reducing the carbon footprint of our fleets In 2020 we continued our transition to more sustainable fleets by using low-carbon fuel technologies. We recognize that solutions need to be local and we are continuously looking for alternative ways to reduce emissions in our logistics supply chain. We continue investing in mileage reduction, load optimization and exploring partnerships to reduce empty mileage. We have started transitioning to alternative fuels by scaling pilots we started in past years. In China we rolled out the use of 5 hydrogen electric fuel trucks after a successful pilot in 2019. In the US, we were recognized by Greenbiz for our work implementing 20 electric trucks with BYD in the state of California and the announcement to replace long-distance haul trucks with vehicles using Renewable Natural Gas in the states of Missouri and Texas. We also began the electrification of our fleet in Colombia, Mexico, Dominican Republic and Panama. Utilizing renewables to support our retailers 19.7% of our GHG emissions are generated on the trade, where we estimate over 11.5 TWh of electricity is utilized to provide our consumers with quality, cold products for consumption. In 2020 we started to implement our learnings from our renewable electricity projects on our downstream value chain. In Brazil, in the region of Minas Gerais, we are piloting a solution with Lemon Power, a Sao Paulo based company that connects producers of renewable energy with small and medium-sized 24% we have reduced our Scope 1 and 2 emissions by 24% in absolute value and 24% in intensity (kgCO2e/hl) since 2017 businesses (SMBs). Through this agreement, we are able to act as intermediary and provide a renewable and less costly electricity solution to our retailers. In 2021, we expect to reach 1,000 points of sale. We are piloting a similar solution in Mexico through Modelo Power where we are installing solar panels on the roofs of the Modeloramas across the country. 100+ Accelerator In the two years since launching the 100+ Accelerator, the startups with which we work have created impact worldwide and helped us become more sustainable, innovative and transformative. So far the 100+ Accelerator has worked with 36 startups from over 15 countries, with more than half of the startups securing long term contracts with our company and attracting over 200 million USD in capital from investors. Despite the effects of the pandemic, this year we renewed our commitment to finding the most innovative solutions to help us make progress towards our 2025 sustainability goals. After receiving over 1,200 applications, we welcomed 17 diverse startups from 13 different countries into our 2020 cohort. In December, 13 startups presented their pilots during a Demo Day, including: • Shianco—uses the rice husk from our suppliers to produce agiowood—an innovative material in which rice husk replaces the use of wood, providing a closed-loop solution that helps our suppliers decrease carbon emissions from burning rice husk. In 2020, we launched a newly decorated Sustainability Meeting Room in our Budweiser APAC Shanghai Office using the material. • Nomo Waste—a waste management and recycling solutions company based in Colombia that is working to collect and return glass bottles that get “lost” in the supply chain and bring them back to breweries or suppliers for reuse and recycling. • OKO—a mobile-based company that empowers farmers by providing crop insurance at an affordable price to provide protection from environmental risks like droughts and/or excessive rainfall. The program continues to receive global recognition—the 100+ Accelerator was named one of the 10 most inspiring accelerator programs in the world by Clique AI, a Tel-Aviv based CRM platform that connects the global innovation and tech ecosystems. The 100+ Accelerator startups have received grants and/or investments from Horizon 2020, 43N and Sustainable Development Canada, and have begun to share success cases of the startups with companies in other sectors, peers and competitors to help them address their own sustainability challenges. 13 startups presented their pilots during our 100+ Accelerator Demo Day in December 10.4% kgCO2e/hl vs 2017 on the total scope 1, 2 and 3 emissions AB InBev—Annual report 2020—40

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Smart Drinking:

Reducing the harmful use of alcohol

No stakeholder commitment is more critical than our role in addressing the harmful use of alcohol. We fulfill this commitment through a range of efforts that include responsible marketing and communications, changing social norms in markets around the world, identifying evidence-based interventions to reduce the harmful use of alcohol that can be scaled around the world, empowering consumers with information and choice, and focusing on road safety.

Watch the Reinventing Drinking interactive video

Responsible Marketing

Marketing is an indispensable part of our business. Doing so responsibly is at the heart of our marketing.

We adhere to our Responsible Marketing and Communications Code. Consumers can read more about smart drinking behaviors on our website. We also count on our own colleagues as Smart Drinking Champions. Every year, we participate in the Global Be(er) Responsible Day (GBRD) to promote responsible alcohol consumption.

In addition to our own efforts, we continuously seek effective partnerships. As a member of the International Alliance for Responsible Drinking (IARD), we engaged with academic institutions and public health bodies in four virtual dialogues covering topics such as e-commerce and influencer marketing standards with wide geographical representation. We also facilitated a partnership between IARD and Google to introduce a new feature that lets consumers have greater control over whether they see alcohol ads.


YOU MIGHT NOT WANT YOUR FRIENDS TO KNOW YOU'RE AN NSYNC FAN.
#KARAOKE RESPONSIBLY

www.tapintoyourbeer.com

Responsible Marketing and Communications Code


THERE IS
#NO EXCUSE
FOR WOMEN
ABUSE

Marketing Campaigns

Our ambition

Invest 1 billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025.

Our approach

Social Marketing Theory is a new and exciting front in public health. We are harnessing our company's creativity to this emerging concept and partnering with others to further the entire field. Our brands share the purpose of reducing harmful consumption of alcohol, and their social marketing campaigns are promoting behavior change connected to that purpose in a sustained way.

Our progress & lessons learned

Since 2015, we have launched over 80 campaigns to change social norms.

By using the primary and secondary packaging of our products, we are communicating actionable messages that influence behavior change to put us on track to achieve the goal by 2025.

Beginning in 2018, we implemented an Annual Social Marketing Competition that has collectively received 105 submissions from more than 30 countries to date and led to the creation of iconic Cannes winning social norms marketing campaigns, such as Aguila's Abuse Disclaimers (2019 Cannes Silver Lion Winner). Winning campaigns from this competition also included initiatives from Aguila in Colombia, Harbin in China, Poker in Colombia and Skol Beats in Brazil.

Funding for these campaigns is supported through our internal Better World Media Investment Policy that requires a minimum of 3% of our annual media buying budget be invested in Smart Drinking Campaigns. To help ensure that our marketing campaigns are informed by social norms marketing principles, we created a Social Norms Marketing Toolkit in 2018 with McCann Global Health that we use to train our brand teams every year.

In 2020, our brands developed more than 20 Smart Drinking campaigns. During the COVID-19 lockdowns, we promoted Smart Drinking behaviors with social marketing campaigns such as #WePlayThisMatchatHome from Aguila in Colombia, #SomosResponsables by Quilmes in Argentina and #NoExcuse in South Africa.

AB InBev - Annual report 2020 - 41

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

City Pilots

Our ambition

Reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020. Implement the best practices globally by the end of 2025.

Our approach

In December 2015, we launched City Pilots in 6 markets - Leuven, Belgium; Brasilia, Brazil; Jiangshan, China; Zacatecas, Mexico; Columbus, Ohio, United States and Johannesburg, South Africa. In each city, a Steering Committee was formed with local stakeholders to select programs to implement and manage execution of those programs, as well as ensure coordination of all partners involved.

In these programs, we rigorously collect, analyze and act upon data. That is why we engaged with HBSA, a supporting organization of the Pacific Institute for Research and Evaluation, to oversee the measurement and evaluation of the City Pilot program. HBSA has developed a groundbreaking evaluation design that it is applying across City Pilots and their respective interventions. What is unique about this methodology is that it helps to understand which aspects of the harmful use of alcohol are more prevalent in a community and develop interventions in those areas where the biggest impact is needed.

Our progress & lessons learned

Since 2016, we have tested 29 different programs within our City Pilots which allowed us to identify best practices on community-based interventions to reduce underage drinking, improve road safety, increase alcohol screening, reduce binge drinking and encourage enhanced responsible beverage service. Early in 2020, before the disruption brought on by COVID-19, two of these city pilots – Zacatecas, Mexico and Brasilia, Brazil – were expected to achieve a 10% reduction by end of 2020. Leuven, Belgium; Johannesburg, South Africa and Columbus, Ohio (US) were expected to achieve a 10% reduction by 2022.

We will take the learnings from these City Pilots to adapt and scale the best practices in other cities.


onde a CEI
truva?

Voluntary labeling


AGUILA
ORIGINAL
TIPO DE BAVARIA
EL EXCESO DE ALCOHOL ES PERJUDICIAL PARA LA SALUD

Our ambition

Place a Guidance Label on all of our beer products in all of our markets by the end of 2020. Increase alcohol health literacy by the end of 2025. The guidance label will be implemented in those markets where there is not already government mandated labeling in place and where it is permissible by local regulation.

Our approach

We engaged researchers at Tufts University School of Medicine to develop Alcohol Guidance Labels that could be used by any beer, wine, or spirits company. These guidance labels promote alcohol health literacy by including messages on actionable advice about how to avoid harmful use.

These messages include:

- Actionable advice such as "Don't drink and drive" or "Eat before or while drinking alcohol"
- Three visual icons to prevent underage drinking, drinking while pregnant and drunk driving
- A link to a consumer information website
- Legibility requirements covering text orientation, font size, contrast, frame, size, relative positioning, place and iconography
- % of Alcohol by Volume (ABV)

Our progress & lessons learned

To date, we have implemented guidance labels on 81% of our beer volume in more than 20 countries where there is no existing regulation on the matter. The remaining 19% will be executed in 2021. As stock rotates, consumers will gradually see more and more of these labels in market.

Altogether, 90% of our global beer volume is now covered by some type of alcohol guidance label (either government-mandated or voluntary).


5.5% ALC/VOL
750 ml
DON'T DRINK AND DRIVE


97mm
Eagle
DARK
7.0% ABV
300 ml
86mm

AB InBev - Annual report 2020 - 42

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

No- and Low-Alcohol Beer

Our ambition

Have no- and low-alcohol beer (NABLAB) products represent at least 20% of our global beer volume by the end of 2025. No-alcohol beer contains 0.5% alcohol by volume or less, and low-alcohol beers contain 3.5% or less.

Our approach

We have experience and expertise serving beer drinkers and consumers around the world. We are confident that there is an opportunity for no- and low-alcohol beers, as well as other beverages, to satisfy emerging consumer trends connected with health and well-being, and align them with our agenda that seeks to reduce harmful consumption. Our approach involves gaining insights relating to consumer preferences, developing, testing, and refining products, building the appropriate supply chains and distributions to put those products in front of consumers, and delivering marketing campaigns that attract consumer interest.



Our progress & lessons learned

To date, we have launched no-alcohol beers in many of our key markets, including the US, Brazil, Mexico, Colombia, South Africa, Canada, Belgium, China, Argentina and the UK. Over 60% of our markets now have no-alcohol beers in their portfolio. We also have introduced new low-alcohol beer products in a number of countries including Mexico, Canada, South Africa and multiple European markets.

Today, AB InBev is the world's largest producer of NABLAB, with a portfolio of more than 80 brands.

In 2020, we produced 32 million hectoliters of these products, more than the total annual beer consumption in Colombia. Altogether, our NABLABs accounted for 6.58% of our beer volume in 2020.

In 2020 we launched Budweiser Zero across five markets, and launched Stella Artois Alcohol Free in the UK and Belgium. These launches were complemented by the introduction of zero-alcohol variants for some of our largest core brands, like Cass 0.0 in Korea and Quilmes 0.0 in Argentina, among others.

Notwithstanding this progress, we are not on track to meet our goal for no- and low-alcohol beers to represent 20% of our volume by 2025. We are learning the appropriate lessons and incorporating them into our go-forward efforts. These include better understanding the opportunity and identifying alternative solutions such as:

- Liquid optimization in selected existing products when aligned with consumer preferences
- Product innovations that give consumers an option to migrate from higher alcohol content categories into lower alcohol content ones




Corona Cero
AGUILA LIGHT
STELLA ARTOIS
Jupiler 0.0
Leffe


Budweiser
ZERO
FULL-FLAVORED ZERO ALCOHOL BREW

80+

no- and low- alcohol beer brands in our portfolio

AB InBev - Annual report 2020 - 43

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Road Safety

Our ambition

Contribute to the UN Sustainable Development Goal (SDGs) of reducing road traffic injuries and deaths by 50% by 2030.

Our approach

We have developed a scientifically rigorous, data-driven approach to confront this chronic problem. For example, five years ago in Sao Paulo, Brazil, we embarked on a project to collect all available data related to road safety from multiple organizations. This included time and location of crashes, weather conditions, quality of road infrastructure and data from hospitals, among others. Using the same data analytics tools we use to improve our business processes, we created an algorithm to identify accident hotspots and underlying variables that were contributing to crashes. The data was presented to local government officials who were then able to undertake a range of actions to combat these factors.

This same commitment to a rigorous, evidence-based approach underpins our support for measures such as the deployment of high-visibility enforcement patrols, public education and awareness campaigns and the use of technologies such as ignition interlocks and alcohol detection systems. Additionally, we support the enactment of mandatory blood alcohol content (BAC) limits in every country. We agree with the World Health Organization that a 0.05 BAC limit is generally considered to be the best practice at this time; and we defer to governments to determine the appropriate mandatory BAC limits in their respective jurisdictions.

Our progress & lessons learned

As a direct result of the data-driven approach we piloted in Sao Paulo, road fatalities in that city were cut by 16% from 2015 to 2019, with more than 1,000 lives saved. This approach has now been adopted at the federal level across Brazil, and is being scaled to Zacatecas, Mexico, Gurugram, India and Shanghai, China.

In addition, in January 2018, we announced a two-year partnership with the United Nations Institute for Training and Research (UNITAR), with the purpose of making the methodology developed in Brazil available to any local government worldwide. Together in 2019, we launched the Management Practices for Safer Roads Toolkit, in which UNITAR improved our methodology by including its trainings. In January of 2020, we renewed our partnership with UNITAR for two more years at the World Economic Forum (WEF) in Davos, Switzerland, so the methodology could be part of its curriculum in 20 training centers around the world. We have continued to make significant progress on our Road Safety Toolkit with new translations of the toolkit and the introduction of an app.



Mr. Nikhil Seth, United Nations Assistant Secretary-General and Executive Director of UNITAR and our CEO, Carlos Brito, during the signing ceremony in Davos, Switzerland, during January 2020.


Module 3
Application to Road Safety

#togetherforbetter


ZACATECAS
JUNTOS
PARA REDUCIR EL
CONSUMO NOCIVO
DE ALCOHOL
EN 2020

Evolving the AB InBev Foundation

In July 2020 the AB InBev Foundation expanded its scope to focus not only on the reduction of harmful consumption, but also on the support of the broader set of UN SDGs.

In 2020, the Foundation launched the COVID Community Fund to fund multi-stakeholder initiatives to support COVID-19 response and recovery. Also, in partnership with HBSA, the third party evaluator of the Global Smart Drinking Goals (GSDG) initiative, we launched the GSDG Data Library—an independent, external warehouse designed to make all the outcome data sourced in pursuit of the Foundation's programs available to the public.

AB INBEV FOUNDATION

Visit www.gsdgdatalibrary.org to learn more.

AB InBev - Annual report 2020 - 44

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Inclusive Growth:

Together for more resilient communities

Our efforts to build a better world go beyond environmental sustainability. Our success as a business is closely linked to the talents of a diverse workforce, the products and services of small suppliers, the millions of shops, bars and restaurants that serve our products and a diverse consumer base around the world.

We believe that at its core, inclusive growth is about fairness, decency, and long-term sustainability. Our approach to diversity and inclusion, colleague engagement, human rights, smart drinking and workplace safety all highlight our role in helping to build communities that are fairer and stronger.


WE'RE HERE
FOR THE BEER

Our People - Diversity & Inclusion (D&I)

Our ambition

Continue fostering an inclusive workplace so that underrepresented groups across our different markets are not only represented but can succeed in our business.

Our approach

Our company must be an inclusive and diverse workplace where everyone feels they belong no matter their personal characteristics or social identities, such as race and ethnicity, nationality, gender identity, sexual orientation, age, abilities, socioeconomic status, religion and others. Our greatest strength is our people, and we support every individual excelling.

- We strive to be an inclusive workplace with equal opportunity. Everyone at AB InBev should feel comfortable, confident and respected to bring their authentic selves to work every day and to grow at the pace of their talent.
- We aim to make our company as diverse as the communities we serve, enabling us to create solutions with our brands and services to best meet their needs.
- We dream bigger and better when we are together. We promote the diversity of teams and different perspectives that bring innovative ideas to deliver and transform our business.
- As owners, we are all responsible for D&I. D&I must be embedded into how we think, behave and operate. Everyone at our company has the responsibility to champion an equitable workplace and root out discrimination of any kind.



	2020	2019	2018	2017
Number of nationalities represented in our overall workforce	121	123	122	122
Number of nationalities represented in our global headquarters	54	55	54	48
Percent of women in our overall workforce	19%	19%	18%	18%
Percent of women in our salaried workforce	32%	31%	30%	30%
Female representation among our top five leadership levels	24%	22%	20%	19%
Female representation among our top three leadership levels	14%	12%	11%	10%

AB InBev - Annual report 2020 - 45

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world To deliver on our firm and unwavering commitment to meritocracy, an equitable, diverse and inclusive culture is essential. Our D&I strategy focuses on bringing people together for a better world through our people, workplace, marketplace, value chain and communities, because a diverse company is critical to connecting with consumers and driving business performance and innovation. In order to build a more inclusive culture where everyone feels comfortable to speak up, share ideas and take risks, we invited all senior leaders in the company to participate in a psychological safety training. Combined with our continued focus on attracting diverse talent and implementing inclusive policies, such as our Global Domestic Violence Leave Policy that was launched in 2020, we continue our focus on creating greater diversity and providing all colleagues with a fair and equal chance to succeed. We believe in equal pay for equal work. Anheuser-Busch was proud to be the first major brewer to sign the White House Equal Pay Pledge. Following the review of 2018 and 2019 data in the United States, looking at both gender (women compared to men) and race (minorities compared to non-minorities), and adjusting for variables such as time in position and location, we found no statistically significant 121 number of nationalities represented in our company differences in compensation. We are proud of our work to date, and are expanding this assessment globally.    We are building a culture of diversity and inclusivity During 2020, we launched our Global Diversity and Inclusion Council chaired by our CEO. The D&I Council is dedicated to collaborating on high impact decisions and championing D&I at the highest levels of the organization. In addition, each of our zones has implemented local D&I councils comprised of senior leadership. Empowering and advancing women in our workplace One way we are helping to amplify diverse perspectives is by empowering women in the workplace. We are working to diversify our talent pool through our Global Management Trainee (GMT) Program and Global Management Business Administration (GMBA) program. In 2020, our GMT class was made up of 52% women and 48% men, including participants from 29 nationalities and 120 schools. Our 2020 GMBA class was made up of 52% women and 48% men, including participants from 11 different nationalities and 19 business schools.This year marked the launch of our first Global Women’s Executive Leadership Program for 48 senior women leaders in the company. The 8-month immersive, highly personalized program was designed to drive real impact in the career outcomes of women in our company and accelerate our progress on women’s representation.    We invested in the development of an additional 150 women leaders across 18 countries with the BetterUp Coaching program. The program launched in April 2020 to provide coaching and support amidst the COVID-19 pandemic with 1:1 personalized coaching and access to specialists giving on demand support on topics such as remote work, stress management and work/life balance.Additionally, in January 2020, we published a global thought leadership report in partnership with Business Fights Poverty, CARE USA and Stanford University VMware Women’s Leadership Innovation Lab on Engaging Men as Allies for Gender Equality. The study explores how businesses and organizations have a unique opportunity to positively influence gender norms at scale and advance gender equality across the value chain by effectively engaging men as allies.We are committed to a better world for allEvents of the past year have brought to light the sadness, pain and frustration felt by many because of long-standing racial inequality and social injustice. Throughout this time, and always, we stand with our colleagues and our communities, especially our black colleagues, customers and

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world consumers. While no one has all the answers to combat racism and inequality, we have the ability to use our platform and influence to inspire change. We know it takes hard work and time, and we are committed to accelerating our progress, listening and learning to our people, partners and communities. Some of our initiatives to date are: In the US we: • Established the Natalie Johnson Scholarship in partnership with Budweiser, Dwayne Wade and the UNCF to increase the diversity of the beer industry. • Contributed over 2.4 million USD in 2020 in support of community organizations that champion civil rights and economic opportunity for underrepresented communities. • Launched a Leadership Accelerator program aimed at early-career talent from underrepresented groups. In Brazil we: • Created a committee with renowned black professionals in the market and Ambev leaders to help expand representation and raise awareness in Ambev. • Increased the number of interns invited to Representa, an internship program giving young talent access to scholarships, mentoring and business courses, plus psychological, legal and financial support. We know there is more work to be done, more conversations to be had and more listening to do in order to ensure the actions we take are meaningful. Our better world commitment is a commitment to play our part in building a better world not just for some, but for everyone. Our People—Well-being Our ambition Foster workplaces to support the well-being of our colleagues and enable them to thrive Our approach Colleague well-being is critical to our business and is a key component of our overall benefits strategy as it has significant impact on talent attraction and retention, engagement and cultural adaptability. We aim to foster an environment in which colleagues are able to be proactive in their own well-being and develop mindsets and behaviors to support them in navigating challenging times. We also work to enable professional communities within our company to collaboratively support each other’s health and well-being. We seek to contribute to improved colleague perception of value through enhanced engagement and connectivity to the company. Finally, we use a multi-pronged communications strategy to raise awareness and understanding of company-provided well-being programs. Virtual happy hours created opportunities to come together, celebrate, learn and have fun. They also helped us mark important events, with themed gatherings dedicated to Global Beer Responsible Day where we engaged our no- and low- alcohol beer brands and Pride Month where we celebrated the LGBTQ+ community. On International Beer Day, we organized an online experience that celebrated beers from all around the world through entertaining talks, beer education, tasting, music and more. This year we rolled out our Global Well-being Framework to all our zones, establishing four pillars of well-being: physical, behavioral, financial and social. The framework and its pillars underscore the recognition that our people grow and thrive in an environment where they are challenged to be their best selves, empowered to make decisions and feel. Offering digital trainings and expanded resources for our people To provide support to our colleagues during a year of unprecedented challenge, we introduced weekly pulse surveying to listen and respond quickly to feedback. As a result, we hosted webinars and provided resources on critical topics including how to successfully work remotely, navigating uncertainty, parenting during COVID-19, stress management and more. To promote connectivity even when far apart, we facilitated virtual town halls and happy hours. We also pivoted our unconscious bias training prior to annual performance reviews to help our managers build situational awareness and recognize potential biases that may occur during the pandemic. Supporting the well-being of our colleagues In 2020, we introduced a new Global Domestic Violence Leave Policy to create a more inclusive and safe work environment for colleagues who are victims of physical, sexual or psychological violence and abuse. This policy makes it easier for our people to confidentially report and seek support when experiencing or recovering from domestic violence taking place inside or outside the workplace. [Graphic Appears Here]

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

The aim is to help colleagues to safely stay in their jobs and progress in their careers by providing support where possible such as temporary adjustments to work tasks, flexible working hours, paid leave, and referrals to specialists and counseling.

Maintaining engagement

To help foster a culture of ownership and increase colleague satisfaction, we place a strong emphasis on engagement. Every year we use surveys to measure engagement and identify gaps where we can improve. In 2020, our colleagues' satisfaction and sense of pride in working at AB InBev remained strong. We are proud to report that we saw a 3 percentage point (pp) increase in our Employee Engagement Index from 2019. It is encouraging to see an increase in all four dimensions of our Global Employee Engagement Index - satisfaction (+1pp), pride (+1pp), commitment (+4pp) and advocacy (+4pp).

For the second consecutive year, Willis Towers Watson has designated AB InBev as a High Performance Organization because we achieved both outstanding financial performance and exceptional employee engagement.



Our People - Workplace Safety

Our ambition

Embedding a culture of safety throughout our value chain

Our approach

The health and safety of our colleagues is always our top priority. We work vigorously to achieve high standards of health and safety in our offices, breweries, facilities and throughout our value chain. This year a top priority was on colleague safety and well-being throughout the pandemic. We have implemented precautionary measures to ensure that working environments meet or exceed guidelines from the World Health Organization and local governments. We evaluated best practices and created protocols around personal protective equipment, testing, social distancing, temperature checks and cleaning requirements, then cascaded the approach across our zones.

We are committed to a safe return to the workplace

At the outset of the pandemic, we created a Global Return to Workplace team that worked across zones to allow for the safe and effective reopening of our office environments, breweries, distribution centers and other facilities, while staying true to our commitment to put our people first.

We established global guidelines for returning to the workplace, including adhering to the guidance of local governments and health departments, limiting the number of colleagues at each location, and providing trainings to follow safety procedures when on site. We recognize that during 2020, the pandemic impacted our workforce in difference ways and our people have had different needs and concerns. We have therefore adopted flexible work options when possible in response to the changing and varied local circumstances.

2020 Willis Towers Watson High Performance Organization



Our teams worked closely across the world to support our people as they returned to work. Notice periods were given to prepare for returning to the workplace, with a gradual and staggered approach. Each location took site-specific actions including security measures, social distancing signage, tools for hand sanitation and access to PPE such as masks and testing. As the situation continues to evolve, we remain committed to a safe and flexible return to work plan.

We continue to build a culture of safety

Despite the COVID-19 challenges, we remained focused on other safety priorities such as a global electrical safety program, violence prevention programs and road safety programs. We pivoted

"The COVID-19 pandemic has proved to me that AB InBev genuinely considers its people as the foundation of the business. The availability of PPE and how the business ensured every colleague and visitor adhere to the COVID-19 safety protocols is commendable."

Solomon Kru Agyeman, Distribution Controller, Business Unit West Africa

AB InBev - Annual report 2020 - 48

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

"We never compromise on safety; our colleagues' safety is always a priority across functions. This solution can scale and help us create global safety products that address common issues across zones"

Santiago Duarte,
VP Global Solutions Tech Supply & Logistics

our in-person trainings and site visits to virtual visits and audits to continue supporting our zone and global safety teams.

We rolled out technology pilots to help keep our people safe, including a forklift-pedestrian collision prevention system and telemetry on our trucks. We utilized Artificial Intelligence to increase safety in our breweries and warehouses. By leveraging existing infrastructure in our facilities including cameras, we used smart intelligence to support safety hazards awareness.

Increasing road safety for our colleagues & communities

With a fleet and colleagues and their families on the road around the world, road safety continues to be a priority for our company. More than ever, we believe our company has a unique opportunity to improve road safety and make a significant positive impact on our communities. We share the ambition of the UN Sustainable Development Goals (SDGs) of reducing the road traffic injuries and deaths by 50% by 2030. To that end, in January 2020, we renewed our partnership with the United Nations Institute for Training and Research (UNITAR). For more on our work with UNITAR, see page 44.

Assessing our metrics

This year we observed a 47% reduction in Lost Time Injuries (LTIs). These changes can be attributed to our continued focus on rolling out safety initiatives and the impact of COVID-19 in some countries.

We are continuing our programs to prevent Serious Injuries and Fatalities and have reached a milestone of one year without fatalities inside of our facilities. We regret to report 7 occupational fatalities, of which 4 relate to road-safety and 3 were the result of random criminal acts against our employees while performing their work off site. As we look to 2021 and beyond, we will continue our commitment to preventing serious injuries and fatalities.

View our health & safety policies



	2020	2019
Lost Time Injuries (LTIs)		
Supply Employees	68[A]	98[A]
Second Tier/ Sales Employees	125[A]	208[A]
Contractors (All)	110	262
Total Recordable Injuries (TRIs)		
Supply Employees (Own)	259[A]	315[A]
Second Tier/ Sales Employees	729	1,177
Fatalities*		
Supply Employees	0[A]	1[A]
Second Tier/ Sales Employees	4[A]	1[A]
Contractors (All)	3[A]	5[A]

Ⓐ **Assured Metric**
(please refer to External Assurance Report on page 55)

*Fatalities data do not include commuting and community related fatalities as per AB InBev's reporting definitions. The table also does not include road fatalities of contractors which are fully managed by the contracted firm/company.

Lost Time Injuries (LTIs)
Occupational injury resulting in more than one-day absence from work.

Total Recordable Injuries
LTIs + modified duty injuries + medical treatment injuries.

Supply Employees
Brewery and manufacturing facility employees, including first-tier logistics.

Second Tier/Sales Employees
Second-tier logistics, sales, Zone and global corporate employees.

Commuting Fatality
An incident that occurs while coming to work or going home resulting in a fatality to our employee(s).

Community Fatalities
Fatalities that occur to people outside of our operation in the course of doing business.




AB InBev
START TAKING #ROADSAFETY
ACTION TODAY

"[The app] serves as a substantive contribution to advance our shared goal of making cities safe, resilient and sustainable. The Agenda 2030 reminds us of the urgency to provide access to safe, affordable, accessible and sustainable transport systems for all, improving road safety, with special attention to the needs of those in vulnerable situations, women, children, persons with disabilities and older persons (SDG 11.2)."

Dr. Deisi Kusztra, Member of UNITAR's Board of Trustees and President of the World Family Organization

AB InBev - Annual report 2020 - 49

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Our Value Chain – Human Rights across our Value Chain Our ambition Respect human rights in our operations and across our value chain. Our approach We believe that respecting human rights is fundamental to creating healthy, thriving communities as reflected in the United Nations Guiding Principles on Business and Human Rights. In 2020, a people-first approach was as important as ever. Our teams worked with smallholders and waste collectors to raise awareness of COVID-19 and provide sanitizers, hand-washing stations and food packages. Strengthening our human rights work in agriculture We work directly with over 20,000 farmers to evolve and strengthen our work in agriculture. We worked with Sustainable Food Lab to create a framework to help us understand the needs of our farmers and impact of our programs. We are building on that framework with other NGO partners, such as CARE, to better meet the needs of our many women-led farms. In Brazil, we continued working to understand our sugar supply chain, piloting a virtual assessment model with two mills. We also participated in a research project with Partner Africa and &Wider to understand the human rights impacts of workers in African supply chains. In North America, we focused on people safety in the farms, creating safety checklists and training materials and building local partnerships. In India, our teams partnered with a skills organization to provide farm safety training and women’s empowerment programs. Supporting our circular packaging partners To support our informal waste collectors directly, we launched several community-based initiatives such as Manja Pamodzi in Zambia, which reduces consumer packaging waste and improves sanitation and hygiene, and the Return Home Project in Colombia. We are working with Oxfam GB to create a social impact framework for our circular packaging programs that work with informal waste collectors and small businesses to help us better understand our collectors’ needs and challenges. Improving purchasing practices for our suppliers Since 2017, we have improved our payment processes. For example, in Africa, our teams developed a new chatbot platform called MOYO – heart in Swahili – which reflects that we see our suppliers as the heart of our business. MOYO makes it easier for suppliers to use our systems and provides greater visibility into our processes. Our teams in China and Latin America have also developed tools to better support our suppliers.    A relentless commitment to respecting human rights We first piloted our cross-functional human rights due diligence approach in India in 2019. In 2020, we reviewed opportunities to improve the approach and expand its rollout, strengthening our zone engagement and the governance around action planning. In addition, we used the opportunity of teams working remotely in 2020 to pivot to a virtual An example of this commitment is a situation in one of our operations in India that was successfully and amicably resolved through our voluntary participation in mediation in compliance with OECD guidelines.     model, which we tested in Nigeria and Uganda. We believe moving to a virtual model allows greater engagement across diverse teams and will accelerate our human rights due diligence efforts across the business.    Partnering with experts to increase our impact We joined the Shift Business Learning Program, where companies across a wide range of sectors share best practices. We also worked with Landesa to pilot our land rights due diligence approach for renewable energy projects. We are a longstanding member of AIM-Progress, a global forum that aims to enable and promote responsible sourcing practices, and a founding member of the Centre for Sports and Human Rights. Additionally, to raise awareness of human rights issues in value chains, we developed a free interactive training program in partnership with the World Economic Forum, the International Organization of Employers (IOE) and Labyrinth Training. AB InBev—Annual report 2020—50

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Our Value Chain - Entrepreneurship

Our ambition

Empowering small businesses and entrepreneurs across our value chain to help ensure their success.

Our approach

Across our distribution chain, we engage every day with millions of retail customers who play a critical role for our business as an important point of connection with our consumers. These same small businesses and entrepreneurs play a critical role in economic development and are an important source of incomes and livelihoods in their local communities. To help support these communities around the world, we are working to provide support to retailers, farmers, suppliers and recycling collectors across our value chain through multiple initiatives.

Helping customers and retailers overcome lockdown challenges

With widespread lockdowns, we supported our bar, pub, restaurant and small retailer customers through a variety of efforts. We offered e-commerce platforms including "Save Pub Life" in Europe and Bud Light's "Open for Takeout" in the US, and Tienda Cerca in Middle America. In total, our programs helped our small retail partners get back on their feet in more than 20 countries.


HELP US
Save PUB LiFe
THIS FATHERS DAY


OPEN
For Takeout
BUD LIGHT



Using technology to empower our farmers

To empower and protect smallholder farmers in our value chain, we utilize BanQu, a member of our 100+ Accelerator and the world's first non-cryptocurrency blockchain platform. BanQu gives an economic identity to farmers by recording purchasing and sales data and offering digital payments, reducing cash transactions to lower risk. In 2020 we extended the capabilities of BanQu in Uganda and Zambia through connections with local banks and payment systems, and rolled out BanQu technology to smallholders in Brazil and Tanzania. We also worked with OKO, a startup from our second 100+ Accelerator cohort, to pilot a program that offered insurance to our crop farmers in Uganda and provided critical financial compensation after excessive rainfall in the region.


TIENDA CERCA.PE
DE LA ESQUINA A TU PUERTA
Transforma tu negocio y vende más!

20+

in total, our programs helped small retail partners in more than 20 countries

AB InBev - Annual report 2020 - 51

Letter to our shareholders | Responding with resilience | Highlights | Profile | Executing for growth | Reflecting on performance | Transforming for the future | Commitment to a better world

Acting with integrity

We are committed to promoting and maintaining the highest standards of ethical behavior and transparency. This guides everything that we do, and serves as our foundation for building a company to last. We established ethical rules, internal codes and policies to reinforce this commitment. Our Code of Business Conduct sets out the ethical standards to which all colleagues around the world are expected to adhere and provides governance for interactions with third parties. It requires colleagues to comply with all laws, disclose any relevant conflicts of interests, to act in the best interests of the company, and to conduct all dealings in an honest and ethical manner. It covers confidentiality of information, limits on gifts and entertainment, and the appropriate use of the company's property. The Code of Business Conduct includes the Global Anti-Corruption, Human Rights, Anti-Harassment and Anti-Discrimination, and Conflict of Interest Policies. The Digital Ethics Policy also contains our data privacy compliance program.

Launching initiatives to promote our digital ethics processes

As our digital transformation and innovation projects continue to advance, we are taking an active approach to ensure that we are being responsible, setting standards and managing risks. Our cross-functional Ethics & Compliance and Cyber Security community of practice has spearheaded several initiatives to manage security and privacy risk during the pandemic and more broadly around the digitization of the company. Our digital ethics processes have been improved to enable swift identification, management and remediation of risks.

Evolving our approach

The acceleration of digital transformation presents huge opportunities for business, it also present new risks. To help mitigate this, we focus on data processing activities and ensure privacy by design as we improve ways of working with key areas of our business.

We are collaborating to build influence

We embrace a strong compliance community that includes regulators, international organizations, in-house compliance professionals, service providers and innovators. This year we launched a number of successful collaboration projects. For example, we collaborated with Labyrinth Training, World Economic Forum (WEF), International Labor Organization (ILO) and International Organization of Employers (IOE) to produce a novel supply chain ethics training that we made publicly available for no cost, which has received accolades from the community.

We also organized a number of "compliance open-house" sessions for the public, and invited senior representatives from regulators in the US, Panama, Colombia and Ecuador to discuss key compliance topics. These sessions promoted better trust between the business community and regulators and provided opportunities to share best practices.

Our award-winning compliance data analytics platform, BrewRIGHT, works to aggregate, standardize and visualize company systems to identify, detect and prevent fraud and corruption within our operations. With BrewRIGHT, we have established our position as a leader in the integration of data analytics and machine learning in compliance and risk management. We are now expanding our innovation to a compliance consortium. At the World Economic Forum Annual Meeting in Davos in 2020, our CEO Carlos Brito announced that we will be leveraging this cutting edge compliance technology to help start a Compliance Analytics Consortium (C2C – Compliance to Compliance) for leading companies to securely share business information to power advanced learning models, promote compliance and combat fraud and corruption. We are partnering with leading technology, pharmaceutical, legal and accounting partners to design a pilot program to demonstrate our ground-breaking technological capability to train useful compliance models without sharing any underlying data. This technology and thought leadership has the potential to change the compliance industry.

"Despite the distance [during the pandemic], we have been closer to the business to meet its needs and that of consumers, turning the concept of resilience into a more present reality."

Jaime Munoz, Compliance Director, Middle Americas Zone

Responding to challenges presented by the COVID-19 pandemic

In 2020, our Ethics & Compliance team supported global and local operation in the design and implementation of numerous pandemic response initiatives. To help facilitate a safe return to the workplace, we worked within privacy regulations to collect information from colleagues to assess the risk of COVID-19 exposure and developed technologies to trace potential contacts with contaminated individuals. As our teams launched initiatives that allowed the public to support restaurants and bars through websites and apps, we developed toolkits for each local website in order to provide necessary privacy and compliance information.

"Our cutting-edge BrewRIGHT platform harnesses data analytics, artificial intelligence and the insights of our ethics and compliance team."

Katherine Barrett, General Counsel

Celebrating our successes

We are proud of our Ethics and Compliance team's awards and recognitions from 2020:

- Our legal team won a Financial Times Innovative Lawyers award for Standout Innovation.
- Matt Galvin, Global VP of Ethics and Compliance, was recognized as a "Compliance Innovator of the Year" by Compliance Week, named a 2020 Innovation Award Winner in the New York Law Journal and was chosen to represent AB InBev in the Organization for Economic Corporation and Development (OECD) as the Vice Chair, Anti-Corruption Committee.
- Rodrigo Cunha, Global Director of Digital Ethics, was nominated in April for Global Investigations Review "40 under 40"—a listing of a leading young investigations specialists from around the world.
- Our Data Privacy Compliance Program was shortlisted in the "Excellence in Compliance Awards".

FT INNOVATIVE LAWYERS2020

AB InBev - Annual report 2020 - 52

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Report scope This report provides information about the progress towards our 2025 Sustainability Goals and Global Smart Drinking Goals and covers relevant and significant environmental, social and governance topics for the 2020 calendar year, complementing our 2020 Annual Report. This chapter, along with the sections on Dream-People-Culture, Commitment to a Better World and Acting with Integrity on pages 18 and 32 to 52, as well as the risks on environmental, social, personnel, human rights and anti-bribery matters that are described in the Risks and Uncertainties section of the Management Report section of the 2020 Annual Report, have been established in accordance with the law of September 3, 2017 implementing Directive 2014/95/EU of October 22, 2014 amending Directive 2013/34/ EU regarding disclosure of non- financial and diversity information by certain large undertakings and groups. Together, they form the nonfinancial statement required under the referred law and include an overview of our environmental, social and personnel related matters, as well as human rights and anti-bribery matters. Some of the SDGs in relation to our goals refer to Improved Healthcare, Clean Water and Sanitation, Renewable Energy, Renewable Waste generation, Reduction in GHG Emissions and energy consumption, among others. Alongside our environmental sustainability, information on Smart Drinking and Road Safety, Workplace Safety, and Business Ethics can be found on pages 41, 44, 48 and 52 of this report. These sections are intended to provide updates to stakeholders, including investors, employees, governments, NGOs, costumers, and consumers in countries where we operate. AB InBev prepared the 2020 report (these chapters and website) using the Global Reporting Initiative’s (GRI) Standards as a guide. To help determine the content developed, a materiality assessment was conducted, which helped identify the key issues that are of most importance to our stakeholders and our company. More information on our materiality assessment and GRI Index for this year’s report can be found in the ESG report. Our 2025 Sustainability Goals and overall sustainability agenda align with several of the UN Sustainable Development Goals (SDGs) established by the United Nations in 2015. Activities throughout our operations and supply chain are aligned to the metrics that are considered the most material to our business and critical to our stakeholders. We are focused on areas where we can make the most significant positive impact. The data and stories presented in this report were gathered and verified with the assistance of content owners across all functions and geographic zones. AB InBev has established processes to ensure accurate and consistent reporting of Smart Drinking KPIs, 2025 Sustainability Goals, and Safety performance data, as well as key performance indicators (KPIs). In the Assurance Report of the Independent Auditor (page 55), and in key places along the report, we have identified which metrics have been externally assured by KPMG. Financial information included has also been audited by PricewaterhouseCoopers (PwC). Environmental data from newly acquired operations are excluded from the running cycle. These facilities will be included in future reporting. Safety data is immediately tracked and monitored for all sites and included unless otherwise stated in text or footnotes. For all environmental and safety data, divestitures and closures are removed from the scope for the reporting year, but prior years are not adjusted. End of year Incident data in this report is captured in mid-January of the following year and validated based on information from that point in time. Injuries may develop and change status based on further medical diagnosis, treatment, and incident management. This is a consistent practice to enable accurate year-over-year data comparison of a single point in time. Subsequent changes to the injury classification in the years following the reporting year are not taken into account for current year’s reporting purposes nor in the comparative data of prior years. Global goals on water, energy purchased, and GHG emissions presented in this Annual Report, as well as KPIs such as energy usage, include AB InBev’s wholly owned operations unless stated otherwise in text or footnotes. Energy usage and purchased excludes the energy exported to third parties and certain projects under construction. The excluded energy use and purchase does not reflect the amount of energy used in our beer brewing processes. For 2020, renewable electricity is reported by two metrics: operational electricity and contracted electricity. Our primary strategy is to help fund new build renewable electricity projects, and as these can take time to build, we believe it is important to report both metrics. The contracted electricity metric tracks the commitments we have already made to our 100% renewable electricity goal, while our AB InBev—Annual report 2020—53

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world operational electricity measures our actual annual realization.    For recycled content calculation, a weighted average of recycled content is calculated based on purchases for each supplier and recycled content in the material. Our packaging goal applies to our primary packaging which represents more than 85% of our total packaging volume by weight globally, though our work in circularity extends to secondary packaging and post-consumer waste. For packaging that is not returnable—namely oneway glass bottles, aluminum cans and polyethylene terephthalate (PET) bottles—we are committed to reaching a minimum of 50% recycled content. Data on recycled content percentage is provided by suppliers and tracked on a regular basis. Packaging purchases are derived from AB InBev’s owned procurement system. In 2019 we started with suppliers’ audits to further assess reliability of the recycled content data. In 2020, while we were not able to complete planned visits due to COVID-19, we were still able to engage with suppliers virtually, discussing their KPIs, measurements and main projects to enable improving Recycled Content. We were able to run several engagements across different zones and categories, and we collect data from our suppliers to calculate our recycled content progress. Our aim in 2021 is to be able to resume our suppliers’ audits once our internal audit plan has been approved. In the scope of our reported Sustainability goals, both our beverage and vertical operations are included in addition to our Scope 3 emissions regarding information beyond our operations and that impact our supply chain with exception of the KPIs on energy and water usage and the KPI on Scope 1+2 emissions per hectoliter of production (in kg CO /hl), as the relative KPI regarding scope 1 and 2 emissions 2 also excludes vertical operations. Our beverage and vertical operations, including malting and packaging facilities, use our Voyager Plant Optimization (VPO) global management system. This data is reported annually to CDP. Specific data tables contain footnotes for additional data. Scope 3 emissions are estimated values based on a mix of own and third party data and total percentage follows the Science Based Target Initiative, where at least 66% of emissions are to be included in target scope. Approximately 50% of Scope 3 data is own data and data provided by suppliers via the CDP. CDP data is used to calculate supplier-based emissions of raw and packaging materials used in the manufacturing of beer. A hybrid approach, that has been validated by the Science Based Target Initiative and the Carbon Disclosure Project, is used which entails a mix of own data, supplier data, and market estimates. Scope 3 includes the following out of the 15 categories: Purchased Goods and Services, Upstream and Downstream Distribution, Use of Product (Product Cooling including on and off premise but excluding home cooling), and End of Life. Categories excluded include: Capital Goods, Waste generated in operations (more than 98% of waste generated is recycled), Business Travel, Employee Commuting, Upstream and Downstream leased assets, Processing of sold products, Franchises, Investments. These categories represent approximately less than 20% of total Scope 3 emissions. This report contains forward-looking statements regarding estimations into the future. These generally include words and/ or phrases such as “will likely result”, “aims to”, “will continue”, “is anticipated”, “it is estimated”, “anticipate”, “estimate”, “project”, “result”, “is predicted”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential”, or other similar expressions. These statements are subject to uncertainties. Actual results may differ from those stated in this report due to, but not limited, impact to climate change, water stress, financial distress, negative publicity, our availability to hire and/or retain the best talent, emerging regulations, and reputation of our brands, the ability to make acquisitions and/or divest divisions, access to capital, volatility in the stock market, exposure to litigation, and other associated risks not mentioned as well as risks identified in our Form 20-F filed with the US Securities and Exchange Commission. Additional information about AB InBev’s climate and water risks, management and performance of such is available through CDP.AB InBev—Annual report 2020—54

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world Limited Assurance report of the Independent Auditor To the readers of the Anheuser-Busch InBev 2020 Annual Report Introduction We were engaged to provide limited assurance on the following information in the Anheuser-Busch InBev 2020 Annual Report (hereafter ‘the Selected Information’) of Anheuser-Busch InBev SA/NV (hereafter ‘AB InBev’) based in Leuven, Belgium: • Water Use by Hectoliter of Production and Total Water Use (page 33) • Total Energy purchased and Energy purchased per Hectoliter of Production (page 33) • Percentage of purchased (operational) electricity from renewable sources (page 33) • Percentage of contracted electricity from renewable sources (page 33) • Total Direct and Indirect GHG Emissions and GHG Emissions per Hectoliter of Production (page 33) • Total GHG Emissions (Scope 1, 2 and 3 Emissions) and total GHG Emissions (scope 1, 2 and 3 Emissions) per Hectoliter of Production (page 33) • Percentage of returnable primary packaging (page 33) • Percentage of recycled content in primary packaging (page 33) • Lost Time Injuries (LTI) – Supply Employees (own), Second Tier and Sales Employees (page 49) • Total Recordable Injuries (TRI) – Supply Employees (own) (page 49) • Fatalities (page 49) The information reviewed as part of our limited assurance engagement has been indicated throughout â’¶ the 2020 Annual Report with the symbol ‘ ’. Conclusion Based on our procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the Selected Information is not prepared, in all material respects, in accordance with the applied reporting criteria as disclosed in the section ‘Report Scope’ on page 53 in the 2020 Annual Report.    Basis for our conclusion We have performed our review on the Selected Information in accordance with the International Standard on Assurance Engagements (ISAE) 3000: “Assurance Engagements other than Audits or Reviews of Historical Financial Information”, issued by the International Auditing and Assurance Standards Board. This review engagement is aimed at obtaining a limited level of assurance. Our responsibilities under this standard are further described in the section ‘Our responsibilities for the review of the Selected Information’ of our report. Our conclusion has been formed on the basis of, and is subject to, the matters outlined in this report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Scope of the group review AB InBev is the parent company of a group of entities. The Selected Information incorporates the consolidated information of this group of entities as disclosed in the section ‘Report Scope’ on page 53 in the 2020 Annual Report. Our group review procedures consisted of both review procedures at corporate (consolidated) level and at site level. Our selection of sites in scope of our review procedures is primarily based on the site’s individual contribution to the consolidated information. Furthermore, our selection of sites considered relevant reporting risks and geographical spread. By performing our procedures at site level, together with additional procedures at corporate level, we have been able to obtain sufficient and appropriate evidence about the group’s reported information to provide a basis for our conclusion on the Selected Information. Responsibilities of the Board of Directors for the Selected Information The Board of Directors of AB InBev is responsible for the preparation of the Selected Information in accordance with the applied reporting criteria as described in the section ‘Report Scope’ on page 53 in the 2020 Annual Report, including the identification of stakeholders and the definition of material matters. The choices made by the Board of Directors of AB InBev regarding the scope of the information in the 2020 Annual Report and the reporting policy are summarized in the section ‘Report Scope’ on page 53 in the 2020 Annual Report. The Board of Directors is also responsible for such internal control as the Board of Directors determines is necessary to enable the preparation of the Selected Information that is free from material misstatement, whether due to fraud or error. Our responsibilities for the review of the Selected Information Our responsibility is to carry out a limited assurance engagement and to express a conclusion based on the work performed. We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. That Standard requires that we plan and perform the engagement to obtain limited assurance about whether the Selected Information is free from material misstatement. Procedures performed in an assurance engagement to obtain a limited level of assurance are aimed to determine the plausibility of information and are less extensive than a reasonable assurance engagement. The level of assurance obtained in limited assurance engagements is therefore substantially less than the level of assurance obtained in a reasonable assurance engagements. Misstatements can arise from fraud or errors and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of AB InBev—Annual report 2020—55

Letter to our shareholders Responding with resilience Highlights Profile Executing for growth Reflecting on performance Transforming for the future Commitment to a better world the Selected Information. The materiality affects the nature, timing and extent of our review procedures and the evaluation of the effect of identified misstatements on our conclusion. We apply the International Standard on Quality Control 1 and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have complied with the independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. We have exercised professional judgement and have maintained professional scepticism throughout the review, in accordance with the International Standard on Assurance Engagements (ISAE) 3000, ethical requirements and independence requirements. Procedures performed Our limited assurance engagement on the Selected Information consists of making inquiries, primarily of persons responsible for the preparation of the Selected Information, and applying analytical and other evidence gathering procedures, as appropriate. These procedures included, among others: • Identifying areas of the Selected Information where material misstatements are likely to arise, designing and performing limited assurance procedures responsive to those areas, and obtaining assurance evidence that is sufficient and appropriate to provide a basis for our conclusion; • Developing an understanding of internal control relevant to the limited assurance engagement in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of the company’s internal control; • Evaluating the appropriateness of the reporting criteria used and their consistent application, including the reasonableness of estimates made by management and related disclosures to the Selected information; • Interviewing relevant staff responsible for providing the information, for carrying out internal control procedures on the Selected Information and consolidating the data in the 2020 Annual Report; • Remote visits to seven production sites in South-Africa, Brazil, China, the United Kingdom, the United States of America (two sites) and Mexico aimed at, on a local level, validating source data and evaluating the design and implementation of internal control and validation procedures; • Reviewing relevant internal and external documentation, on a limited test basis, in order to determine the reliability of the Selected Information; • Preliminary and final analytical review procedures to confirm our understanding of trends in the Selected Information at site and corporate level. Antwerp, 25 February 2021 KPMG Bedrijfsrevisoren—Réviseurs d’Entreprises Mike Boonen Partner AB InBev—Annual report 2020—56

Corporate Governance Statement

Table of contents

58	-	Introduction

60	-	The Board of Directors

66	-	Chief Executive Officer and Executive Management

66	-	Senior Leadership Team

69	-	Internal Control and Risk Management Systems

70	-	Shareholders’ structure

72	-	Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007

77	-	Remuneration

AB InBev - Annual report 2020 - 57

1. Introduction

1.1. The Belgian Code on Corporate Governance

The corporate governance practices of Anheuser-Busch InBev are reflected in its Corporate Governance Charter, which is available on https://www.ab-inbev.com/investors/corporate-governance/corporate-governance-documents.html. The Charter is regularly updated.

Anheuser-Busch InBev is a company incorporated under Belgian law with a primary listing on Euronext Brussels (Euronext: ABI) and with secondary listings on the Mexico Stock Exchange (MEXBOL: ANB) and the Johannesburg Stock Exchange (JSE: ANH) (ISIN: BE0974293251) and with American Depositary Shares (“ADS’s”) listed on the New York Stock Exchange. As a Belgian company with primary listing on Euronext Brussels, Anheuser-Busch InBev adheres to the principles and provisions of the 2020 Belgian Corporate Governance Code (www.corporategovernancecommittee.be) (“the Corporate Governance Code”), taking into account its specific status as a multinational group with secondary listings in Mexico and Johannesburg and with ADS’s listed in New York.

In line with AB InBev’s specific shareholding structure and the global nature of its operations, the company has departed in 2020 from the following soft-law principles of the Corporate Governance Code:

Principle 4.19 of the Corporate Governance Code: “the Board should set up a nomination committee with the majority of its members comprising independent non-executive board members” - The Board of Directors appoints the chairman and members of the Nomination Committee from among the directors. As the committee is composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this committee achieves the Code’s aim.

Principle 7.6 of the Corporate Governance Code: “A non-executive board member should receive part of their remuneration in the form of shares in the company. These shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award. However, no stock options should be granted to non-executive board members” - The share-based component of the directors’ remuneration is paid under the form of Restricted Stock Units. Such Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of the delivery and one year after the date of departure of the relevant director. However, the Board considers that the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of Principle 7.6 of the Code.

1.2. New York Stock Exchange Listing

Further to the New York Stock Exchange listing of American Depositary Shares (“ADS’s”) representing ordinary shares of AB InBev, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers are applicable to the company. AB InBev has also registered under the US Securities and Exchange Act of 1934, as amended. As a result, it is also subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance.

1.3. Specific Corporate Governance initiatives

1.3.1. Fostering ethical conduct

The Board of Directors and management of AB InBev are committed to promoting and maintaining the highest standards of ethical behavior and transparency. This guides everything that AB InBev does as an organization, and serves as its foundation for building a company to last.

AB InBev has established ethical rules and internal codes and policies to reinforce this commitment. The Code of Business Conduct sets out the ethical standards to which all colleagues around the world are expected to adhere and provides governance for interactions with third parties. It requires colleagues to comply with all laws, disclose any relevant conflicts of interests, to act at all times in the best interests of the company, and to conduct all dealings in an honest and ethical manner. It covers confidentiality of information, limits on the offering or acceptance of gifts or entertainment, and the appropriate use of the company’s property. The Code of Business Conduct includes policies which define colleagues’ responsibilities and expected behavior, and includes the Global Anti-Corruption, Human Rights, Anti-Harassment and Anti-Discrimination, and Conflict of Interest Policies. As an example, the Global Anti-Corruption Policy states that AB InBev’s employees are strictly prohibited from, either directly or indirectly, giving, offering, promising, or authorizing anything of value, to anyone with the intent to exert improper influence or inducement, secure an improper commercial advantage for the company, or serve as a reward for past improper conduct. AB InBev’s Digital Ethics Policy also contains its data privacy compliance program.

In line with this commitment to integrity, AB InBev encourages its colleagues and third parties to speak up through a global whistle-blowing system. This system allows for a simple, secure, confidential and, if desired, anonymous manner to raise concerns or report actual or suspected violations of law or policies. The company also uses technology and its BrewRIGHT analytics system to proactively monitor for risk and potential violations of policy.

1.3.2. Demonstrating commitment to shareholder communication

AB InBev is committed to creating value for its shareholders. The company encourages its shareholders to take an active interest in the company. In support of this objective, it provides quality information, in a timely fashion, through a variety of communication tools. These include annual reports, half-yearly reports, quarterly statements, financial results announcements, briefings, and a section that is dedicated to investors on the AB InBev website (www.ab-inbev.com/investors.html).

AB InBev - Annual report 2020 - 58

AB InBev recognizes that a commitment to disclosure builds trust and confidence with shareholders and the public in general. The company adopted a Disclosure Manual to demonstrate its commitment to best practices in transparency. This manual is designed to ensure that there is full, consistent and timely disclosure of company activities.

1.3.3. Upholding shareholder rights

Prior to the annual shareholders’ meeting, shareholders are invited to submit any questions they have for the Chairman or the CEO for discussion during the meeting.

The agenda for the shareholders’ meeting and all related documents are also posted on the AB InBev website at least 30 days in advance of any shareholders’ meeting. Shareholders have the right to vote on various resolutions related to company matters. If they are unable to attend a meeting, they can submit their votes by mail or appoint a proxy. Minutes of the meetings and results of the votes are posted on the AB InBev website shortly after the meeting (www.ab-inbev.com/investors/corporate-governance/shareholder-meetings.html).

In light of the Covid-19 pandemic, the annual shareholders’ meeting held on 3 June 2020, by exception, took place without physical attendance of shareholders, in accordance with the Belgian royal decree n°4 of 9 April 2020. Shareholders were offered the possibility to submit questions in writing and to participate by mail in advance of the meeting or by giving a proxy to a person designated by the company. The meeting was recorded and an audiocast is accessible on the AB InBev corporate website.

The convening notice to the upcoming annual shareholders’ meeting to be held on 28 April 2021 will be published on 26 March 2021 and will contain further information on the format of the meeting and modalities to participate. In light of the continuing Covid-19 pandemic, the company will be guided by health and safety concerns and the measures and recommendations made by public authorities in Europe and Belgium.

1.3.4. Preventing the abuse of inside information

The company’s Code of Dealing is applicable to all members of the Board of Directors and to all employees. The Code of Dealing aims to prevent the abuse of inside information, especially in periods leading up to an announcement of financial results or leading up to price-sensitive events or decisions.

The Code of Dealing prohibits dealing in the company’s securities during any closed period, e.g. a period of 30 days preceding any results announcement of the company. In addition, before dealing in any securities of the company, the members of the Board of Directors and members of senior management must obtain clearance from a Clearance Committee.

Compliance with the Code of Dealing is reinforced and monitored through the company’s Compliance Program.

In accordance with EU Regulation 596/2014 on market abuse (MAR), the company establishes lists of insiders when required. In addition, pursuant to the same regulation, (i) members of the Executive Committee (ExCom) and (ii) members of the Board of Directors notify their trades (above a 5,000 Euro yearly threshold) to the company and to the Belgian Financial Services and Markets Authority (FSMA), which publishes these notifications on its website.

1.3.5. Corporate Social Responsibility

AB InBev’s Purpose is bringing people together for a better world. Corporate Social Responsibility and sustainability are central to the company’s culture and embedded in the way it does business.

We are building a company to last, brewing beer and building brands that will continue to bring people together for the next 100 years and beyond.

In accordance with article 3:6, §4 and article 3:32, §2 of the Belgian Code of Companies and Associations (the Belgian Companies Code), which implement Directive 2014/95/EU of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups, AB InBev has included in this Annual Report a non-financial statement reporting on corporate social responsibility matters.

1.3.6. Diversity & Inclusion

The company strives to make AB InBev a community where everyone feels included and respected. The company believes that a diverse team improves the quality of decision-making, and ultimately improves overall performance.

Diversity and inclusion (D&I) is a global priority for AB InBev’s Senior Leadership Team (SLT), as they are important enablers of the success of the company and its people. In 2020 AB InBev launched a Global Diversity & Inclusion Council that is chaired by the CEO and includes a diverse group of representative leaders from zones and functions. The Council is dedicated to collaborating on high impact decisions and championing D&I at the highest levels of the organization.

The company believes that its greatest strength is its diverse team of people and that its people should feel comfortable being their authentic selves at work every day, regardless of their personal characteristics or social identities, such as race and ethnicity, nationality, gender, identity, sexual orientation, age, abilities, socioeconomic status, religion or others. A diverse and inclusive workforce better enables the company to understand its equally diverse consumers and stakeholders. This has resulted in AB InBev’s decision to launch a new Global Diversity & Inclusion policy in November 2018 as part of the company’s Global Code of Business Conduct. The Global Diversity & Inclusion policy provides additional guidelines for cultivating and maintaining a diverse and inclusive culture. In addition, we launched our first Global Parental Policy in 2018 and updated our Global Policies on Anti-Harassment, Anti-Discrimination and Human Rights in 2019.

While all of the company’s geographic zones are covered under the global policy, in order to acknowledge that there is no one-size-fits-all approach to diversity and inclusion, each of the zones has the flexibility to adapt the policy locally to include more information relevant to their local markets. We measure colleague sentiment about diversity and inclusion in the company’s annual engagement survey.

AB InBev is proud to have an employee base of 121 nationalities across the business, with 30 nationalities represented on the SLT and the senior management level below. There is one woman out of 18 members on the SLT (compared to one out of 17 last year) and a slight increase in women in the senior management level below compared to last year. AB InBev continues working to promote all aspects of diversity of its senior management team, with a focus on building a diverse talent pipeline, considering the respective skills, education, experience and background. Reference is made to section 4 of this Corporate Governance Statement for a short biography of each of the members of the SLT, including their qualifications and background.

AB InBev - Annual report 2020 - 59

The process for nominating and selecting candidates for the Board of Directors is described in the Corporate Governance Charter of Anheuser-Busch InBev. The company aims to have a balanced and diverse Board primarily considering, among other things, the respective skills, education, experience and background. Currently, five out of 15 Board members are women (same ratio as last year). Reference is made to section 2.1 of this Corporate Governance Statement for a short biography of each of the members of the Board of Directors, including their qualifications and background, as well as for further information on the applicable Belgian legal gender diversity requirements.

2. The Board of Directors

2.1. Structure and composition

The Board of Directors currently consists of 15 members, all of whom are non-executives.

The roles and responsibilities of the Board, its composition, structure and organization are described in detail in Anheuser-Busch InBev’s Corporate Governance Charter. This Corporate Governance Charter includes the criteria that directors must satisfy to qualify as independent directors.

Unless the shareholders’ meeting decides on a shorter term, directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, which is renewable. In accordance with article 19.4 (b) of our Articles of Association, Restricted Share Directors are appointed for renewable terms ending at the next ordinary shareholders’ meeting following their appointment.

The appointment and renewal of directors (i) is based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the Articles of Association (e.g., rules regarding number of independent directors and directors appointed upon proposal of the AB InBev Reference Shareholder and the Restricted Shareholders), and (ii) is subject to approval by the shareholders’ meeting.

Pursuant to the Articles of Association, the Board is composed as follows:

•	three directors shall be independent directors appointed by the shareholders’ meeting upon proposal by the Board; and

•

so long as the Stichting Anheuser-Busch InBev (the Reference Shareholder) and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates own, in aggregate, more than 30% of shares with voting rights in the share capital of the company, nine directors shall be appointed by the shareholders’ meeting upon proposal by the Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates; and

•	so long as the holders of Restricted Shares (the Restricted Shareholders) (together with their Affiliates, any of their respective Successors and/or Successors’ Affiliates) own in aggregate:

•

more than 13.5% of the Shares with voting rights in the share capital of the company, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a Restricted Share Director);

•	more than 9% but not more than 13.5% of the Shares with voting rights in the share capital of the company, two Restricted Share Directors will be appointed;

•	more than 4.5% but not more than 9% of the Shares with voting rights in the share capital of the company, one Restricted Share Director will be appointed; and

•

4.5% or less than 4.5% of the Shares with voting rights in the share capital of the company, they will no longer have the right to propose any candidate for appointment as a member of the Board and no Restricted Share Directors will be appointed.

The Articles of Association set out detailed rules regarding the calculation of the company’s share capital owned by the Reference Shareholder and the Restricted Shareholders for the purpose of determining directors’ nomination rights. Affiliates and Successors have the meaning set out in the Articles of Association.

The composition of the Board will be balanced primarily considering the respective skills, education, experience and background of each of the Board members.

According to the Belgian Companies Code, at least one third of the directors will have to be women. As a newly listed company having securities admitted to trade on Euronext Brussels on 11 October 2016, AB InBev will need to comply with this gender diversity requirement as from 1 January 2022. The company is currently already compliant with the requirement. Following the appointment of Ms. Sabine Chalmers, Ms. Xiaozhi Liu and Ms. Cecilia Sicupira as Board members by the annual shareholders’ meeting of 24 April 2019, the number of women on our Board increased from two to five members (out of a total of 15 Board members). AB InBev will continue its efforts towards fostering gender diversity on its Board in the coming years.

At the annual shareholders’ meeting held on 3 June 2020, the mandates of Ms. Michele Burns and Mr. Elio Leoni Sceti, independent directors, were renewed for a term of 4 years. In addition, the mandates of Ms. Maria Asuncion Aramburuzabala, Mr. Alexandre Van Damme, Mr. Grégoire de Spoelberch, Mr. Paul Cornet de Ways Ruart and Mr. Paulo Lemann were renewed for a term of 4 years upon proposal of the AB InBev Reference Shareholder. Likewise, Mr. Roberto Thompson Motta was appointed as successor for Mr. Marcel Telles for a term of 4 years upon proposal of the AB InBev Reference Shareholder.

The mandates of all three Restricted Share Directors, i.e. Messrs. Martin J. Barrington, William F. Gifford and Alejandro Santo Domingo, ended at the annual shareholders’ meeting held on 3 June 2020. In accordance with article 19.4 (b) of our Articles of Association, their mandates were renewed for a one year term ending at the upcoming annual shareholders’ meeting to be held on 28 April 2021.

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The composition of Anheuser-Busch InBev’s Board of Directors at the end of the reporting period is as follows:

Name	Date of birth Nationality	Function	Current Term started	Term expires
Independent Directors

Xiaozhi Liu	°1956, German	Non-Executive Independent director	2019	2023

Michele Burns	°1958, American	Non-Executive Independent director	2020	2024

Elio Leoni Sceti	°1966, Italian	Non-Executive Independent director	2020	2024

Directors upon proposal of the AB InBev Reference Shareholder

Maria Asuncion Aramburuzabala	°1963, Mexican	Non-Executive, Non-Independent director	2020	2024

Paul Cornet de Ways Ruart	°1968, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024

Sabine Chalmers	°1965, American	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2019	2023

Grégoire de Spoelberch	°1966, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024

Alexandre Van Damme	°1962, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024

Claudio Garcia	°1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2019	2023

Paulo Lemann	°1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2020	2024

Cecilia Sicupira	°1981, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2019	2023

Roberto Thompson Motta	°1957, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2020	2024

Directors upon proposal of the Restricted Shareholders (Restricted Share Directors)

Martin J. Barrington	°1953, American	Non-Executive director, nominated by Altria	2020	2021

William F. Gifford	°1970, American	Non-Executive director, nominated by Altria	2020	2021

Alejandro Santo Domingo	°1977, Colombian	Non-Executive director, nominated by Bevco	2020	2021

Ms. Aramburuzabala is a non-executive member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently the chairperson of the Boards of Directors of Tresalia Capital, Abilia, Medistik and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Coty, Consejo Mexicano de Negocios and is an Advisory Board member of ITAM School of Business.

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from The College of Saint Rose with a Bachelor’s Degree in History, and from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors.

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Compensation Committee, Cisco Systems, where she chairs the Finance Committee, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

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Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is an American citizen and holds a bachelor’s degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel of BT Group plc. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer & Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Lojas Americanas, the Garcia Family Foundation, Chairman of the Telles Foundation and a Trustee at the Chapin School in New York City.

Mr. Gifford is a representative of the Restricted Shareholders. Born in 1970, he is an American citizen and graduated from Virginia

Commonwealth University with a Bachelor’s Degree in Accountancy. He serves as Chief Executive Officer of Altria Group. Prior to his current position, Mr. Gifford served as Vice Chairman and Chief Financial Officer of Altria Group from May 2018 until April 2020 with responsibility for overseeing Altria’s financial functions, core tobacco businesses and sales and distribution business. Prior to that he served as Executive Vice President and Chief Financial Officer from March 2015 until May 2018. Since joining Philip Morris USA, an Altria subsidiary, in 1994, he has served in numerous leadership roles including President and Chief Executive Officer of Philip Morris USA and Vice President and Treasurer for Altria, and has led various functions including Finance, Strategy & Business Development and Market Information & Consumer Research. Prior to joining Philip Morris USA, Mr. Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Lojas Americanas, Lemann Foundation and Lone Pine Capital.

Mr. Leoni Sceti is an independent member of the Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 30 years’ experience in the fast-moving consumer goods and media sectors. He is Chief Crafter & Chairman of The Craftory, a global investment house for purpose-driven challenger brands in FMCG. Mr. Leoni Sceti is Chairman of London-based LSG holdings and an early stage investor in Media & Tech, with over 25 companies in his portfolio. He is also an independent member of the Board at cocoa and chocolate leader Barry Callebaut and is a director at the Kraft Heinz Company. Elio’s roles in the non-profit space include being a Trustee and Counsellor at One Young World (young leaders from over 190 countries), and Chairman of the UK board at Room to Read (promoting literacy and gender equality in education, globally). His previous roles included: CEO of Iglo Group—whose brands are Birds Eye, Findus & Iglo—until May 2015, when the company was sold to Nomad Foods; Global CEO of EMI Music from 2008 to 2010; and—prior to EMI—an international career in marketing and senior leadership roles at Procter & Gamble and Reckitt Benckiser, where he later was CMO, global head of Innovation and then head of the European operations.

Dr. Liu is an independent member of the Board. Born in 1956 in China, she is a German citizen and is the founder and CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. since 2009 and is an independent director of Autoliv (NYSE) and Johnson Matthey Plc. Previously, she held various senior executive positions, including Chairman & CEO of Neotek (China), Vice-Chairman and CEO of Fuyao Glass Group, Chairman and CEO of General Motors Taiwan, Director of concept vehicle for Buick Park Avenue and Cadillac, Vehicle Electronics-Control and Software Integration for GM North America, CTO and Chief Engineer of General Motors Greater China Region, and Representative Managing Director of Delphi Automotive in Shanghai China. Prior to 1997, she was responsible for Delphi Packard China JV Development, Sales & Marketing as well as New Business Development. Besides these executive roles, Dr. Liu also served as an independent director of CAEG (SGX) from 2009 to 2011 and an independent director of Fuyao Glass Group (SSE) from 2013 to 2019. Dr. Liu has rich professional experience covering the areas of general management of enterprises, P&L, technology development, marketing & sales, mergers & acquisitions, including in the United States, Europe and China at global Top 500 companies and Chinese blue-chip private enterprises. She earned a Ph.D. in Chemical Engineering, a master’s degree of Electrical Engineering at the University of Erlangen/Nuremberg Germany and a bachelor’s degree in Electrical Engineering at Xian Jiao Tong University in Xian China. She also attended the Dartmouth Tuck School of Business for Executives.

Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a Colombian citizen and obtained a B.A. in History from Harvard College. He is a Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller Plc, where he was also Vice-Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which manages a diverse portfolio of industrial & media assets in Latin America. Mr. Santo Domingo is also a director of JDE Peet’s, ContourGlobal plc, LifeTime, Inc., Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian Daily, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundacion Mario Santo Domingo. He is also a Member of the Board of Trustees of The Metropolitan Museum of Art, a member of the Board of Channel Thirteen/WNET (PBS), a member of the Board of DKMS, a foundation dedicated to finding donors for leukemia patients, and he is a member of the Board of Fundacion Pies Descalzos. He is a member of Harvard University’s Global Advisory Council (GAC) Mr. Santo Domingo is a member of the Board of Trustees of the Mount Sinai Health System.

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Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1981, she is a Brazilian citizen and is a graduate from the American University of Paris with a bachelor’s degree in International Business Administration and of Harvard Business School’s Owner/President Management (OPM) program. Ms. Sicupira currently serves on the board of Lojas Americanas S.A (BOVESPA: LAME4), where she is member of the Finance and People Committees, and of Ambev S.A (BOVESPA: ABEV3). She previously served on the board of Restaurant Brands International (NYSE: QSR) and of São Carlos Empreendimentos S.A. (BOVESPA: SCAR3). Ms. Sicupira began her career in 2004 as an analyst within Goldman Sachs’ Investment Banking Division covering Latin America. Today she is a director and partner of LTS Investments.

Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. Roberto Thompson Motta is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1957, he is a Brazilian citizen and received a BS in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from The Wharton School of the University of Pennsylvania. He is a co-founder and member of the Investment Committee of 3G Capital, a global investment firm headquartered in New York. Mr. Thompson serves on the Board of Directors of AB InBev and has served on the Board of Directors of AmBev S.A. since 2001, Restaurant Brands International since 2013 and StoneCo Ltd since 2018 where he chairs the Finance Committee. He was one of the founding partners of GP Investments Ltd. and a member of its Board of Directors until 2010. Mr. Thompson is a member of The Graduate Executive Board of The Wharton School of the University of Pennsylvania, The International Council of The Metropolitan Museum of Art in New York and a Patron of the Museum of Modern Art of São Paulo.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg). He is a member of the Board of the Kraft Heinz Company.

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2.2. Functioning

In 2020, the Board of Anheuser-Busch InBev held 14 meetings. Several of the meetings were dedicated to geographical zones in which the company has operations. On these occasions, the Board was provided with a comprehensive briefing of the relevant geographical zone and market. These briefings included an overview of performance, key challenges facing the market and the steps being taken to address the challenges. Contrary to previous years, the Board has not been able to hold in-person meetings as a result of Covid-19 related risks and travel restrictions.

Other major Board agenda items in 2020 included Covid-19 impact and response, the long-range plan; achievement of targets; sales figures and brand health; reporting and budget; consolidated results; strategic direction; culture and people, including diversity & inclusion and management succession planning; new and ongoing investment; capital market transactions; financial profile; transformation initiatives; external growth and acquisitions; marketing strategy; consumer insights; corporate social responsibility and sustainability; risk management as well as discussions on governance and Board succession planning.

The average attendance rate at Board meetings in 2020 was 97.6%.

In 2020, the Board has been assisted by four Committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

As per the date of this report, the composition of the Committees is as follows:

	Audit Committee	Nomination Committee	Finance Committee	Remuneration Committee
Maria Asuncion Aramburuzabala

Martin J. Barrington	Member	Member

Michele Burns	Chair		Member	Member

Sabine Chalmers		Member

Paul Cornet de Ways Ruart			Member

Grégoire de Spoelberch			Chair

Claudio Garcia		Chair		Chair

William F. Gifford			Member

Paulo Lemann			Member

Xiaozhi Liu	Member

Alejandro Santo Domingo			Member

Elio Leoni Sceti	Member			Member

Cecilia Sicupira		Member

Roberto Thompson Motta			Member

Alexandre Van Damme		Member

Audit Committee

In accordance with the requirements of the Belgian Companies Code, the Audit Committee is composed exclusively of non-executive Board members and at least one of its members qualifies as an independent director under Belgian law. In addition, Ms. Burns has extensive experience in accounting and audit matters. Reference is made to section 2.1 for a short biography and an overview of her qualifications and experience.

A majority of the voting members of the Audit Committee are independent directors as defined in the company’s Corporate Governance Charter and all of them are independent as defined in Rule 10A-3(b)(1)(ii) under the US Securities Exchange Act of 1934, as amended.

In 2020, the Audit Committee met eleven times. During its meetings, the Committee reviewed the financial statements of the company, the annual report, half-yearly and quarterly statements, as well as related results announcements. The Committee also considered issues arising from internal audits conducted by the Internal Audit department and the implementation of the company’s Compliance Program. Obligations under Sarbanes Oxley, Covid-19 pandemic impact assessments, including on the control environment and goodwill impairment testing, the review of the independence of the external auditor and a quarterly status of significant litigation were some of the other important topics on the agenda of the Committee in 2020. The members of the Committee attended all meetings (100% attendance rate).

Finance Committee

The Finance Committee met ten times in 2020. Committee discussions included treasury updates and overall risk management strategy including but not limited to risks related to commodities, interest rates, currencies and liquidity, hedging policies, the debt profile and capital structure of the group, pensions and dividends. The members of the Committee attended all meetings (100% attendance rate).

Nomination Committee

The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and appointment by the shareholders’ meeting.

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The Nomination Committee met eight times in 2020. Discussions included the nomination of directors for appointment or renewal, management targets, the global management trainee program and succession planning for key executive functions. The members of the Committee attended all meetings (100% attendance rate).

Remuneration Committee

In accordance with the requirements of the Belgian Companies Code, the Remuneration Committee is composed exclusively of non-executive Board members and a majority of its members, i.e. Ms Michele Burns and Mr Elio Leoni Sceti, qualify as independent directors under Belgian law.

The Remuneration Committee’s principal role is to guide the Board on decisions relating to the remuneration policies for the Board, the CEO, the Executive Committee (ExCom) and the Senior Leadership Team (SLT) and on individual remuneration packages of directors, the CEO and members of the ExCom and members of the SLT.

The Remuneration Committee met seven times in 2020. Discussions included achievement of targets, Executive and Board compensation, executive shares, restricted stock units and options schemes, Long Term Incentive grants, new compensation models and special incentives. The members of the Committee attended all meetings (100% attendance rate).

2.3. Evaluation of the Board and its committees

For each financial year, the Board performs an evaluation of its performance at the initiative of the Chairman. The Board discusses the results of this evaluation in executive session in the absence of management. A third party may act as facilitator.

As part of this evaluation process, each director is requested to comment on and evaluate the following topics:

•

effectiveness of Board and committee operations (e.g. checking that important issues are suitably prepared and discussed, time available for discussion of important policy matters, checking availability and adequacy of pre-read);

•

the qualifications and responsibilities of individual directors (e.g. actual contribution of each director, the director’s presence at the meetings and his/her involvement in discussions, impact of changes to the director’s other relevant commitments outside the company);

•	effectiveness of oversight of management and interaction with management;

•	composition and size of the Board and committees. Examples of relevant criteria that are considered include:

•	director independence: an affirmative determination as to the independence in accordance with the independence criteria published in the Corporate Governance Charter.

•

other commitments of directors: the outside Board commitments of each director enhance experience and perspective of directors, but will be reviewed on a case-by-case basis to ensure that each director can devote proper attention to the fulfilment of his oversight responsibilities.

•

disqualifying circumstances: certain circumstances may constitute a disqualification for membership on the Board (e.g. Board membership of a major supplier, customer or competitor of the company, membership of a federal or regional government). Circumstances will be evaluated on a case-by-case basis to ensure that directors are not conflicted.

•

skills and previous contributions: the company expects that all directors prepare for, attend and participate actively and constructively in all meetings; exercise their business judgment in good faith; focus their efforts on ensuring that the company’s business is conducted so as to further the interests of the shareholders; and become and remain well informed about the company, relevant business and economic trends and about the principles and practices of sound Corporate Governance.

Following review and discussion of the responses, the Chairman of the Board may table proposals to enhance the performance or effectiveness of the functioning of the Board. Advice can be requested from a third-party expert.

The evaluation of the Audit Committee is a re-occurring agenda item for the Committee and is performed about once a year. This evaluation is discussed at a Committee meeting and includes assessment of its planning going forward, the appropriateness of the time allocated to its various areas of responsibility, its composition and any areas for improvement. Any major action points resulting therefrom are reported to the Board.

2.4. Certain transactions and other contractual relationships

There are no transactions or other contractual relationships to be reported between the company and its Board members that gave rise to conflicting interests as defined in the Belgian Companies code.

The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose.

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3. Chief Executive Officer and Executive Management

The Chief Executive Officer (CEO) is entrusted by the Board with responsibility for the day-to-day management of the company. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Committee (ExCom) which comprises the CEO, the Chief Financial Officer, the Chief Strategy and Technology Officer and the Chief Legal & Corporate Affairs Officer.

The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management. It reports to the CEO and works with the Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board. The ExCom performs such other duties as may be assigned to it from time to time by the CEO or the Board.

As per 1 January 2021, our Executive Committee consisted of the following members:

Carlos Brito	CEO	David Almeida	Chief Strategy and Technology Officer

Fernando Tennenbaum	Chief Financial Officer	John Blood	Chief Legal & Corporate Affairs Officer and Corporate Secretary

(1)	Felipe Dutra, former Chief Financial & Technology Officer, was a member of the ExCom until 29 April 2020.
(2)	Fernando Tennenbaum, Chief Financial Officer, became a member of the ExCom on 29 April 2020.

4. Senior Leadership Team

The Senior Leadership Team (SLT) was established with effect as from 1 January 2019. The SLT reports to the Chief Executive Officer and consists of the members of the ExCom, all other functional Chiefs and Zone Presidents, including the Chief Executive Officer of Ambev and the Chief Executive Officer of Bud APAC, who report into the Board of Directors of Ambev and Bud APAC respectively. The SLT has an advisory role to the Board and the ExCom and drives the commercial and operational agenda, reflecting the strategy set out by the Board. In addition, the SLT performs such duties as may be assigned to it from time to time by the CEO, ExCom or the Board.

As per 1 January 2021, our Senior Leadership Team consisted of the following members:

Carlos Brito – CEO

Members of the ExCom (other than the CEO)		Zone presidents

David Almeida	Chief Strategy and Technology Officer	Jan Craps	Asia Pacific (APAC)

John Blood	Chief Legal & Corporate Affairs Officer and Corporate Secretary	Michel Doukeris Jean Jereissati Carlos Lisboa Ricardo Moreira Jason Warner	North America South America Middle Americas Africa Europe
Fernando Tennenbaum	Chief Financial Officer
Other Functional Chiefs
Katherine M. Barrett	General Counsel
Pedro Earp	Chief Marketing & ZX Ventures Officer
Lucas Herscovici	Chief Sales Officer

Nelson Jamel	Chief People Officer

Peter Kraemer	Chief Supply Officer

Tony Milikin	Chief Procurement, Sustainability & Circular Ventures Officer

Pablo Panizza	Chief Direct to Consumer Officer

Ricardo Tadeu	Chief B2B Officer

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Carlos Brito is AB InBev’s CEO. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University Graduate School of Business. Mr. Brito joined Ambev in 1989 where he held roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is a member of the board of directors of Ambev. He is also an Advisory Council Member of the Stanford Graduate School of Business and serves on the Advisory Board of the Tsinghua University School of Economics and Management.

David Almeida is AB InBev’s Chief Strategy and Technology Officer since 29 April 2020. Born in 1976, Mr. Almeida is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Katherine Barrett is AB InBev’s General Counsel. Born in 1970, Ms. Barrett is a U.S. citizen and holds a bachelor’s degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.

John Blood is AB InBev’s Chief Legal & Corporate Affairs Officer and Company Secretary. Born in 1967, Mr. Blood is a U.S. citizen and holds a bachelor’s degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and was in private practice at a law firm in New York City before that.

Jan Craps is AB InBev’s Zone President Asia Pacific since 1 January 2019 and CEO and Co-Chair of Budweiser Brewing Company APAC since 8 May 2019. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South.

Michel Doukeris is AB InBev’s Zone President North America since 1 January 2018. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev’s China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. In January 2018 he assumed leadership of Anheuser-Busch and the North American business.

Pedro Earp is AB InBev’s Chief Marketing & ZX Ventures Officer since 1 January 2019. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Economics from the London School of Economics. Mr. Earp joined Ambev in 2000 as a Global Management Trainee in the Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed Vice President, Strategic Planning in Canada in 2006, Global Vice President, Insights and Innovation in 2007, Global Vice President, M&A in 2009 and Vice President, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth (now ZX Ventures) Officer of AB InBev in February 2015.

Lucas Herscovici is AB InBev’s Chief Sales Officer since August 2020. Born in 1977, he is an Argentinean citizen and received a Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires. Lucas joined the group in 2002 as a Global Management Trainee in Latin America South Zone and has built his career in Marketing and Sales. After working in Argentina in several commercial roles, he became head of innovation for global brands and later Global Marketing Director of Stella Artois in 2008. In 2011 he was responsible for opening the “Beer Garage”, AB InBev’s Global digital innovation office, based out of Palo Alto, California. In 2012, he joined the North America Zone to become VP Digital Marketing and in 2014 he was appointed VP Consumer Connections for USA. In 2017, he was appointed Global Marketing VP of Insights, Innovation and Consumer Connections and held such role until 31 December 2018. He most recently served as Chief Non-Alcohol Officer until August 2020.

Nelson Jamel is AB InBev’s Chief People Officer since 29 April 2020. Born in 1972, Nelson is a Brazilian citizen and holds a bachelor’s and master’s degree in industrial engineering from the Universidade Federal do Rio de Janeiro. His more than 20-year journey with AB

InBev has taken him from leading finance roles in Brazil to the Dominican Republic, through Western Europe and North America. He most recently served as the Vice President of Finance and Technology for the North America Zone.

Jean Jereissati Neto is AB InBev’s Zone President South America and CEO of Ambev. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China and in 2017 he was appointed Zone President of the Zone, leading one of the most complex and fast-growing business. Most recently, Mr Jereissati held the role of Business Unit President for Brazil.

Peter Kraemer is AB InBev’s Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s degree in Chemical Engineering from Purdue University and a Master’s degree in Business Administration from St. Louis University. He joined Anheuser-Busch 32 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

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Carlos Lisboa is AB InBev’s Zone President Middle Americas since 1 January 2019. Born in 1969, Mr. Lisboa is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until 31 December 2018.

Tony Milikin is AB InBev’s Chief Procurement, Sustainability and Circular Ventures Officer. Mr. Milikin joined AB InBev in May, 2009 and is globally responsible for Procurement, Sustainability and Value Creation. Born in 1961, Mr. Milikin is a U.S. citizen. He is responsible for $35B+ in purchases and working capital annually. AB InBev’s Value Creation uses circular economy opportunities to create businesses from our waste and underutilized assets. Mr. Milikin holds an undergraduate Finance Degree from the University of Florida and an MBA from Texas Christian University. Mr. Milikin joined AB InBev from MWV, where he was Senior Vice President, Supply Chain and Chief Purchasing Officer. Prior to joining MWV, he held various purchasing, transportation and supply positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Ricardo Moreira is AB InBev’s Zone President Africa since 1 January 2019. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of Zone President Latin America COPEC until 31 December 2018.

Pablo Panizza is AB InBev’s Chief Direct to Consumer Officer since 1 January 2019. Born in 1975, he is an Argentinean citizen and holds a degree in Industrial Engineering from Universidad de Buenos Aires. Mr. Panizza manages our Direct to Consumer business, coordinating cross-market initiatives, sharing best practices and shaping its strategy. He joined our company in 2000 as a Global Management Trainee in South America Zone and has spent almost two decades developing a career in the commercial area. After holding senior roles in Argentina and Global Headquarters, he led our business in Chile and Paraguay. He most recently served as Business Unit President for Argentina and Uruguay.

Ricardo Tadeu is AB InBev’s Chief B2B Officer since 1 July 2020. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the Combination in 2016. Mr. Tadeu most recently served as Chief Sales Officer and before that he held the role as Zone President Africa until 31 December 2018.

Fernando Tennenbaum is AB InBev’s Chief Financial Officer since 29 April 2020. Born in 1977, Fernando is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. He joined the company in 2004, and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A.

Jason Warner is AB InBev’s Zone President Europe since 1 January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng Hons Industrial Business Studies degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé.

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5. Internal Control and Risk Management Systems

The Board of Directors and the ExCom, assisted by the SLT, were responsible for establishing and maintaining adequate internal controls and risk management systems during the reporting period. Internal control is the process designed to provide reasonable assurance regarding achievement of objectives related to effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. Risk management is the process designed to identify potential events that may affect the company and to manage risks to be within its risk appetite.

Without prejudice to the responsibilities of the Board as a whole, the Audit Committee oversees financial and business risk management and discusses the process by which management assesses and manages the company’s exposure to those risks and the steps taken to monitor and control such exposure.

The company’s major risk factors and uncertainties are described in the Risks and Uncertainties section of the Management report in AB InBev’s annual report.

The company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The internal control system is based upon COSO’s Internal Control – Integrated Framework of 2013 and its risk management system is based on COSO’s Enterprise Risk Management

Framework of 2017.

5.1 Financial reporting

The ExCom, assisted by the SLT, was responsible for establishing and maintaining adequate internal controls over financial reporting during the reporting period. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal controls over financial reporting include those written policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of company assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that receipts and expenditures are being made only in accordance with authorization of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the assessment of the relevant risks, the identification and monitoring of key controls and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Senior management assessed the effectiveness of the company’s internal control over financial reporting as of 31 December 2020. As indicated above, management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by COSO in May 2013. The assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of its operational effectiveness. Based on this assessment, it was determined that, as of 31 December 2020, the company maintained effective internal control over financial reporting.

The Board of Directors and the Audit Committee reviewed management’s assessment. The review related among other things to ensuring that there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information, and to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

In addition, as a result of the listing of Anheuser-Busch InBev on the New York Stock Exchange, the company must adhere to Section 404 of the US Sarbanes-Oxley Act of 2002. As a consequence, the company is required to provide on a yearly basis a management report on the effectiveness of the company’s internal control over financial reporting, as described in the Section and the rules implementing such act. Management’s report and the Statutory Auditor’s related opinion regarding the relevant financial year, will be included in the company’s Annual Report on Form 20-F for such year, which is required to be filed with the US Securities and Exchange Commission.

5.2 Internal Audit

The company has a professional and independent internal audit (risk management) department. The appointment of the Head of internal audit is reviewed by the Audit Committee. The Audit Committee reviews internal audit’s risk assessment and annual audit plan and regularly receives internal audit reports for review and discussion.

Internal control deficiencies identified by internal audit are communicated in a timely manner to management and periodic follow-up is performed to ensure corrective action has been taken.

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5.3 Compliance

AB InBev has an Ethics & Compliance Program which fosters a culture of ethics, integrity and lawful behavior. This program includes a Code of Business Conduct and the Anti-Corruption Policy, which are available on the company’s website and intranet. The Ethics & Compliance Program further ensures compliance with applicable laws and regulations and the completion of a periodic certification by management of compliance with the Code of Business Conduct.

A set of internal controls and a data analytics tool have been implemented and are periodically assessed at the Global and Local Compliance Committees and the Audit Committee.

The Global Ethics & Compliance Committee, chaired by the company’s Global Vice President, Ethics & Compliance, assesses regulatory and ethical compliance risks for the company from a global perspective and provides strategic direction for the activities of the compliance function. On a quarterly basis, the Global Ethics & Compliance Committee reviews the operation of the Compliance Program and follows-up on reports submitted through the company’s Compliance Helpline (whistle-blowing platform). In addition to the Global Ethics & Compliance Committee, each Zone has its own Local Ethics & Compliance Committee, which addresses local compliance matters.

The Audit Committee reviews the operation of the Ethics & Compliance Program and the results of any compliance reviews or reports submitted through the company’s global Compliance Helpline. On a regular basis, the Audit Committee also reviews the significant legal, compliance and regulatory matters that may have a material effect on the financial statements or the company’s business, including material notices to or inquiries received from governmental agencies. In addition, the Board of Directors dedicated time in 2020 to a review of the company’s compliance function and programs.

6. Shareholders’ structure

6.1. Shareholders’ structure

The following table shows the shareholders’ structure of Anheuser-Busch InBev as at 31 December 2020 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis prior to 20 December 2020 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the US Securities and Exchange Commission.

Major shareholders	Number of Shares	% of voting rights (1)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Reference Shareholder”)	663,074,832	33.62%
EPS Participations Sàrl, a company incorporated under Luxembourg law, affiliated to EPS, its parent company	130,605,654	6.62%
EPS SA, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with BRC	99,999	0.01%
BRC Sàrl, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with EPS	39,746,403	2.02%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law	24,158	0.00%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated to Rayvax, its parent company	10	0.00%
Fonds Verhelst SRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SRL with social purpose, that controls it	6,997,665	0.35%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it	5,485,415	0.28%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Takeover Law	0	0.00%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Takeover Law	4,468	0.00%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, §2 of the Takeover Law Holders of Restricted Shares	259,000	0.01%
Holders of Restricted Shares
Altria Group Inc. (2)	185,115,417	9.39%
Bevco Lux Sàrl(3)	96,862,718	4.91%

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(1)

Holding percentages are calculated on the basis of the total number of shares in issue, excluding treasury shares (1,972,249,307). As at 31 December 2020, there were 2,019,241,973 shares in issue including 46,992,567 ordinary shares held in treasury by AB InBev and certain of its subsidiaries.

(2)

In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the business combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Finally, Altria further increased its position of Ordinary Shares in the company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by Stichting dated 1 November 2016, implying an aggregate ownership of 10.01% based on the number of shares with voting rights as at 31 December 2020.

(3)

In addition to the Restricted Shares listed above, Bevco Lux Sàrl announced in a notification made on 17 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO Lux Sàrl disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.22% based on the number of shares with voting rights as at 31 December 2020.

The first thirteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13º of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE, and (ii) the eleventh, twelfth and thirteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by AB InBev and the FSMA in accordance with (a) article 6 of the Belgian law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis prior to 20 December 2020, in aggregate, 846,297,604 Ordinary Shares, representing 42.91% of the voting rights attached to the shares outstanding as of 31 December 2020 excluding treasury shares.

6.2. Shareholders’ arrangements

Stichting Anheuser-Busch InBev (the Reference Shareholder) has entered into shareholders’ agreements with (a) BRC, EPS, EPS Participations, Rayvax Société d’Investissements SA (Rayvax), (b) Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SRL with a social purpose, and (c) the largest holders of restricted shares in the company (the Restricted Shareholders).

a. Reference Shareholder’s agreement

In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS, Rayvax and the Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in the old Anheuser-Busch InBev through the Reference Shareholder (except for approximately 131 million shares held directly or indirectly by EPS and approximately 40 million shares held directly by BRC based on the most recent shareholding disclosure received by the company). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Reference Shareholder and the shares it held in the old Anheuser-Busch InBev except for 100,000 shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax and the Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the Reference Shareholder, EPS, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an amended and restated new shareholders’ agreement (the 2016 Shareholders’ Agreement).

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both

AB InBev and the Reference Shareholder, as well as (i) the transfer of the Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the company’s shares (the Shares) and the circumstances in which the Shares held by the Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Reference

Shareholder certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Reference Shareholder and the Shares held by the Reference Shareholder. The Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight Reference Shareholder directors must be present or represented in order to constitute a quorum of the Reference Shareholder board, and any action to be taken by the Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Reference Shareholder with respect to the Shares it holds, including how such Shares will be voted at shareholders’ meetings of AB InBev (Shareholders’ Meetings), will be made by the Reference Shareholder board of directors.

The 2016 Shareholders’ Agreement requires the Reference Shareholder board of directors to meet prior to each shareholders’ meeting to determine how the Shares held by the Reference Shareholder are to be voted.

The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Reference Shareholder, to vote their Shares in the same manner as the Shares held by the Reference Shareholder. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for the Shares and in accordance with any conditions established by the company to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, the Reference Shareholder board of directors will propose to the shareholders’ meeting nine candidates for appointment to the Board, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Reference Shareholder board of directors.

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The 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. It will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.

b. Voting agreement between the Reference Shareholder and the foundations

In addition, the Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SRL with a social purpose (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SRL with a social purpose. This agreement provides for consultations between the three bodies before any shareholders’ meetings to decide how they will exercise the voting rights attached to their Shares. Consensus is required for all items that are submitted to the approval of any shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SRL with a social purpose will vote their Shares in the same manner as the Reference Shareholder. The voting agreement is valid until 1 November 2034.

c. Voting agreement between the Reference Shareholder and Restricted Shareholders

On 8 October 2016, the Reference Shareholder and each holder of restricted shares (such holders being the Restricted Shareholders) holding more than 1% of the company’s total share capital, being Altria Group Inc. and Bevco LTD, have entered into a voting agreement, to which the company is also a party, under which notably:

•

the Reference Shareholder is required to exercise the voting rights attached to its Ordinary Shares to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association of the company;

•

each Restricted Shareholder is required to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association; and

•

each Restricted Shareholder is required not to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, in favour of any resolutions which would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in the Articles of Association).

7. Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007

According to article 34 of the Belgian Royal Decree of 14 November 2007, Anheuser-Busch InBev hereby discloses the following items:

7.1. Capital structure and authorizations granted to the Board

The company’s share capital is divided in two categories of shares: all shares are ordinary shares (the Ordinary Shares), except for 325,999,817 restricted shares (the Restricted Shares). Ordinary shares and Restricted Shares have the same rights except as set out in the Articles of Association. Restricted Shares shall always be in registered form and shall not be listed or admitted to trading on any stock market. Ordinary Shares represent 83.36 % of the capital while Restricted Shares represent 16.64% of the capital.

Anheuser-Busch InBev may increase or decrease its share capital with the specific approval of a shareholders’ meeting. The shareholders may also authorize the Board of Directors to increase the share capital. Such authorization must be limited in time and amount. In either case, the shareholders’ approval or authorization must satisfy the quorum and majority requirements applicable to amendments to the Articles of Association. At the annual shareholders’ meeting of 26 April 2017, the shareholders authorized the Board of Directors to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 26 April 2017 (i.e. 2,019,241,973). This authorization has been granted for five years. It can be used for several purposes, including when the sound management of the company’s business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies or, generally, any other appropriate increase of the company’s capital.

AB InBev’s Board of Directors has been authorized by the shareholders’ meeting to acquire, on or outside the stock exchange, AB InBev shares up to maximum 20% of the issued shares for a unitary price which will not be lower than 1 Euro and not higher than 20% above the highest closing price in the last 20 trading days preceding the transaction. This authorization is valid for 5 years from 28 September 2016. In anticipation to the expiration of the share buyback authorization on 28 September 2021, the Board of Directors intends to propose to the upcoming annual shareholders’ meeting to be held on 28 April 2021 to renew such authorization for a period of 5 years.

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7.2. Voting rights and transferability of shares and shareholders’ arrangements

Voting rights, quorum and majority requirements

Each share entitles the holder to one vote. In accordance with article 7:217, §1 and article 7:224 of the Belgian Companies Code, the voting rights attached to shares held by Anheuser-Busch InBev and its subsidiaries are suspended.

Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following:

i.

any amendment to the Articles of Association (except the amendments to the corporate purpose or the transformation of the legal form of the company), including inter alia, reductions or increases of the share capital of the company (except for capital increases decided by the Board pursuant to the authorized capital) or any resolution relating to a merger or demerger of the company require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital, and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account);

ii.

any authorization to repurchase of Shares requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account);

iii.

any modification of the purpose of the company requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (without taking abstentions into account);

iv.

resolutions relating to the modification of the rights attached to a particular class of shares will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of shares and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account) in each class of shares, (in each of the cases (i), (ii), (iii) and (iv), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the qualified majority requirement of 75% or 80%, as the case may be, continues to apply); and

v.

any acquisition or disposal of tangible assets by the company for an amount higher than the value of one third of the company’s consolidated total assets as reported in its most recent audited consolidated financial statements requires the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account), but there is no minimum quorum requirement.

As an additional rule, in the event of (i) a contribution in kind to the company with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary (within the meaning of article 1:15 of the Belgian Companies Code) of such person or entity, or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger.

Transferability of shares

Ordinary Shares are freely transferable.

As far as Restricted Shares are concerned, no Restricted Shareholder is able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, for a period of five years from 10 October 2016, except in the specific instances set out in the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges. Each of the terms Affiliates, Successors and Pledge is defined in the Articles of Association.

Conversion

Voluntary conversion

Each Restricted Shareholder will have the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election (i) at any time after 10 October 2021, and (ii) in some limited other instances, including immediately prior to, but then solely for the purpose of facilitating, or at any time after entering into an agreement or arrangement to effect any permitted transfer, as set out in article 7.3.b (ii) of the Articles of Association of the company.

Automatic conversion

The Restricted Shares shall automatically convert into Ordinary Shares in the situations set out in article 7.6. of the Articles of Association, i.e.:

i.

upon any transfer, sale, contribution or other disposal, except as set out in article 7.6 (a) of the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges;

ii.

immediately prior to the closing of a successful public takeover bid for all shares of the company or the completion of a merger of Anheuser-Busch InBev as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over AB InBev immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, AB InBev or the surviving entity following such takeover bid or merger; or

iii.	upon the announcement of a squeeze-out bid for the outstanding shares of the company, in accordance with article 7:82 of the Belgian Companies Code.

Shareholders arrangements

Please refer to section 6.2 above.

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7.3. Significant agreements or securities of Anheuser-Busch InBev that may be impacted by a change of control on the company

1.	Revolving Credit and Swingline Facilities Agreement

The company entered, on 16 February 2021, into an Amendment and Restatement Agreement in respect of its existing Revolving Credit and Swingline Facilities Agreement originally dated 26 February 2010, as amended from time to time and for the last time pursuant to an Amendment Letter dated 27 October 2015 (the “Original Facilities Agreement” and, as amended and restated by the Amendment and Restatement Agreement, the “Restated Facilities Agreement”).

The Original Facilities Agreement was originally entered into by the old Anheuser-Busch InBev SA/NV, and was transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old Anheuser-Busch InBev SA/NV, that took place on 10 October 2016 in the framework of the combination with SAB.

The total commitments of the Original Facilities Agreement were, immediately prior to the effective date of the Amendment and Restatement Agreement, USD 9,000,000,000 and, following the effective date of the Amendment and Restatement Agreement, USD 10,100,000,000. Pursuant to the Amendment and Restatement Agreement, the maturity of the Original Facilities Agreement was extended from August 2022 under the Original Facilities Agreement to February 2026 under the Restated Facilities Agreement.

The Restated Facilities Agreement contains a clause 17 (Mandatory Prepayment) that grants, in essence, to any lender under the Restated Facilities Agreement, upon a Change of Control over the Company, the right (i) not to fund any loan or letter of credit (other than a rollover loan meeting certain conditions) and (ii) (by not less than 30 days written notice) to cancel its undrawn commitments and require repayment of its participations in the loans or letters of credit, together with accrued interest thereon, and all other amounts owed to such lender under the Restated Facilities Agreement (and certain related documents). Pursuant to the Restated Facilities Agreement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining Control of the Company, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company” and (c) “Control” means, in respect of the Company, (a) “the direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the Company or the power to direct the management and the policies of the Company whether through the ownership of share capital, contract or otherwise or (b) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (i) cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting; or (ii) appoint or remove all, or the majority, of the directors or other equivalent officers; or (iii) give directions to management with respect to the operating and financial policies of the entity with which the directors or other equivalent officers of the Company are obliged to comply”.

In accordance with article 7:151 of the Belgian Companies and Associations Code, clause 17 (Mandatory Prepayment) of the Restated Facilities Agreement will only become effective upon approval by the shareholders meeting of the Company, and such approval is scheduled for the annual shareholders’ meeting of the Company to be held on 28 April 2021. Similar clauses were, in respect of the Original Facilities Agreement, approved by the shareholders meeting of old Anheuser-Busch InBev SA/NV on 27 April 2010 and 27 April 2016 in accordance with the then Article 556 of the 2009 Belgian Companies Code.

As of 31 December 2020, no drawdowns were outstanding under the Original Facilities Agreement.

2.	EMTN Program

In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders’ meeting of the old Anheuser-Busch InBev approved on 24 April 2013 (i) Condition 7.5. of the Terms & Conditions (Redemption at the Option of the Noteholders (Change of Control Put)) of the 15,000,000,000 Euro updated Euro Medium Term Note Program dated 16 May 2012 of Anheuser-Busch InBev SA/NV and Brandbrew SA (the “Issuers”) and Deutsche Bank AG, London Branch, acting as Arranger, which may be applicable in the case of Notes issued under the Program (the “EMTN Program”), (ii) any other provision in the EMTN Program granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the occurrence of a “Change of Control” (as defined in the Terms & Conditions of the EMTN Program). Pursuant to the EMTN Program, (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”.

If a Change of Control Put is specified in the applicable Final Terms of the concerned notes, Condition 7.5. of the Terms & Conditions of the EMTN Programme grants, to any holder of such notes, in essence, the right to request the redemption of his notes at the redemption amount specified in the Final Terms of the notes, together, if appropriate, with interest accrued, upon the occurrence of a Change of Control and a related downgrade of the notes to sub-investment grade.

The change of control provision above is included in the Final Terms of:

•

the 750,000,000 Euro 7.375% Notes due 2013 (Redeemed on 30 January 2013), the 600,000,000 Euro 8.625% Notes due 2017 (Redeemed on 9 December 2016) and the 550,000,000 GBP 9.75% Notes due 2024, each issued by the company in January 2009;

•	the 750,000,000 Euro 6.57% Notes due 2014, issued by the company in February 2009 (Redeemed on 27 February 2014);

•	the 50,000,000 Euro FRN Notes that bear an interest at a floating rate of 3 month EURIBOR plus 3.90%, issued by the company in April 2009 (Redeemed on 9 April 2014);

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•	the 600,000,000 CHF 4.50% Notes due 2014 (Redeemed on 11 June 2014), issued by Brandbrew SA in June 2009 (with a guarantee by the company);

•	the 250,000,000 Euro 5.75% Notes due 2015 (Redeemed on 22 June 2015) and the 750,000,000 GBP 6.50% Notes due 2017 (Redeemed in June 2017), each issued by the company in June 2009; and

•	the 750,000,000 Euro 4% Notes due 2018 (Redeemed in April 2018), issued by the company in April 2010.

The series of Notes referred to in the above paragraph were issued pursuant to the 10,000,000,000 Euro initial Euro Medium Term Note Programme dated 16 January 2009 or the 15,000,000,000 Euro updated Euro Medium Term Note Programme dated 24 February 2010 (as applicable). The relevant change of control provisions contained in the Final Terms of such series of Notes were submitted to, and approved by, the shareholders meetings of the old Anheuser-Busch InBev held on 28 April 2009 and 27 April 2010, respectively.

There is no change of control clause included in the Final Terms of any series of Notes issued pursuant to the EMTN Programme by the company and/or Brandbrew SA after April 2010.

As a result of the update of the EMTN Programme on 22 August 2013 the Terms & Conditions of the updated EMTN Programme no longer provide for a Redemption at the option of the Noteholders (Change of Control Put).

In May 2016, the old Anheuser-Busch InBev invited Noteholders of certain outstanding series of Notes issued under the EMTN Programme prior to 2016 (the “Notes”) to consider certain amendments to the terms and conditions applicable to those Notes (the “Participation Solicitation”). The Participation Solicitation was undertaken to avoid any suggestion that the combination with SAB could be interpreted as a cessation of business (or a threat to do so), winding up or dissolution of the old Anheuser-Busch InBev.

Meetings of the Noteholders of each series of the Notes were held on 1 June 2016 at which Noteholders voted in favour of the Participation Solicitation for each of the relevant series of Notes. Amended and restated final terms for each series of the Notes reflecting the amended terms and conditions, were signed by the old Anheuser-Busch InBev and the subsidiary guarantors named therein on 1 June 2016.

The EMTN Program has been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, that took place on 10 October 2016 in the framework of the combination with SAB.

3.	US Dollar Notes

In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders meeting of the old Anheuser-Busch InBev approved on 26 April 2011 (i) the Change of Control Clause of the USD 3,250,000,000 Notes issued on 29 and 26 March 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010) and USD 500,000,000 Floating Rate Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013) (the “Unregistered Notes issued in March 2010”), (ii) the Change of Control Clause of the USD 3,250,000,000 Registered Notes issued in September 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Redeemed on 26 March 2013) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in March 2010, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 5 August 2010 and expired on 2 September 2010 (the “Registered Notes issued in September 2010”), (iii) the Change of Control Clause of the USD 8,000,000,000 Registered Notes issued in March 2011, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039, USD 1,550,000,000 5.375 % Notes due 2014 (Redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in January 2009 and of the corresponding Unregistered Notes issued in May 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 11 February 2011 and expired on 14 March 2011 (the “Registered Notes issued in March 2011”), whereby each of the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 were issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev, and (iv) any other provision applicable to the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the company or on a “Change of Control” (as defined in the Offering Memorandum with respect to the Unregistered Notes, as the case may be, and in the Registration Statement with respect to the Registered Notes). Pursuant to the Offering Memorandum and Registration Statement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “Acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”.

The Change of Control clause grants to any Noteholder, in essence, the right to request the redemption of his Notes at a repurchase price in cash of 101% of their principal amount (plus interest accrued) upon the occurrence of a Change of Control and a related downgrade in the Notes to sub-investment grade.

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A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 28 April 2009 with respect to:

•

the USD 5,000,000,000 Notes, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011) and USD 1,250,000,000 8.20% Notes due 2039 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011), each issued in January 2009 by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV (the “Unregistered Notes issued in January 2009”).

A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 27 April 2010 with respect to:

•

the USD 3,000,000,000 Notes issued in May 2009, consisting of USD 1,550,000,000 5.375 % Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 (the “Unregistered Notes issued in May 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev.

•

the USD 5,500,000,000 Notes issued in October 2009, consisting of USD 1,500,000,000 3.00 % Notes due 2012 (Exchanged for Registered Notes in an exchange offer that closed on 05 February 2010 and redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (the “Unregistered Notes issued in October 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev.

•

the USD 5,500,000,000 Registered Notes issued in February 2010, consisting of USD 1,500,000,000 3 % Notes due 2012 (Redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 and USD 500,000,000 6.375 % Notes due 2040 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in October 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the US on 8 January 2010 and expired on 5 February 2010 (the “Registered Notes issued in February 2010”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev.

The US Dollar Notes have been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, which took place on 10 October 2016 in the framework of the combination with SAB.

4.	Notes issued under Anheuser-Busch InBev’s Shelf Registration Statement filed on Form F-3.

For the sake of completeness, there is no Change of Control Clause applicable to outstanding Notes issued under Anheuser-Busch InBev’s Shelf Registration Statement filed on Form F-3 (with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV).

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8. Remuneration

8.1. Remuneration policy

The remuneration policy applies to the directors, the CEO and the other members of the ExCom. References to the Senior Leadership Team (SLT) are purely for information purposes. It will be submitted to the approval of the annual shareholders’ meeting of 28 April 2021.

8.1.1. Remuneration Committee

The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. Currently, the Chairperson of the Remuneration Committee is a representative of the Reference Shareholder and the two other members meet the requirements of independence as established by the Belgian Companies and Associations Code and the 2020 Belgian Corporate Governance Code. The CEO and the Chief People Officer are invited to the meetings of the Remuneration Committee.

The Remuneration Committee meets four times a year, and more often if required, and is convened by its chairperson or at the request of at least two of its members.

The detailed composition, functioning and specific responsibilities of the Remuneration Committee are set forth in its terms of reference, which are part of the company’s Corporate Governance Charter.

The principal role of the Remuneration Committee is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO, the ExCom and the SLT, and on their individual remuneration packages. It ensures that the CEO and members of the ExCom and SLT are incentivized to achieve, and are compensated for, exceptional performance. It also promotes the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees.

AB InBev’s compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the CEO and the other members of the ExCom and SLT. Particularly, the Committee discusses and assesses key areas of remuneration policy for the wider workforce throughout the year, the annual bonus pool and resulting pay outcomes for employees across the workforce and any material changes to the structure of workforce compensation.

The Remuneration Committee prepares (and revises as the case may be) the remuneration policy and the remuneration report.

In exceptional circumstances, the company may temporarily derogate from the remuneration policy. These exceptional circumstances cover situations in which the derogation is necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability. Such derogation requires the approval of both the Remuneration Committee and the Board of Directors. The remuneration report relating to the relevant financial year will include information on any derogation, including its justification.

As noted above, the Remuneration Committee is composed exclusively of non-executive directors and a majority of its members qualify as independent directors. This helps to prevent conflicts of interest regarding the establishment, amendments and implementation of the remuneration policy in relation to the CEO and ExCom members. The CEO and the Chief People Officer do not take part in any discussions or deliberations of the Remuneration Committee related to their remuneration. The Remuneration Committee can hold in camera sessions without management being present whenever it deems appropriate to do so.

In addition, the power to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the ExCom and SLT members is vested with the Board of Directors upon recommendation of the Remuneration Committee. No member of the ExCom is at the same time a member of the Board of Directors. As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting.

8.1.2. Remuneration policy of the directors

a. Remuneration governance

The Remuneration Committee recommends the remuneration for directors, including the Chairperson and the directors sitting on one or more of the Board committees. In so doing, it benchmarks from time to time directors’ remuneration against peer companies, as the case may be, with the assistance of an independent consulting firm. These recommendations are subject to approval by the Board and, subsequently, by the shareholders at the annual general meeting.

In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate and the rules for reimbursement of directors’ business-related out-of-pocket expenses.

The shareholders’ meeting may from time to time revise the directors’ remuneration upon recommendation of the Remuneration

Committee.

b. Structure of the remuneration

The remuneration of the directors comprises a fixed cash fee component and a share-based component consisting of an award of Restricted Stock Units (described below), which makes Board remuneration simple, transparent and easy for shareholders to understand. Remuneration is commensurate to the time committed by the directors to the Board and its various committees and is set by the shareholders’ meeting upon recommendation of the Remuneration Committee. In addition, the remuneration is designed to attract and retain talented directors. The award of Restricted Stock Units further aligns the interests of the directors with the sustainable value-creation objectives of the company.

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Former LTI stock option plan

Until 31 December 2018, the company had a long-term incentive (LTI) stock option plan for directors. All LTI grants to directors were in the form of stock options on existing shares with the following features:

•	an exercise price equal to the market price of the share at the time of granting;

•	a maximum lifetime of 10 years and an exercise period that starts after five years; and

•

the LTI stock options cliff vest after five years. Unvested LTI stock options are subject to forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

This LTI stock option plan was replaced in 2019 with the RSU Plan described below.

RSU Plan

As from 2019, the share-based component of the directors’ remuneration is paid under the form of Restricted Stock Units. Under this plan, which was approved by the company’s annual shareholders’ meeting on 24 April 2019, the company may grant Restricted Stock Units corresponding to a fixed value in euro to the members of its Board, as part of the fixed remuneration for the exercise of their duties. The granting and vesting of the Restricted Stock Units are not subject to performance criteria. The RSU Plan therefore qualifies as fixed remuneration, as recommended by the 2020 Belgian Corporate Governance Code.

Such Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings).

Contrary to the soft law recommendation of the 2020 Belgian Corporate Governance Code, the shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of the delivery and one year after the date of departure of the relevant director. However, the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of the 2020 Belgian Corporate Governance Code.

c. Other

The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses).

The company does not provide pensions, medical benefits or other benefit programs to directors.

8.1.3. Remuneration policy of the ExCom

The company’s remuneration policy for executives is designed to support its high-performance culture and the creation of long-term sustainable value for its shareholders. The goal of the policy is to reward executives with market-leading compensation, which is conditional upon both the overall success of the company and individual performance. It promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company and enables the company to attract and retain the best talent at global levels.

Base salaries are aligned with mid-market levels. Additional short- and long-term incentives are linked to challenging short- and long-term performance targets, and the investment of part or all of any variable compensation earned in company shares is encouraged (see section

8.1.3.A.b).

The Board determines the maximum amount for the funding of the variable remuneration pool prior to the start of a performance year and the allocation is made in accordance with criteria determined by the Board upon recommendation of the Remuneration Committee.

All criteria and the duration of the vesting periods are aligned with the relevant time horizon of the company and set to foster a sustainable and long-term commitment to shareholder value creation. Criteria and objectives are reviewed by the Remuneration Committee and the Board to ensure they are aligned with the company’s business objective and strategic ambition.

The targets for each of the performance KPIs and business and personal objectives of the CEO and the members of the ExCom and SLT are set and assessed by the Board based on a pre-determined performance matrix, upon recommendation of the Remuneration Committee. The target achievement and corresponding annual and long-term incentives of the CEO and the other members of the ExCom and SLT are assessed by the Remuneration Committee.

The Board may revise the level of remuneration and approve a revised remuneration policy upon recommendation of the Remuneration Committee, subject to the approval of the shareholders’ meeting where required (see sections 8.1.1 and 8.1.2 above).

A. Components of executive remuneration

Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentive stock options, (d) long-term Restricted Stock Units, (e) pension schemes and (f) other components.

The ratio between fixed remuneration (consisting of items (a), (e) and (f) listed above) and on-target variable remuneration (consisting of items (b), (c) and (d) listed above) depends on seniority levels of the executives. Our remuneration structure puts a significant emphasis on share-based components, resulting in items (b), (c) and (d) being of a relatively higher weight assuming all performance and other requirements are fully met.

a. Base salary

To promote alignment with market practice, executives’ base salaries are reviewed overall against benchmarks. These benchmarks are collected by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 global leading peer companies (Peer Group) is used when available. The Peer Group is comprised of companies with a similar size to AB InBev, with the majority of them belonging to the consumer goods sector. The constituents share a complex and diverse business model and operate in talent and labor markets similar to AB InBev.

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The Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant. It may be revised from time to time as the company evolves.

If Peer Group data are not available for a given role, Fortune 100 companies’ data are used.

Executives’ base salaries are intended to be aligned with mid-market levels for the appropriate market. Mid-market means that, for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation at target is intended to be 10% above the third quartile.

b. Variable performance-related compensation (bonus) – Share-based compensation plan

Variable performance-related compensation (bonus) is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance.

The target variable performance-related compensation (bonus) is expressed as a percentage of the market reference salary applicable to the executive. The on-target bonus percentage currently theoretically amounts to maximum 200% of the market reference salary for members of the ExCom and 340% for the CEO. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of overachievement or other exceptional circumstances.

The effective payout of variable performance-related compensation (bonus) is directly correlated with performance; i.e., linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics.

Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. Examples of key performance metrics are:

•	EBITDA (organic)

•	Cash Flow Generation

•	Net Revenue Growth

•	Market Share

•	Sustainability targets

These key performance metrics may evolve over time. The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the company’s strategic priorities. Further details on the metrics for a given financial year are included in the remuneration report for such year.

Below a hurdle of achievement for total company and business unit targets, no variable compensation is earned irrespective of personal target achievement.

In addition, the final individual bonus payout percentage also depends on each executive’s personal achievement of their individual performance targets. Individual performance targets of the CEO and the ExCom members may consist of financial and non-financial targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial targets include targets in the field of brand development, operations and innovation, sustainability and other elements of corporate social responsibility, corporate reputation and compliance/ethics. Typical individual performance measures in the latter areas relate to employee engagement, talent pipeline, sustainability goals and compliance, and are linked to the achievement of the company’s strategic objectives.

The target achievement for each of the performance KPIs and business and personal objectives is assessed by the Remuneration Committee on the basis of accounting and financial data and other objective criteria. A weighted performance score is translated into a payout curve which has a hurdle and a cap. The hurdle is set at the minimum acceptable level of performance to trigger eligibility for a bonus pay-out.

The variable performance-related compensation (bonus) is usually paid annually in arrears after the publication of the company’s full year results, in or around March of the relevant year. Exceptionally, it may be paid out semi-annually at the discretion of the Board. In such case, the first half of the variable compensation is paid shortly after publication of the half year results and the second half is paid after publication of the full year results.

Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest some (60%) or all of its value in company shares (Voluntary Shares).

Voluntary Shares are:

•	existing ordinary shares;

•	entitled to dividends paid as from the date of grant;

•	with respect to bonuses for the financial year 2020 onwards, subject to a lock-up period of three years for half of them and five years for the other half1; and

•

granted at market price, to which a discount is applied. With respect to bonuses for the financial year 2020 onwards, the discount amounts to maximum 20%2. The discount is delivered in the form of Restricted Stock Units, subject to specific restrictions or forfeiture provisions in the event of termination of service (Discounted Shares).

Executives who invest in Voluntary Shares also receive a company shares match of three matching shares for each voluntary share invested up to a limited total percentage (60%) of each executive’s variable compensation. These matching shares are also delivered in the form of Restricted Stock Units (Matching Shares).

[1]	With respect to bonuses for the financial years 2019 and before, all voluntary shares must be held for a five-year period.
[2]	With respect to bonuses for the financial years 2019 and before, the discount was 10%.

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With respect to bonuses for the financial year 2020 onwards, half of the Restricted Stock Units relating to the Matching Shares and the Discounted Shares vest over a three-year period, while the other half vest over a five-year period3. No performance conditions apply to the vesting of the Restricted Stock Units. However, Restricted Stock Units will only be granted under the double condition that the executive:

•	has earned a variable compensation, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and

•	has agreed to reinvest all or part of his/her variable compensation in company shares, which are subject to a lock-up as indicated above (ownership condition).

In the event of termination of service before the vesting date of the Restricted Stock Units, forfeiture rules apply.

In accordance with the authorization granted in the company’s bylaws, this variable compensation system partly deviates from article 7:91 of the Belgian Companies and Associations Code, as it allows:

1.

for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, as indicated above, executives are encouraged to invest some or all of their variable compensation in company Voluntary Shares. Such voluntary investment also leads to a grant of Matching Shares in the form of Restricted Stock Units, of which half of them vest over a three-year period and half of them vest over a five-year period, ensuring sustainable long-term performance[4]; and

2.

for the Voluntary Shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of minimum three years. Nonetheless, half of the Voluntary Shares are subject to a three-year lock-up period and half of them are subject to a five-year lock-up period.[5]

c. Long-term incentives

Annual long-term incentives

Members of our senior management may be eligible for an annual long-term incentive paid out in stock options or other share-related instruments such as Restricted Stock Units, depending on management’s assessment of the executive’s performance and future potential. Any grant of annual long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee.

Long-term incentive stock options have the following features:

•	an exercise price equal to the market price of the share at the time of grant;

•	a maximum lifetime of 10 years and an exercise period that starts after five years;

•	upon exercise, each option entitles the option holder to purchase one share; and

•	the options cliff vest after five years. In the event of termination of service before the vesting date, forfeiture rules will apply.

Long-term Restricted Stock Units have the following features:

•	a grant value determined on the basis of the market price of the share at the time of grant;

•	upon vesting, each Restricted Stock Unit entitles its holder to acquire one share; and

•

half of the Restricted Stock Units cliff vest over a three-year period and the other half cliff vest over a five-year period. In the event of termination of service before the vesting date, specific forfeiture rules will apply.

Grants made as from financial year 2020 will primarily take the form of Restricted Stock Units.

Exceptional long-term incentives

Options or Restricted Stock Units may be granted from time to time to members of senior management of the company:

•	who have made a significant contribution to the success of the company; or

•	who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or

•	to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda.

Vesting of such options or Restricted Stock Units may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics, such as for example an EBITDA compounded annual growth rate.

Grants made as from financial year 2020 will primarily take the form of Restricted Stock Units.

Any grant of exceptional long-term incentives to members of the ExCom and/or SLT is subject to Board approval, upon recommendation of the Remuneration Committee.

By way of example, the following historic exceptional long-term incentive plans are currently in place:

[3]	With respect to bonuses for the financial years 2019 and before, the Restricted Stock Units relating to the Matching Shares and the Discounted Shares vest over a five-year period.
[4]	With respect to bonuses for the financial years 2019 and before, a five-year vesting period applies to the Restricted Stock Units relating to the Matching Shares and the Discounted Shares.
[5]	With respect to bonuses for the financial years 2019 and before, a five-year vesting period applies to Voluntary Shares.

AB InBev - Annual report 2020 - 80

1.

2020 Incentive Plan: options can be granted to selected members of the senior management of the company, who are considered to be instrumental in helping the company to achieve its ambitious growth target.

Each option gives the grantee the right to purchase one existing share. An exercise price is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after five years. The options only become exercisable provided a performance test is met by the company. This performance test is based on a net revenue amount which must be achieved by 2022 at the latest.

2.

Integration Incentive Plan: options can be granted to selected members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits.

Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years from grant and vest on 1 January 2022 and only become exercisable provided a performance test is met by the company by 31 December 2021 at the latest. This performance test is based on an EBITDA compounded annual growth rate target and may be complemented by additional country or zone specific or function specific targets. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

3.

Incentive Plan for SAB employees: options can be granted to employees of former SAB. The grant results from the commitment that the company has made under the terms of the combination with SAB that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with the group.

Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

4.

Long Run Stock Options Incentive Plan: options can be granted to selected members of the company’s senior management to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious long-term growth agenda over the next 10 years. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 5 or 10 years. The options only become exercisable provided a performance test is met by Anheuser-Busch InBev. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

Upon recommendation of the Remuneration Committee, the Board can implement similar exceptional long-term incentive plans.

d. Recurring specific long-term Restricted Stock Unit programs

Several recurring specific long-term Restricted Stock Unit programs are in place:

1.

A program allowing for the offer of Restricted Stock Units to certain members of senior management in certain specific circumstances, e.g. as a special retention incentive or to compensate for assignments of expatriates in certain limited countries. The Restricted Stock Units vest after five years and in the event of termination of service before the vesting date, forfeiture rules apply.

As from 1 December 2020, this program has been replaced by the new long-term Restricted Stock Units plan listed under item 5 below.

2.

A program allowing for the exceptional offer of Restricted Stock Units to certain members of senior management at the discretion of the Remuneration Committee as a long-term retention incentive for key managers of the company.

Members of senior management eligible to receive a grant under the program receive two series of Restricted Stock Units. The first half of the Restricted Stock Units vest after five years. The second half of the Restricted Stock Units vest after 10 years. As a variant under this program, the Restricted Stock Units may be granted with a shorter vesting period of 2.5 to three years for the first half and five years for the second half of the Restricted Stock Units. In the event of termination of service before the vesting date, forfeiture rules apply. As of 2017, instead of Restricted Stock Units, stock options may also be granted under the program with similar vesting and forfeiture rules.

As from 1 December 2020, this program has been replaced by the new long-term Restricted Stock Units plan listed under item 5 below.

3.

A program allowing certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (People bet share purchase program) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of three Matching Shares for each share invested or, as the case may be, a number of Matching Shares corresponding to a fixed monetary value that depends on seniority level. The Matching Shares are granted in the form of Restricted Stock Units which vest after five years. In the event of termination before the vesting date, forfeiture rules apply. Since 2016, instead of Restricted Stock Units, stock options may also be granted under this program with similar vesting and forfeiture rules.

4.

A program allowing for the offer of performance-based Restricted Stock Units (Performance RSUs) to certain members of the company’s senior management. Upon vesting, each Performance RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of five or ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. These Performance RSUs are subject to an organic EBITDA compounded annual growth rate target set by the Board. Other performance test criteria may be used for future grants, but they will remain in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders.

5.

A base long-term Restricted Stock Units program allowing for the offer of Restricted Stock Units to certain members of the company’s senior management in certain specific circumstances, e.g. as a special retention incentive or to compensate for assignments of expatriates in certain limited countries. This program was created in 2020 and will replace the programs listed under items 1 and 2 above for the purposes of grants made as from 1 December 2020.

AB InBev - Annual report 2020 - 81

Under this new program, Restricted Stock Units can be granted under sub-plans with specific terms and conditions and for specific purposes. The Restricted Stock Units in principle vest after five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans or introduce performance tests similar to those described under item 4 above.

Any grant under long-term Restricted Stock Unit programs to members of the ExCom and/or SLT is subject to Board approval, upon recommendation of the Remuneration Committee.

e. Exchange of share ownership program

From time to time, certain members of Ambev’s senior management are transferred to AB InBev and vice versa. In order to encourage management mobility and ensure that the interests of these managers are fully aligned with AB InBev’s interests, the Board has approved a program that aims at facilitating the exchange by these managers of their Ambev shares into AB InBev shares.

Under the program, the Ambev shares can be exchanged for AB InBev shares based on the average share price of both the Ambev and the AB InBev shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period. The discounted shares are forfeited in the event of termination of service before the end of the five-year lock-up period.

f. Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

Two programs which are aimed at maintaining consistency of benefits granted to executives and at encouraging the international mobility of executives while complying with all legal and tax obligations are in place:

1.

The Exchange program: under this program the vesting and transferability restrictions of the Series A options granted under the November 2008 Exceptional Option Grant and of the options granted under the April 2009 Exceptional Option Grant could be released, e.g. for executives who moved to the United States. These executives were then offered the possibility to exchange their options for ordinary AB InBev shares that remained locked up until 31 December 2018 (five years longer than the original lock-up period). Since the Series A options granted under the November 2008 Exceptional Option Grant and the options granted under the April 2009 Exceptional Option Grant vested on 1 January 2014, the Exchange program is no longer relevant for these options. Instead, the Exchange program has now become applicable to the Series B options granted under the November 2008 Exceptional Option Grant. Under the extended program, executives who are relocated, e.g. to the United States, can be offered the possibility to exchange their Series B options for ordinary Anheuser-Busch shares that, in principle, remain locked up until 31 December 2023 (five years longer than the original lock-up period). As a variant to this program, the Board also approved the recommendation of the Remuneration Committee to allow the early release of the vesting conditions of the Series B options granted under the November 2008 Exceptional Option Grant for executives who are relocated, e.g. to the United States. The shares that result from the exercise of the options must, in principle, remain blocked until 31 December 2023.

2.

The Dividend waiver program: where applicable, the dividend protection feature of the outstanding options owned by executives who move to the United States is being cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned.

There is also a possible early release of vesting conditions of unvested stock options or Restricted Stock Units which are vesting within six months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the Restricted Stock Units must remain blocked until the end of the initial vesting period.

g. Pension schemes

Our executives participate in Anheuser-Busch InBev’s pension schemes in either the United States, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans.

h. Other benefits

The company is prohibited from making loans to members of the ExCom or SLT, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses).

Executives and their family are eligible to participate in the Employer’s Executive benefit plans (including medical and hospitalization, death and disability plans) in effect from time to time, in line with the predominant market practices.

B. Minimum threshold of shares to be held

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment.

AB InBev - Annual report 2020 - 82

C. Main contractual terms and conditions of employment of members of the ExCom

The terms and conditions of employment of the members of the ExCom are included in individual employment agreements which are concluded for an indefinite period of time. Executives are also required to comply with the company’s policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations under their employment agreements.

The agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of company and individual targets set by the company. The specific conditions and modalities of the variable compensation are fixed separately by the company and approved by the Remuneration Committee.

The termination arrangements for the ExCom members provide for a termination indemnity of 12 months of remuneration, including variable compensation, in the event of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if the company decides to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months, subject to applicable laws and regulations.

D. Reclaim of variable remuneration

The company’s share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the stock options and/or Restricted Stock Units granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of the company’s Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the exercise of the stock options or vesting of the Restricted Stock Units.

8.2. Remuneration report

This remuneration report must be read together with the remuneration policy which, to the extent necessary, should be regarded as forming part of this remuneration report. The remuneration granted to directors and ExCom members with respect to financial year 2020 is in line with the remuneration policy. It is designed to support the company’s high-performance culture and the creation of long-term sustainable value for its shareholders and promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company.

The remuneration report will be submitted to the approval of the annual shareholders’ meeting of 28 April 2021.

8.2.1. Remuneration report relating to directors

A. General overview

a. Cash remuneration

As from 2019 onwards, the fixed annual fee of the directors amounts to EUR 75,000, except for the chairperson of the Board and the chairperson of the Audit Committee whose annual fixed fees amount respectively to EUR 255,000 and EUR 127,500.

In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 for the chairperson of the Audit Committee, (b) EUR 14,000 for the other members of the Audit Committee, (c) EUR 14,000 for each of the chairpersons of the Finance Committee, the Remuneration Committee and the Nomination Committee, and (d) EUR 7,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee, it being understood that the amounts of the retainers set out above are cumulative in the case of participation of a director in several committees.

b. Share-based remuneration

Former LTI stock option plan

Until 31 December 2018, the company had an LTI stock option plan for directors (see section 8.1.2.b Former LTI Stock Option Plan), which was replaced in 2019 with the RSU Plan described below.

RSU Plan

At the company’s annual shareholders’ meeting held on 24 April 2019, it was resolved that the share-based portion of the remuneration of the directors of the company be granted under the form of Restricted Stock Units corresponding to a fixed gross value per year of (i) EUR 550,000 for the chairperson of the Board, (ii) EUR 350,000 for the chairperson of the Audit Committee and (iii) EUR 200,000 for the other directors (see above section 8.1.2.b RSU Plan).

Such Restricted Stock Units vest after five years. Each director is entitled to receive a number of Restricted Stock Units corresponding to the amount to which such director is entitled divided by the closing price of the shares of the company on Euronext Brussels on the day preceding the annual shareholders’ meeting approving the accounts of the financial year to which the remuneration in Restricted Stock Units relates. Upon vesting, each vested Restricted Stock Unit entitles its holder to one AB InBev share (subject to any applicable withholdings). These Restricted Stock Units replaced the stock options to which the directors were previously entitled.

The granting and vesting of the Restricted Stock Units are not subject to performance criteria. Therefore, the RSU Plan for the directors qualifies as fixed remuneration.

AB InBev - Annual report 2020 - 83

B. Individual director remuneration

Individual director remuneration for 2020 is presented in the table below. All amounts presented are gross amounts expressed in Euro before deduction of withholding tax.

	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of Restricted Stock Units granted (3)
Maria Asuncion Aramburuzabala	13	75,000	0	75,000	4,526
Martin J. Barrington	14	255,000	21,000	276,000	12,447
Michele Burns	14	127,500	42,000	169,500	7,920
Sabine Chalmers	14	75,000	4,083	79,083	4,526
Paul Cornet de Ways Ruart	14	75,000	7,000	82,000	4,526
Grégoire de Spoelberch	14	75,000	11,084	86,084	4,526
Claudio Garcia	14	75,000	19,251	94,521	4,526
William F. Gifford (1)	13	0	0	0	0
Paulo Lemann	14	75,000	7,000	81,000	4,526
Xiaozhi Liu	13	75,000	14,000	89,000	4,526
Alejandro Santo Domingo	14	75,000	4,083	79,083	4,526
Elio Leoni Sceti	12	75,000	21,000	96,000	4,526
Cecilia Sicupira	14	75,000	7,000	81,000	4,526
Marcel Herrmann Telles (2)	8	31,730	11,666	43,397	4,526
Roberto Thompson Motta (2)	6	43,270	4,083	47,352	0
Alexandre Van Damme	14	75,000	12,833	87,833	4,526
All directors as a group		1,282,500	186,083	1,468,583	74,679

(1)	William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2020 and before.
(2)	Roberto Thompson Motta was appointed director on 3 June 2020. The mandate of Marcel Herrmann Telles ended on 3 June 2020.
(3)	No Restricted Stock Units granted to Directors vested in 2020.

C. Options owned by directors

The table below sets forth, for each of the company’s current directors, the number of LTI stock options they owned as of 31 December 2020 (1). LTI options are no longer awarded to directors (last grant on 25 April 2018).

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22		Number of LTI stock options owned
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015	30 April 2014
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025	29 April 2024
Maria Asuncion Aramburuzabala	15,000	15,000	15,000	15,000	0		60,000
Martin J. Barrington	0	0	0	0	0		0
Sabine Chalmers (2)	0	0	0	0	0		0
Michele Burns	25,500	25,500	25,500	0	0		76,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000		75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000		75,000
Claudio Garcia (2)	0	0	0	0	0		0
William F. Gifford (3)	0	0	0	0	0		0
Paulo Lemann	15,000	15,000	15,000	15,000	0		60,000
Xiaozhi Liu	0	0	0	0	0		0
Alejandro Santo Domingo	15,000	15,000	0	0	0		30,000
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0		60,000
Cecilia Sicupira	0	0	0	0	0		0
Roberto Thompson Motta	0	0	0	0	15,000	(4)	15,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000		75,000
Strike price (Euro)	84.47	104.50	113.25	113.10	80.83

(1)

At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants were converted into LTI stock options, i.e. the right to purchase existing ordinary shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the outstanding LTI warrants remained unchanged. In 2020, no LTI stock options listed in the above table were exercised by directors. No LTI stock options were granted to Directors in 2020.

(2)

Claudio Garcia and Sabine Chalmers do not hold stock options under the company’s LTI Stock Options Plan for directors. However, they do still hold certain stock options that were awarded to them in the past in their capacity as executives of the company. Out of these, in 2020 Claudio Garcia exercised 47,680 LTI Options of 30 November 2010 with an exercise price of EUR 42.41.

(3)	William F. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2020 and before.
(4)	15,000 stock options granted on 30 April 2014 to Roberto Thomson Motta in the framework of his previous director mandate at the company.

AB InBev - Annual report 2020 - 84

D. Restricted Stock Units owned by directors

The table below sets forth, for each of the company’s current directors, the number of Restricted Stock Units they owned as of 31 December 2020:

			Number of Restricted Stock Units owned (3)

Grant Date	24 April 2019	3 June 2020
Vesting Date	24 April 2024	3 June 2025
Maria Asuncion Aramburuzabala	2,595	4,526	7,121
Martin J. Barrington	1,614	12,447	14,061
Michele Burns	4,544	7,920	12,464
Sabine Chalmers (2)	0	4,526	4,526
Paul Cornet de Ways Ruart	2,595	4,526	7,121
Grégoire de Spoelberch	2,595	4,526	7,121
Claudio Garcia (2)	0	4,526	4,526
William F. Gifford (1)	0	0	0
Paulo Lemann	2,595	4,526	7,121
Xiaozhi Liu	0	4,526	4,526
Alejandro Santo Domingo	2,595	4,526	7,121
Elio Leoni Sceti	2,595	4,526	7,121
Cecilia Sicupira (1)	0	4,526	4,526
Roberto Thompson Motta	0	0
Alexandre Van Damme	2,595	4,526	7,121
All directors as a group	24,323	70,153	94,476

(1)	William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2020 and before.
(2)

In addition to the restricted stock units held under the company’s RSU Plan for directors, Claudio Garcia and Sabine Chalmers hold certain Restricted Stock Units that were awarded to them in the past in their capacity as executives of the company.

(3)	No Restricted Stock Units granted to Directors vested in 2020.

8.2.2. Remuneration report relating to the ExCom

Except as provided otherwise, the information in this section relates to the ExCom as at 31 December 2020.

A. Components of executive remuneration

Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentive stock options, (d) long-term Restricted Stock Units, (e) pension schemes (f) other components. All amounts shown below are gross amounts before deduction of withholding taxes and social security.

In addition, the Board has set up a minimum threshold of shares to be held by the CEO and by the other members of the ExCom, as indicated in the remuneration policy (see above section 8.1).

a. Base salary

In view of the Covid-19 pandemic in 2020, the members of the ExCom and SLT voluntarily reduced their base salary by 20% for the period starting on 1 May 2020 until 31 December 2020.

In 2020, based on his employment contract (and taking into account the aforementioned voluntary 20% reduction), the CEO earned a fixed annual salary of EUR 1.24 million (USD 1.42 million), while the other members of the ExCom earned an aggregate annual base salary of EUR 1.58 million (USD 1.80 million).

b. Variable performance-related compensation (bonus) – Share-based compensation plan

As indicated in the remuneration policy (see above section 8.1), the effective payout of variable compensation (bonus), if any, is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics.

Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. For financial year 2020, the key performance metrics and their relative weight were:

Key Performance Metrics	Weight
Net Revenue (organic)	50%
EBITDA (organic)	30%
Cash flow (organic)	20%
Total	100%

AB InBev - Annual report 2020 - 85

The aggregated target achievement of the performance criteria in 2020 was 0%, reflecting the impact of the Covid-19 pandemic on the company’s operations and results.

Below a hurdle of achievement for total company and business unit targets, no variable compensation (bonus) is earned irrespective of personal target achievement.

The targets for each of the performance KPIs and business and personal objectives are set and assessed by the Board, upon recommendation of the Remuneration Committee. A weighted performance score is translated into a payout curve which has a hurdle and a cap. The hurdle is set at the minimum acceptable level of performance to trigger eligibility for a bonus pay-out.

As indicated in the remuneration policy (see above section 8.1), executives receive their bonus (if any) in cash but are encouraged to invest some or all of its value in Voluntary Shares. Such voluntary investment leads to a 20% discount and a company shares match of three Matching Shares for each share voluntarily invested up to a limited total percentage of each executive’s bonus.

Variable compensation (bonus) for performance in 2019 – paid in July 2019 and March 2020

For the year 2019, the CEO earned a bonus of EUR 2.61 million (USD 2.93 million). The other members of the ExCom (as at 31 December 2019) earned an aggregate bonus of EUR 2.49 million Euro (USD 2.80 million).

These bonus amounts are based on the company’s performance during the year 2019 and the executives’ individual target achievement. A first instalment of the bonus was paid in July 2019 (variable compensation awarded related to the first half of 2019) and the remainder of the bonus for the year 2019 was paid in March 2020.

The remuneration report for 2019 sets forth information regarding the number of the company’s shares voluntarily acquired by and Matching Shares granted to the CEO and the other members of the ExCom on 29 July 2019 following the payment of the first instalment.

Following the payment of the second instalment, 3,326 Voluntary Shares were acquired by and 10,627 Matching Shares were granted to John Blood on 2 March 2020.

Variable compensation (bonus) for performance in 2020

For the year 2020, based on the company’s target achievement during the year 2020, no bonus was earned by the CEO or any other member of the ExCom, irrespective of individual target achievement.

c. Long-term incentives

Annual long-term incentive restricted stock units

On 14 December 2020, long-term restricted stock units were granted to David Almeida (14,413 RSUs), John Blood (12,011 RSUs) and Fernando Tennenbaum (12,011 RSUs). On 28 January 2021, the Board approved the annual long-term incentive restricted stock units grant to Carlos Brito which will be effective 1 March 2021 and will be disclosed in the ordinary course.

Half of the restricted stock units cliff vest over a three-year period and the other half cliff vest over a five-year period (see section 8.1.3.A.c). In the event of termination of service before the vesting date, forfeiture rules apply.

Exceptional long-term incentives

On 25 March 2020, long-term stock options (having an exercise price of EUR 40.40) were granted to David Almeida (1,423,122 options), John Blood (711,561 options) and Fernando Tennenbaum (1,423,122 options) as an exceptional long-term retention incentive.

The options cliff vest after five years and have a maturity of 10 years. In the event of termination of service before the vesting date, forfeiture rules apply.

In 2020, no grants were made to members of the ExCom under the historic exceptional long-term incentive plans described in section

8.1.3.A.c.

d. Recurring Specific long-term Restricted Stock Unit programs

On 25 March 2020, long-term Restricted Stock Units were granted to David Almeida (456,561 RSUs), John Blood (114,140 RSUs) and Fernando Tennenbaum (228,280 RSUs) as an exceptional long-term retention incentive under the program described in item 1 of section 8.1.3.A.d. The Restricted Stock Units cliff vest after five years and in the event of termination of service before the vesting date, forfeiture rules apply.

In 2020, no grants were made to members of the ExCom under the company’s other recurring specific long-term Restricted Stock Unit programs (as described in section 8.1.3.A.d.).

e. Exchange of share ownership program

In 2020, no member of the ExCom participated in the company’s exchange of share ownership program (as described in section 8.1.3.A.e).

f. Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

In 2020, no member of the ExCom participated in any of the company’s programs for maintaining consistency of benefits granted and for encouraging global mobility of executives (as described in section 8.1.3.A.f).

g. Pension schemes

Our executives participate in Anheuser-Busch InBev’s pension schemes in either the US, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans.

The CEO and the other members of the ExCom participate in a defined contribution plan. No annual contributions were due by the company under his plan in 2020. The contributions for the other members of the ExCom amounted to approximately USD 0.04 million in aggregate in 2020.

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h. Other benefits

Executives are also entitled to disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites that are competitive with market practices, the costs of which together amounted in 2020 to approximately USD 0.04 million for the CEO and approximately USD 0.06 million in aggregate for the other members of the ExCom.

B. Main contractual terms and conditions of employment of members of the Executive Committee (ExCom) in 2020

See section 8.1.3.C for a description of the main contractual terms and conditions of employment of members of the ExCom, including termination arrangements.

Effective 29 April 2020, Felipe Dutra (former Chief Financial and Technology Officer) left the company. He was granted a termination indemnity not exceeding the sum of 12 months of his base salary and the average of the variable compensation paid for the last two years.

Carlos Brito was appointed to serve as the CEO starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, the CEO is entitled to a termination indemnity of 12 months of remuneration, including variable compensation as described above.

C. Reclaim of variable remuneration

Malus provisions have been included in the share-based compensation and long-term incentive plans relating to grants made in 2020 (see section 8.1.3.D.). No variable remuneration was reclaimed in 2020.

D. Options owned by members of the ExCom

The table below sets forth the number of LTI stock options owned by the members of our ExCom as of 31 December 2020 under the annual LTI stock option plan (see section 8.1.3. A.c).

	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	30 Nov 2010	30 Nov 2011	30 Nov 2012	02 Dec 2013	01 Dec 2014	01 Dec 2015	22 Dec 2015
Expiry date	29 Nov 2020	29 Nov 2021	29 Nov 2022	01 Dec 2023	30 Nov 2024	30 Nov 2025	21 Dec 2025
ExCom(1)	0	336,713	584,073	372,870	214,336	36,035	487,804
Strike price (EUR)	42.41	44.00	66.56	75.15	94.46	121.95	113.00

	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	01 Dec 2016	20 Jan 2017	1 Dec 2017	22 Jan 2018	25 Jan 2019	02 Dec 2019
Expiry date	30 Nov 2026	19 Jan 2027	30 Nov 2027	21 Jan 2028	24 Jan 2029	01 Dec 2029
ExCom(1)	36,728	425,403	19,112	436,286	122,717	168,268
Strike price (EUR)	98.04	98.85	96.70	94.36	65.70	71.87

(1)	The following options were exercised in 2020:
a.	David Almeida exercised 51,095 LTI options of 30 December 2010 with a strike price of EUR 42.41.
b.	John Blood exercised 6,734 LTI options of 30 December 2010 with a strike price of EUR 42.41.

The table below sets forth the number of options owned by the members of the ExCom as of 31 December 2020(1) under the November 2008 Exceptional Option Grant.

	November 2008 Exceptional Grant options Series B	November 2008 Exceptional Grant options Series B – Dividend Waiver 09	November 2008 Exceptional Grant options Series B – Dividend Waiver 11	November 2008 Exceptional Grant options Series B – Dividend Waiver 13
Grant date	25 Nov 2008	1 Dec 2009	11 July 2011	31 May 2013
Expiry date	24 Nov 2023	24 Nov 2023	24 Nov 2023	24 Nov 2023
ExCom(2)	133,849	300,566	0	0
Strike price (EUR)	10.32	33.24	40.35	75.82

(1)

The Series A stock options have a duration of 10 years as from granting and vested on 1 January 2014. The Series B stock options have a duration of 15 years as from granting and vested on 1 January 2019. The exercise of the stock options is subject, among other things, to the condition that the company meets a performance test. This performance test, which was met, required the net debt/EBITDA, as defined (adjusted for exceptional items) ratio to fall below 2.5 before 31 December 2013.

(2)	The following options were exercised in 2020:
a.	Carlos Brito exercised 1,492,830 options of 25 November 2008 with a strike price of EUR 10.32 and 960,030 options of 1 December 2009 with a strike price of EUR 33.24.

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The table below sets forth the number of options granted under exceptional long-term plans owned by the members of the ExCom as of 31 December 2020 (see section 8.1.3. A.c).

	2020 Incentive Stock Options	Integration Incentive Stock Options	Integration Incentive Stock Options	Long Run Stock Options Incentive Plan	Long Run Stock Options Incentive Plan	March 2020 Stock Option Incentive
Grant date	22 December 2015	15 December 2016	5 May 2017	1 December 2017	18 May 2018	25 March 2020
Expiry date	21 December 2025	31 December 2026	31 December 2026	31 December 2032	31 December 2032	24 March 2030
ExCom	191,294	173,628	261,706	1,501,878	1,708,044	3,557,805
Strike price (EUR)	113.00	97.99	109.10	96.70	80.34	40.40

E. Restricted Stock Units owned by members of the ExCom

The table below sets forth the number of Restricted Stock Units owned by the members of the ExCom as of

31 December 2020(1).

	December 2012 Exceptional RSU B	December 2014 Exceptional RSU B	Matching Shares March 2016	Matching Shares March 2017	Matching Shares March 2018	August 2018 Performance RSU	Matching Shares March 2019
Grant date	14 December 2012	17 December 2014	2 March 2016	3 March 2017	2 March 2018	14 August 2018	4 March 2019
Vesting date	14 December 2022	17 December 2024	2 March 2021	3 March 2022	2 March 2023	14 August 2023	4 March 2024
ExCom	7,214	10,717	75,726	2,043	163,464	54,479	30,464

	Matching Shares July 2019	Matching Shares March 2020	March 2020 RSU grant	December 2020 LTI RSU A	December 2020 LTI RSU B
Grant date	29 July 2019	2 March 2020	25 March 2020	14 December 2020	14 December 2020
Vesting date	29 July 2024	2 March 2025	25 March 2025	14 December 2023	14 December 2025
ExCom	80,759	10,748	808,089	19,219	19,216

(1)	The following Restricted Stock Units vested in 2020:
a.	26,505 Restricted Stock Units from 4 March 2015 held by Carlos Brito vested in March 2020 at a price of EUR 50.14.
b.	1,339 Restricted Stock Units from 4 March 2015 held by Fernando Tennenbaum vested in March 2020 at a price of EUR 50.14.
c.	951 Restricted Stock Units from 4 March 2015 held by John Blood vested in March 2020 at a price of EUR 50.14.

8.2.3. Pay ratio

For 2020, the ratio between the remuneration of the highest paid member of our ExCom and the lowest paid employee of the Company (Anheuser-Busch InBev SA/NV) was 66.3 to one.

For purposes of calculating the ratio, the following components have been taken into account to determine the total remuneration for 2020: (a) base salary, (b) variable performance-related compensation (bonus) definitively acquired in 2020 (if any), (c) long-term incentives vested in 2020 (if any), (e) pension contributions and (f) other cash and non-cash benefits (e.g. health plans, etc.). Expat allowances (if any) have been excluded from the calculation, since they mainly represent the reimbursement of additional expenses incurred by the employee as a result of the assignment abroad.

Our pay ratio may vary significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

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8.2.4. Comparative information on the change of remuneration and company performance

The below table contains information on the annual change of (i) the remuneration of the directors and the members of the ExCom, (ii) the performance of the company and (iii) the average remuneration on a full-time equivalent basis of employees of the company (other than the persons under item (i)), over the five most recent financial years.

As explained in section 8.2.3 above, ExCom remuneration varies significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

Comparative table on the change of remuneration and company performance over the last five reported financial years

Annual change in %	2016 vs 2015	2017 vs 2016	2018 vs 2017	2019 vs 2018		2020 vs 2019
1. Average remuneration of the directors (total)
Board Members(1)	14%	(56%)	(40%)	6%		0%
2. Average remuneration of the ExCom members (total)
ExCom Members(2)	19%	(25%)	(62%)	> 100	%(3)	(97%)
3. AB InBev performance (Group)
EBITDA (organic) (4)	(0%)	13%	8%	3%		(13%)
Net Revenue (organic) (4)	2%	5%	5%	4%		(4%)
GHG Emissions(5)	(9%)	12%	(6%)	(14%)		(7%)
4. Average remuneration on a FTE basis of employees of the Company
Employees of the	(21%)	(7%)	(16%)	48%		4%
Company(6)

Explanatory notes

1.

Average remuneration of Board members for a given financial year calculated on the basis of total value of cash components due in respect of the relevant year and the value (if any) of share based components that vested during such year, divided by the number of directors that sat on the Board as per the end of that year (excluding directors, if any, who have waived their entitlement to director remuneration).

2.

Average remuneration of the members of the ExCom for 2020 and 2019 calculated on the basis of the total value of cash components (i.e. base salary, bonus, benefits, etc.) due in respect of the relevant year and the value (if any) of share-based components that vested during such year, for all executives who sat on the ExCom as per the end of that year. The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management (EBM). Hence, for comparison purposes, the average remuneration depicted for the years 2015-2018 was calculated on the same basis for those members of the former EBM historically exercising the functions held by the current members of the ExCom.

3.

The significant increase between 2019 and 2018 is driven by the vesting on 1 January 2019 of the following aggregate stock options granted in 2008 and 2009 to three ExCom members (as of 2019): (a) 2.2 million November 2008 Exceptional Grant Options (series B) with a strike price of EUR 10.32, (b) 0.36 million November 2008 Exceptional Grant Options (series B) with a strike price of EUR 10.50, and (c) 1.6 million Dividend Waiver Series Options of December 2009 with a strike price of EUR 33.24. The share price on the vesting date was EUR 57.40.

4.

Based on organic Group EBITDA and organic Net Revenue numbers reported in the full year results announcement published by the company for the relevant financial year. The numbers as from 2017 onwards reflect the enlarged scope post-combination with SAB.

The 2018 results were restated considering (i) the adoption of new IFRS rules on lease accounting (IFRS 16 Leases) under the full retrospective approach on 1 January 2019 and (ii) the classification of our Australian business as discontinued operations.

5.

Based on GHG Emissions Scope 1+2 (kgCO2e/hl) numbers for the AB InBev Group as published in the Annual Report for the relevant financial year. It is to be noted that the GHG Emissions Scope 1+2 (kgCO2e/hl) numbers before 2017 reflect the situation for the AB InBev Group pre-combination with SAB. The numbers as from 2017 onwards reflect the enlarged scope post-combination with SAB.

6.

Calculated on a Belgian GAAP basis (the sum of line items 620, 622, 623 and 624 of the statutory annual accounts divided by the number of FTE of Anheuser-Busch InBev SA/NV set forth in line item 1003 in the social balance annex to the statutory accounts).

AB InBev - Annual report 2020 - 89

Contacts

Registered Office

Anheuser-Busch InBev

Grand-Place 1

1000 Brussels

Belgium

Global Headquarters  -  Belgium

Anheuser-Busch InBev

Brouwerijplein 1

3000 Leuven

Belgium

Functional Management Office

Anheuser-Busch InBev

250 Park Avenue

Floor 2

New York, NY 10177

United States

Africa

The South African Breweries

56 Grosvenor Road

Bryanston, Sandton

South Africa

Asia Pacific

Budweiser Brewing Company

APAC Ltd.

Suites 3012-16, Tower Two,

Times Square

1 Matheson Street,

Causeway Bay, Hong Kong

Hong Kong SAR

Europe

InBev Belgium

Brouwerijplein 1

3000 Leuven

Belgium

Latin America COPEC

Bavaria

Cra. 53A No. 127-35

Bogotá

Colombia

Latin America North

Ambev

Corporate Park

Rua Dr. Renato Paes de Barros 1017

4th Floor

04530-001, Sao Paulo

Brazil

Latin America South

Cerveceria y Malteria Quilmes

S.A.I.C.A y G.

Av. Rafael Obligado 1221 1er piso

Capital Federal

Argentina

Middle Americas

Grupo Modelo

Cerrada de Palomas No. 22, Piso 6

Colonia Reforma Social CP 11650

Delegación Miguel Hidalgo

Ciudad de Mexico

North America

Anheuser-Busch Co. Inc.

One Busch Place

St. Louis, MO 63118

United States

AB InBev - Annual report 2020 - 90

Registered trademarks

The following brands are registered trademarks of Anheuser-Busch InBev SA/NV or one of its affiliated companies:

Global brands:

Budweiser, Stella Artois and Corona

International brands:

Castle, Beck’s, Leffe, Hoegaarden and Michelob Ultra

Local brands:

10 Barrel, 100% renewable electricity, Aguila, Alexander Keith’s, Alta Palla, Ama, Andes, Antarctica, Archibald, Atlas Golden Light, Atom Brands, Babe, Bagbier, Balboa, Bathtub Gin, Barrilito, Bass, BBC La Cotidiana, Be a King, Beck’s Ice, Becker, Belle-Vue, Belgian Beer Café, Best Damn, Birra del Borgo, Blasfemia, Blue Girl, Blue Point, Boddingtons, Bohemia, Bon & Viv, Boxing Cat, Brahma, Breckenridge, Brutal Fruit, Bud 0.0, Bud 66, Bud Light, Bud Light Seltzer, Budweiser Copper Lager, Budweiser Harvest Reserve, Busch, Busch Light, Cafri, Camden Town, Camden Hells, Carlton, Carling Black Label, Cass, Castle Lite, Castle Lite Cold Lock, Chernigivske, Club, Club Colombia, Colorado, Colorado Ribeirão Lager, Corona Cero, Corona Extra, Corona This Is Living, Coronita, Crew Republic, Cristal, Cubanisto, Cucapá, Cusqueña, Cutwater, Devils Backbone, Diebels, Diekirch, Drinkworks Home Bar, Eagle Lager, Elysian, Estrella, Estrella Jalisco, Flying Fish Chill, Four Peaks, Franziskaner, Ginette, Ginsber, Golden Road, Goose Island, Great Northern, Guaraná Antarctica, Haake-Beck, Harbin, Harbin Cristal, Hasseröder, Hertog Jan, Hertog Jan 0.0, HiBall, Hoegaarden Rosée, Impala, Jinling, Jinlongquan, Julius, Jupiler, Jupiler 0.0, Kaiba, Karbach, Kilimanjaro, King of Beers, Klinskoye, Kokanee, Kombrewcha, Kwak, Labatt, Lakeport, La Legítima, Land Shark Lager, La Virgen, Leffe Royale, Leffe 0.0, Leon, Liberty, Löwenbräu, Lucky, Mackeson, Magnífica, Malta, Maverick Drinks, Master of Malt, Mexicali, Michelob Ultra Pure Gold, Michelob Ultra Lime Cactus, Mike’s Hard, Mike’s Hard Sparkling Water, Mill Street, Modelo, Modelo Especial, Montejo, Mountain Series, Natty Daddy, Natural Light, Natural Light Seltzer, Negra Modelo, Norte, Nossa, O’Doul’s, OB, Oland, Old Blue Last, Paceña, Pacifico, Patagonia, Patagonia Hoppy Lager, Patricia, Pilsen, Pilsen Callao, Pilsener, Pirate Life, Poker, Pony Malta Plus, Presidente, Pure Blonde, Pure Draught, Quilmes, RateBeer, Redd’s Apple, Ritas, Rogan, Safari, Salva Vida, Saturday Session, Sedrin, Shiliang, Shock Top, Sibirskaya Korona, Skol, Skol Beats GT, Skol Puro Malte, SmartBarley, Spaten, Stanley Park, Stella Artois Buy A Lady A Drink, Stella Artois Midnight Lager, Stella Artois Seltzer, Sunbru, T, Temple Brewery, Tijuana, Tolstiak, Tripel Karemeliet, Tropical, Vieux Temps, Victoria, Victoria Bitter, Wäls, Whitbread, Wicked Weed, Yantar, Zalva, ZX Ventures.

The following brand is a registered trademark:

•	PerfectDraft: co-owned with Koninklijke Philips N.V.

•	Clean Waves: co-owned with Parley LLC

Responsible Editor

Ingvild Van Lysebetten

Project Lead

Fallon Buckelew

Translation Supervision

Ingvild Van Lysebetten

Special thanks to all our proofreaders and colleagues from Anheuser-Busch InBev who made this Annual Report a reality.

Original English version written by

Marci Limpert

Design and Production

Chris Communications

U kan dit rapport in het Nederlands raadplegen op onze website: www.ab-inbev.com

Vous pouvez consulter ce rapport en français sur notre site web: www.ab-inbev.com

Anheuser-Busch InBev NV/SA

Brouwerijplein 1B-3000 Leuven

Belgium

Tel: +32 16 276 111

Fax: +32 16 506 111

Register of Companies

0417.497.106

AB InBev - Annual report 2020 - 91